Exhibit D

CURRENT DESCRIPTION OF THE REPUBLIC

TABLE OF CONTENTS

INTRODUCTION	D-4
MAP OF BRAZIL	D-4
SUMMARY	D-5
RECENT DEVELOPMENTS	D-7
THE FEDERATIVE REPUBLIC OF BRAZIL	D-7
Political Developments	D-7
Public Health	D-8
Foreign Affairs, International Organizations, and International Economic Cooperation	D-9
Employment and Labor	D-9
Social Security	D-9
Environment	D-9
THE BRAZILIAN ECONOMY	D-11
Economy in 2024	D-11
Gross Domestic Product	D-11
Principal Sectors of the Economy	D-12
FINANCIAL SYSTEM	D-12
Monetary Policy and Money Supply	D-12
Foreign Exchange Rates	D-13
Financial Institutions	D-13
Banking Supervision	D-13
BALANCE OF PAYMENTS	D-13
PUBLIC FINANCE	D-14
Fiscal Balance	D-16
PUBLIC DEBT	D-17
Public Debt Indicators	D-17
Public Debt Management	D-17
Regional Public Debt (State and Municipal)	D-18
External Public Debt	D-18
Rating Agencies	D-18
THE FEDERATIVE REPUBLIC OF BRAZIL	D-19
Geography and Population	D-19
Form of Government	D-20
Political Developments	D-21
Foreign Affairs, International Organizations and International Economic Cooperation	D-27
Employment and Labor	D-27
Social Security	D-28
State-Owned Enterprises	D-28
Environment	D-29
Education	D-33
Public Health	D-33
Wealth and Income Distribution	D-33
Antitrust	D-34

Anticorruption Laws	D-34
Incentives for Private Investment	D-35
THE BRAZILIAN ECONOMY	D-36
Historical Background	D-36
COVID-19	D-36
Economy in 2023	D-36
Principal Sectors of the Economy	D-39
THE FINANCIAL SYSTEM	D-43
General	D-43
Monetary Policy and Money Supply	D-43
Foreign Exchange Rates and Exchange Controls	D-45
Financial Institutions	D-46
Banking Supervision	D-47
Securities Markets	D-49
BALANCE OF PAYMENTS	D-51
Current Account	D-51
Financial Account	D-59
Reserve Assets	D-59
PUBLIC FINANCE	D-61
General	D-61
Budget Process	D-63
Budget	D-64
Federal Government Programs	D-64
Taxation and Revenue Sharing Systems	D-64
Fiscal Responsibility Law	D-66
Fiscal Crime Law	D-66
PUBLIC DEBT	D-67
General	D-67
Public Debt Indicators	D-67
Public Debt Management	D-70
Internal Public Debt	D-71
External Public Debt	D-71
Regional Public Debt (State and Municipal)	D-73
External Debt Restructuring and Debt Record	D-74
Rating Agencies	D-74
TABLES AND SUPPLEMENTARY INFORMATION	D-75

Exhibit D

LIST OF TABLES

Table No. 1 Selected Brazilian Economic Indicators	D-5
Table No. 2 Primary Balance of the Central Government	D-14
Table No. 3 Federal Government Expenditures by Function	D-15
Table No. 4 Principal 2024 Budget Assumptions	D-16
Table No. 5 Principal 2025 Budget Assumptions	D-16
Table No. 6 Federal Public Debt Profile	D-17
Table No. 7 Federal Public Debt 2023 Results and Original and Revised Annual Borrowing Plan 2024	D-18
Table No. 8 Brazilian Population Distribution by Age and Gender	D-19
Table No. 9 Social Indicators	D-20
Table No. 10 GDP at Current Prices - Demand Side	D-37
Table No. 11 GDP at Current Prices - Supply Side	D-38
Table No. 12 Real Growth (or Decline) at Current Prices by Sector	D-39
Table No. 13 Annual Changes in Industry Production	D-39
Table No. 14 Broad National Consumer Price Index (IPCA)	D-44
Table No. 15 Percentage Increases/Decreases in Monetary Base and Money Supply	D-45
Table No. 16 Foreign Exchange Transactions	D-46
Table No. 17 Commercial Exchange Rates	D-46
Table No. 18 Market Activity on B3	D-50
Table No. 19 Balance of Payments	D-51
Table No. 20 Principal Foreign Trade Indicators	D-52
Table No. 21 Exports by Region (FOB Brazil)	D-53
Table No. 22 Brazilian Exports (FOB)	D-54
Table No. 23 Exports (FOB Brazil)	D-54
Table No. 24 Imports by Region (FOB Brazil)	D-56
Table No. 25 Brazilian Imports (FOB)	D-57
Table No. 26 Imports (FOB Brazil)	D-58
Table No. 27 Foreign Direct and Portfolio Investment in Brazil	D-59
Table No. 28 External Financing Needs	D-59
Table No. 29 International Reserves (International Liquidity Metric)	D-60
Table No. 30 International Reserves (Cash Metric)	D-60
Table No. 31 Public Sector Borrowing Requirements	D-62
Table No. 32 Income Tax Rates for 2023	D-65
Table No. 33 Public Sector Debt	D-68
Table No. 34 Federal Public Debt Indicators	D-70
Table No. 35 Federal Public Debt Results and Annual Borrowing Plan 2023	D-71
Table No. 36 External Federal Public Debt	D-72
Table No. 37 External Direct Debt of the Federal Government	D-75
Table No. 38 External Debt Guaranteed by the Federal Government	D-77
Table No. 39 Internal Securities Debt of the Republic	D-78

INTRODUCTION

In this report, references to “dollars”, “U.S. Dollars”, “US$” and “$” are to United States dollars, and references to “Real”, “Reais” and “R$” are to Brazilian Reais. References herein to “nominal” data are to data expressed in Reais that have not been adjusted to inflation, and references to “real” data are to data expressed in Reais that have been adjusted to inflation. The fiscal year of the federal government of Brazil (the “Federal Government”) ends December 31 of each year. The fiscal year ended December 31, 2023, is referred to herein as “2023”, and other years are referred to similarly. Tables herein may not add up due to rounding.

The information included herein reflects the most recent information available at the time of filing.

MAP OF BRAZIL

SUMMARY

The following is a summary of Brazil’s economic indicators for the period 2019–2023. The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein:

Table No. 1

Selected Brazilian Economic Indicators

	2019		2020		2021		2022		2023
Gross Domestic Product (“GDP”):
(in billions of current R$)	R$	7,389.1	R$	7,609.6	R$	9,012.1	R$	10,079.7	R$	10,856.1
(in US$ billions current prices)(1)	US$	1,872.8	US$	1,475.5	US$	1,670.5	US$	1,951.6	US$	2,173.5
Real GDP Growth (or decline)(2)		1.2%		(3.3)%		4.8%		3.0%		2.9%
Population (million)(3)		210.1		211.8		213.3		203.1		n/a
GDP Per Capita (in US$ current prices)	US$	8,911.9	US$	6,968.1	US$	7,831.0	US$	9,084.3	US$	10,049.4
Unemployment Rate(4)		12.0%		13.8%		13.2%		9.3%		8.0%
IPCA Rate(5)		4.3%		4.5%		10.1%		5.8%		4.6%
IGP-DI Rate(6)		7.7%		23.1%		17.7%		5.0%		(3.3%)
Nominal Exchange Rate Change(7)		4.0%		28.9%		7.4%		(6.5)%		(7.2%)
Domestic Real Interest Rate(8)		1.6%		(1.7)%		(5.1)%		6.2%		8.0%
Balance of Payments (in US$ billions)
Exports		225.8		210.7		284.0		340.3		344.4
Imports		199.3		178.3		247.6		296.2		263.8
Current Account		(68.0)		(28.2)		(46.4)		(48.3)		(28.6)
Capital Account		0.4		4.1		0.2		0.2		0.3
Financial Account		(67.3)		(16.3)		(50.2)		(46.8)		(27.1)
Reserve Assets		(26.1)		(14.2)		14.0		(7.3)		21.4
Total Official Reserves(15)		366.9		362.0		363.7		337.7		355.0
Public Finance (% of GDP)(9)
Central Government Primary Balance(10)		1.2%		9.8%		0.4%		(0.6)%		2.4%
Consolidated Public Sector Primary Balance(11)		0.8%		9.2%		(0.7)%		(1.3)%		2.3%
Federal Public Debt (in R$ billions)
Domestic Federal Public Debt (DFPD or DPMFi)	R$	4,083.2	R$	4,766.2	R$	5,348.9	R$	5,699.0	R$	6,268.9
External Federal Public Debt (EFPD or DPFe)	R$	165.7	R$	243.5	R$	264.7	R$	252.5	R$	251.5
Federal Public Debt as % of Nominal GDP		57.5%		65.8%		62.3%		59.0%		60.1%
Total Federal Public Debt (in R$ billions)(12)	R$	4,248.9	R$	5,009.6	R$	5,613.7	R$	5,951.4	R$	6,520.3
General Government Gross and Net
General Government Gross Debt (GGGD or DBGG) (in R$ billions)(13)	R$	5,500.1	R$	6,615.8	R$	6,966.9	R$	7,224.9	R$	8,079.3
DBGG as % of GDP		74.4%		86.9%		77.3%		71.7%		74.4%
Public Sector Net Debt (NPSD or DLSP) (in R$ billions)(14)	R$	4,041.8	R$	4,670.0	R$	4,966.9	R$	5,658.0	R$	6,612.8
DLSP as % of GDP		54.7%		61.4%		55.1%		56.1%		60.91%

Note:	Numbers may not total due to rounding.

(1)	Converted into U.S. dollars based on the weighted average exchange rate for each applicable year, estimated as of December of each year.

(2)	Cumulative over four quarters per year.
(3)

Except for 2022, the values of which are from the 2022 census, figures are estimated. Estimates for the years in which there is no census are based on the last available census. The 2010 census predicted an average annual population growth rate of 0.7%, although the actual annual growth rate observed in the 2022 census was 0.52%, the lowest historical value. As such, the population growth rate estimates in 2021 were based on the prediction in the 2010 census. As the actual population growth rate has been lower than predicted, the actual population size, as shown in the 2022 census, is lower than projected between 2010 and 2021. Additionally, and quite importantly, the estimate in 2021 did not account for the deaths caused by the COVID-19 pandemic.

(4)	Annual average unemployment rate.
(5)

Broad National Consumer Price Index (Índice de Preços ao Consumidor Amplo or “IPCA”), as reported by the National Bureau of Geography and Statistics (Fundação Instituto Brasileiro de Geografia e Estatística or “IBGE”).

(6)

The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna or “IGP-DI”) is one of multiple inflation indicators used in Brazil (IGP-DI being one of the most widely used). The IGP-DI is calculated by the Getúlio Vargas Foundation, an independent research organization.

(7)	Year-over-year percentage change of the nominal exchange rate: (+) depreciation or (-) appreciation of the Real against the U.S. Dollar (sell side).
(8)	“Domestic Real Interest Rate” represents the accumulated Selic rate (Sistema Especial de Liquidação e Custódia or “Selic”), adjusted to exclude the effects of IPCA.
(9)

Calculated using the “below the line” financial method, concerning changes in the public sector’s total net debt (domestic or external). Surpluses are represented by negative numbers and deficits are represented by positive numbers.

(10)

“Central Government” includes (i) the National Treasury (Secretaria do Tesouro Nacional); (ii) the Social Security System (Sistema da Previdência Social); and (iii) the Central Bank. “Primary Balance” represents revenues minus expenditures, excluding interest expenditures on public debt.

(11)

“Consolidated Public Sector” includes (i) the Central Government, Regional Governments (including state and municipal governments); and (ii) the state-owned enterprises, except for Petróleo Brasileiro S.A. — Petrobras (“Petrobras”) and Centrais Elétricas Brasileiras S.A.—Eletrobras (“Eletrobras”), which was partially privatized in 2022. “Primary Balance” represents revenues minus expenditures, excluding interest expenditures on public debt.

(12)	Total Federal Public Debt, as reported by the National Treasury.
(13)

“General Government Gross Debt” (“General Government Gross Debt” or “DBGG”) is defined as private- and public-sector financial debt of the federal, state, and municipal governments, except for (i) state-owned company debt (at all government levels); and (ii) Central Bank liabilities.

(14)

“Public Sector Net Debt” (“Public Sector Net Debt” or “DLSP”) refers to total liabilities of the non-financial public sector as deducted from public sector financial assets held by (i) non-financial private agents; (ii) public financial agents; and (iii) private financial agents. DLSP includes Central Bank assets and liabilities including international reserves and the monetary base.

(15)	As of December 31 of the year indicated.

Source: IBGE; Getúlio Vargas Foundation; Central Bank; National Treasury.

RECENT DEVELOPMENTS

THE FEDERATIVE REPUBLIC OF BRAZIL

Political Developments

2024 Municipal Elections

On October 6, 2024, municipalities will hold elections for mayors and city councilors. A second round of voting is expected to occur on October 27, 2024 for constituencies with more than 200 thousand voters in which none of the mayoral candidates obtains more than half of the valid votes (excluding blank and invalid votes) in the first round.

Investigations into Antidemocratic Acts

On January 8, 2023, demonstrators invaded the Planalto presidential palace, the National Congress and the Federal Supreme Court (Supremo Tribunal Federal or STF, for its acronym in Portuguese) in Brasilia, the capital of Brazil. About three hours after the invasion had begun, the police were able to gain control of the riot.

On September 13, 2023, the STF began the trial of criminal charges against defendants allegedly involved in the January 8, 2023 antidemocratic acts. The Court analyzes and judges each criminal offense individually based on the charges presented by the Prosecutor General’s Office (Procuradoria Geral da República or PGR, for its acronym in Portuguese). As of August 13, 2024, 227 people had been tried and sentenced with up to 17 years of imprisonment in cases involving the most serious crimes.

On February 21, 2024, the STF accepted the charges presented by the PGR against seven officers from the Federal District Military Police, including former members of the police department’s top leadership, for negligence during the anti-democratic acts.

On May 15, 2024, the PGR requested that the STF include on the Interpol wanted list five fugitives, who were being investigated for antidemocratic acts on January 8, 2023 and are suspected of having fled Brazil.

On August 29, 2024, the Federal Police began the 29th phase of investigation “Lesa Pátria” (or “crimes against the State”). This investigation seeks to identify the persons who participated in, financed, or in any way encouraged actions that culminated in the invasion of the National Congress, the Planalto presidential palace and the STF buildings on January 8, 2023. The persons suspected of these acts may be charged with crimes, such as attempting a coup d’etat, qualified damage to property (dano qualificado), criminal association, and criminal incitement.

Corruption Investigations

On July 4, 2024, the Federal Police indicted former president Jair Bolsonaro and other 11 suspects for using their positions to illegally sell goods abroad which had been delivered by foreign authorities to representatives of the Brazilian government in their official capacities. The indictment is currently being reviewed by the PGR, which will decide whether to present criminal charges against the suspects to the STF.

On September 20, 2024, the Federal Government concluded the renegotiation of leniency agreements with seven construction companies involved in the Car Wash Operation (Operação Lava Jato) and submitted the renegotiated terms to the STF for approval. The renegotiation was ordered by STF judge André Mendonça, in response to a constitutional challenge (Arguição de Descumprimento de Preceito Fundamental) filed in March 2023 by the following political parties: Partido Socialismo e Liberdade, Partido Comunista do Brasil, and Solidariedade. See “Political Developments – Corruption Investigations” for more information.

Cabinet Changes

On February 1, 2024, former STF judge Ricardo Lewandowski took office as the new Minister of Justice, replacing Flavio Dino, who took office as an STF judge on February 22, 2024, replacing judge Rosa Weber, who retired.

On June 19, 2024, Magda Chambriard took office as the new president of Petrobras, replacing former president Jean Paul Prates.

On September 6, 2024, President Lula appointed Esther Dweck, current Minister of Public Sector Management and Innovation, as acting Minister of Human Rights and Citizenship, replacing Silvio Almeida, who had been removed from office amid allegations of sexual harassment. On September 9, 2024, President Lula appointed Macaé Maria Evaristo dos Santos as the new Minister of Human Rights and Citizenship, replacing former minister Silvio Almeida on a definitive basis.

Legislative Reforms

Tax Reform

On April 25, 2024, the Federal Government submitted Bill No. 68/2024, the first complementary law regulating aspects of the tax reform, to the National Congress for consideration. The bill provides for a “cashback” mechanism for low-income families on certain goods and services such as cooking gas, electricity and water. The bill also provides for a “split payment” system, which electronically splits tax payments relating to operations by recipient. On July 10, 2024, the bill was approved by the Lower House and further remitted to the Senate for consideration. As the bill is being processed in an urgency regime, the Senate must approve or reject the bill by September 22, 2024. Otherwise, Senate sessions will be blocked and no other bills will be processed until Bill No. 68/2024 has been approved or rejected.

On June 5, 2024, the Federal Government submitted Bill No. 108/2024, the second complementary law regulating aspects of the tax reform, to the National Congress for consideration. The bill creates the IBS Steering Committee (Comitê Gestor do Imposto sobre Bens e Serviços or CG-IBS, for its acronym in Portuguese), and regulates the administrative proceedings within the CG-IBS, as well as the collection and distribution of the tax on goods and services (Imposto sobre Bens e Serviços or IBS, for its acronym in Portuguese) and the transition to the new tax system. On August 13, 2024, the bill was approved by the Lower House and was remitted to the Senate for consideration.

Other Legislation

On March 13, 2024, the Lower House approved Bill No. 528/2020 known as “fuels of the future”, which aims to decarbonize Brazil’s energy matrix, creates national programs for green diesel, sustainable aviation fuel and biomethane and increases the percentage of ethanol and biodiesel in gasoline and diesel fuels, respectively. Although the bill was approved by the Senate on September 6, 2024, it was remitted back to the Lower House for a new round of voting because of the modifications made by the Senate to the draft.

On May 23, 2024, President Lula enacted Law No. 14,859/2024 which establishes a R$15 billion ceiling for tax benefits under the Events Sector Emergency Resumption Program (Programa Emergencial de Retomada do Setor de Eventos or Perse, for its acronym in Portuguese). The law also reduces the number of activities eligible for benefits from 44 to 30. The law was proposed by the National Congress as an alternative to the Executive Order (Medida Provisória) No. 1,202/2023, which extinguished Perse.

On June 19, 2024, the Constitution and Justice Committee in the Senate approved Bill No. 2,234/2022, which authorizes the operation of casinos and legalizes gambling in Brazil. The bill now awaits consideration by the Senate floor.

Public Health

COVID-19

In May 2024, the Republic received the first delivery of a COVID-19 vaccine updated to cover the XBB.1.5 variant and began distribution to states and municipalities, which were granted autonomy to start administering it immediately.

On September 5, 2024, the Oswaldo Cruz Foundation (Fundação Oswaldo Cruz or Fiocruz, for its acronym in Portuguese) announced a continued increase in Covid-19 cases in Brazil, especially in the states of São Paulo and Goiás. Due to the large movement of people between São Paulo and other regions of the country, researchers warned that the increase in SARS due to Covid-19 in the state of São Paulo may drive the spread and growth of the disease in other states.

Dengue

Since 2023, the Federal Government has intensified its actions to combat dengue, including by restocking insecticides and larvicides of local governments, investing R$30 million in the release of Aedes mosquitoes with Wolbachia bacteria in an attempt to reduce the spread of dengue in six new municipalities, and making a financial contribution of R$256 million to health structures in states and municipalities. Thus far in 2024, the Federal Government has overseen the installation of the Arbovirus Health Emergency Operations Center to monitor the dengue situation in Brazil and the distribution of the dengue vaccine, and it has also provided financial support for states and municipalities under a health emergency due to disease or other health crises, allocating R$79 million in federal funds for these purposes. The Federal Government allocated an additional R$300 million to rebuild the Basic Component of Pharmaceutical Assistance to purchase medicines for dengue symptoms.

Foreign Affairs, International Organizations, and International Economic Cooperation

Brazil is a member of several organizations including, but not limited to, the Group of Twenty (the “G-20”), Mercosur and the BRICS. As the current chair of the G-20, Brazil has been hosting meetings of the group since December 1, 2023, which will include the G-20 Leaders’ Summit in November 2024. On January 1, 2024, the BRICS admitted five new members: Saudi Arabia, Egypt, United Arab Emirates, Ethiopia, and Iran.

On July 24, 2024, Brazil endorsed the UAE Leaders’ Declaration on a Global Climate Finance Framework, launched at COP28 with the aim of building momentum towards developing a global finance architecture and stimulating investment opportunities for climate action.

Employment and Labor

Employment Levels

From July 1, 2024, through July 31, 2024, formal employment increased by 0.40%, with the creation of 188,021 jobs in the period, compared to an increase of 0.32% from July 1, 2023, through July 31, 2023, with the creation of 142,107 jobs in the period.

During the second quarter of 2024, the unemployment rate in Brazil was 6.9%, a decrease of 1.0 percentage point compared to the first quarter of 2024, and a decrease of 1.1 percentage points compared to the second quarter of 2023.

Wages

On April 15, 2024, the Federal Government submitted the 2025 Budgetary Guidelines Bill to the National Congress forecasting a 6.37% minimum wage adjustment from R$1,412.00 to R$1,502.00. The minimum wage forecast was later revised to R$1,509.00 when the Federal Government sent the 2025 Annual Budget Bill to the National Congress on August 30, 2024, an increase of 6.87% in relation to the minimum wage in force in 2024. As of September 12, 2024, the 2025 Budgetary Guidelines Bill had not yet been voted on by the National Congress.

Social Security

As of July 31, 2024, the total monthly benefits paid by the Brazilian Social Security System over the preceding 12-month period increased by 5.9% compared to the immediately prior 12-month period (in real terms). The benefits paid by the Brazilian Social Security System in the one-month period ended July 31, 2024, decreased by 22.4% when compared to the one-month period ended July 31, 2023 (in real terms).

Environment

On February 22, 2022, the Lower House approved a constitutional amendment (PEC No. 39/11) which transfers ownership of marine land from the Federal Government to its occupants. The transfer is expected to be free of charge, if occupied by states and municipalities, and against payment, if occupied by private businesses or individuals. On May 27, 2024, the Constitution and Justice Commission in the Senate resumed discussion of the proposed constitutional amendment.

On May 30, 2023, the Lower House approved Bill No. 490/2007 (now Law No. 14,701/2023) that limits indigenous land recognition to territories proven to be occupied by indigenous populations as of 1988 (“marco temporal”). On September 21, 2023, the STF ruled that this bill was unconstitutional. On September 27, 2023, however, the bill was approved by the Senate and sent to the President for approval. On October 23, 2023, President Lula vetoed the bill almost entirely, including the “marco temporal” provision. On December 14, 2023, the National Congress overrode the presidential veto on this matter. There are five appeals against Law No. 14,701/2023 awaiting judgment by the STF. On August 5, 2024, the STF began conciliation hearings on these appeals jointly with a special committee formed by representatives of the Federal, state and municipal governments, the National Congress, civil society and indigenous populations.

On January 9, 2024, the Federal Government announced that it planned to establish a permanent presence in the Yanomami territory, in the state of Roraima, to fight illegal mining and guarantee protection to the region’s indigenous people. After the emergency measures adopted in 2023, which included providing food, medical aid and healthcare assistance combined with Ibama operations to destroy illegal mining areas, seize equipment and block the flow of illegal mining supplies, the new phase has a budget of R$1.2 billion in actions oriented to strengthen public health, surveillance and territorial control.

The measures adopted by the Federal Government in the Yanomami indigenous territory have resulted in a 73% decrease in illegal mining alerts and a 40% increase in costs for illegal mining activities during the four-month period ended April 30, 2024, as compared to the same period in 2023.

On August 12, 2024, federal environmental workers signed an agreement with the Federal Government to end a strike which had affected environmental services such as oil and gas licenses and automobile import licenses since June 2024.

Fires in the Amazon and the Pantanal regions have caused episodes of smoke and affected air quality in ten Brazilian states. On August 12, 2024, the United Nations Children’s Fund (UNICEF) issued a health warning, advising that necessary precautions be taken in response to the situation. As of September 15, 2024, there were 820 fires registered in the Amazon, the Cerrado and the Pantanal regions, of which 71% were extinguished or controlled. Additionally, 58% of the national territory was affected by droughts in 2024. As of September 6, 2024, the Federal Government had 1,468 firefighters to the Amazon, and 907 firefighters to the Pantanal region, along with four helicopters, eight planes and 44 boats. The Federal Government has also commissioned five additional helicopters to fight fires in the Pantanal region.

On September 19, 2024, the National Operator of the Electrical System recommended the re-adoption of daylight saving time in Brazil as a result of historically low national rainfall, which affected hydroelectric power generation. The Federal Government is analyzing the scenario before coming to a final decision.

Ecological Transformation Plan

On August 11, 2023, the Ministry of Finance presented the Ecological Transformation Plan, which aims to propel structural changes to the Brazilian economy and environment. The plan was coordinated by the Ministry of Finance and had the contribution and direct involvement of other ministries, such as the Ministry of Environment and Climate Change. The main measures of the Plan are the creation of a regulated carbon market, the issuance of sustainable sovereign bonds, the creation of a national taxonomy for sustainability and the reformulation of the Climate Fund to finance activities involving technological innovation and sustainability.

On December 30, 2023, the Federal Government issued Executive Order (Medida Provisória) No. 1,205/2023, which launched the Green Mobility and Innovation Program (the “Mover Program”) for decarbonization in the transportation sector as part of the Ecological Transformation Plan. The Mover Program increases sustainability requirements for the automotive industry and stimulates the production of new technologies in the areas of mobility and logistics. As an executive order, the validity of the law was immediate, but it required legislative approval within 60 days to remain in force. The Federal Government therefore submitted the Mover Program for legislative approval through Bill No. 914/2024. During the discussion of the bill, congressmen added a provision for the creation of a 20% tax on purchases made abroad of up to US$50.00, which are currently exempt from import tax, and 60% tax on international purchases from US$50.00 to US$3,000.00, with a US$20.00 discount in the total tax payment. The bill was approved by the National Congress on June 11, 2024, and enacted by the President on June 27, 2024.

On February 26, 2024, the Ministry of Finance and Ministry of Environment and Climate Change announced the creation of the External Private Capital Mobilization and Currency Hedge Program (Eco Invest Brasil). The initiative, part of Brazil’s Ecological Transformation Plan, aims to encourage foreign investment in sustainable projects in Brazil and offer exchange rate hedge solutions to mitigate currency risk. On April 22, 2024, the program was officially launched by Executive Order (Medida Provisória) No. 1,213/2024. On June 11, 2024, the Ministry of Finance issued Portaria MF No. 964 setting the eligibility criteria for investments to benefit from the Eco Invest Brazil program and providing further regulation of the program. Although Executive Order (Medida Provisória) No. 1,213/2024 ceased to be valid on August 21, 2024, the Lower House approved Bill No. 1,725/2024 to replace it. Following the approval by the Lower House, Bill No. 1,725/2024 was sent to the Senate for consideration.

On June 18, 2024, the Federal Government launched Brazil’s green seal program (Programa Selo Verde Brasil) through Decree No. 12,063/2024. The program aims to determine Brazil’s national guidelines for the standardization and certification of sustainable products and services.

On August 2, 2024, President Lula enacted Law No. 14,948/2024, which created a legal framework for the production of low-carbon-emission hydrogen in Brazil and set tax incentives for the sector.

Rio Grande do Sul Floods

Torrential rains caused widespread flooding in the state of Rio Grande do Sul, from the end of April 2024 to the end of May 2024. At its peak, the flooding displaced around 626,000 people from their homes, affecting 471 municipalities and taking the lives of 169 people. To address the impacts caused by this extreme climatic event, the Federal Government organized a task force and put in place several measures to aid the state. As of September 10, 2024, a total of R$98.7 billion had been allocated for emergency measures and the Federal Government granted a three-year waiver to the state of Rio Grande do Sul of its debt, providing financial relief of R$11 billion in principal and R$12 billion in interest. As of 2021, Rio Grande do Sul had the fourth highest state GDP in the country, representing around 6.5% of total national GDP. The Federal Government estimates that the floods may have a negative impact of 0.25 percentage points on GDP in 2024, but any such impact is expected to be neutralized by the positive impact of government support measures, estimated between 0.2 and 0.3 percentage points.

THE BRAZILIAN ECONOMY

Economy in 2024

According to the 2024 Budget Law, the new growth acceleration program (Novo Programa de Aceleração do Crescimento or PAC, for its acronym in Portuguese) is expected to receive R$55 billion from the Federal Government in 2024. See “Economy—Economy in 2023—Novo PAC” for more information.

Nova Indústria Brasil – Plano Indústria

On January 22, 2024, the Federal Government launched the Nova Indústria Brasil program, with the aim of boosting national industry by 2033. The program uses traditional public policy instruments such as subsidies, loans with reduced interest rates, and increased federal investments. The program also uses tax incentives and special funds to stimulate certain sectors of the economy.

The new program has six goals related to expanding autonomy, ecological transition, and modernizing Brazil’s industrial sector. Among the sectors that will receive assistance are agribusiness, healthcare, urban infrastructure, information technology, bioeconomy, and defense.

Most of the resources will come from financing provided by the National Bank for Economic and Social Development (BNDES, for its acronym in Portuguese), the Financing Agency for Studies and Projects (Finep, for its acronym in Portuguese), and the Brazilian Industrial Research and Innovation Company (Embrapii, for its acronym in Portuguese).

Gross Domestic Product

As of July 2024, the Federal Government forecasted 2.5% GDP growth for 2024. As of July 2024, the Federal Government projected inflation (measured by the IPCA) of 3.90% in 2024. The estimates consider the Rio Grande do Sul emergency impact on economic activity. There is no assurance that such forecasts will prevail, and it is likely that outcomes will vary from the forecast.

In the first quarter of 2024, GDP increased by 2.5%, compared to the first quarter of 2023. While both the services sector and the industrial sector grew in this comparison, by 3.0% and 2.8% respectively, the agricultural sector decreased by 3.0%. Despite the positive contribution from livestock, some agricultural products, whose harvests are significant in the first quarter, showed a decline in the estimated annual production and loss of productivity, including soybeans (-2.4%), corn (-11.7%), tobacco (-9.6%), and cassava (-2.2%).

In the first quarter of 2024, GDP increased by 0.8%, compared to the fourth quarter of 2023. The GDP results from the first quarter of 2024 were mainly influenced by growth in the services sector (1.4%) and the agriculture sector (11.3%), while the industrial sector remained stable (-0.1%). Five of the seven activities analyzed in the services sector increased: trade (3.0%), information and communication (2.1%), real estate (1.0%), transportation, storage and mail (0.5%) and other service activities (1.6%). Among the industrial activities, the only increase was in the manufacturing sector (0.7%).

In the second quarter of 2024, GDP increased by 3.3%, compared to the second quarter of 2023. Both the services and industrial sector grew during the second quarter of 2024, by 3.5% and 3.9% respectively, while the agricultural sector decreased by 2.9%. The decrease in agricultural sector performance is mainly explained by a decline in production and loss of productivity in crops harvested in the second quarter, such as corn (-10.3%) and soybeans (-4.3%), which outweighed the positive performance of crops such as coffee (6.6%) and upland cotton (10.8%).

In the second quarter of 2024, GDP increased by 1.4%, compared to the first quarter of 2024. GDP results in the second quarter of 2024 were mainly influenced by growth in the industrial sector (1.8%) and the services sector (1.0%), while the agricultural sector decreased by 2.3%. The industrial sector growth was mainly driven by the following activities: electricity and gas, water, sewage, waste management (4.2%), construction (3.5%), and manufacturing (1.8%).

Principal Sectors of the Economy

Public Utilities

Due to the forecast of below-average rainfall in September, combined with temperatures above the historical average, which increased the number of thermoelectric plants in operation, on August 30, 2024, the National Electric Energy Agency (Agência Nacional de Energia Elétrica or ANEEL, for its acronym in Portuguese) activated the red flag tariff for the month of September 2024. Prior to this decision, the green flag tariff had been in place since April 2022, in light of favorable energy generation conditions, meaning that no additional charges were imposed on electricity bills, interrupted only by activation of the yellow flag tariff in July 2024, followed by a return to the green flag tariff in August 2024. For more information on the flag tariffs, see “The Brazilian Economy”.

FINANCIAL SYSTEM

Monetary Policy and Money Supply

Selic

On May 8, 2024, the Central Bank Monetary Policy Committee (Comitê de Política Monetária or COPOM, for its acronym in Portuguese) reduced the Selic interest rate from 10.75% to 10.50% per annum. On July 31, 2024, the COPOM maintained the Selic interest rate at 10.50% per annum. On September 18, 2024, the COPOM increased the Selic interest rate to 10.75% per annum.

Inflation

From July 31, 2024, to August 31, 2024, domestic inflation (measured by the IPCA index, for its acronym in Portuguese) decreased by 0.02%. With respect to the 12-month period ended August 31, 2024, the inflation index increased by 4.24%, a reduction of 0.37 percentage points below the rate of 4.61% registered as of August 31, 2023.

COPOM publishes a few inflation projections based on different hypothetical scenarios. In its baseline scenario, assuming an interest rate path extracted from the focus survey (a survey of market expectations for economic indicators carried out by the Central Bank) and an exchange rate that starts at R$5.55 to US$1.00 and evolves according to the purchase power parity, inflation projections stand at 4.2% for 2024, and 3.6% for 2025. In this scenario, inflation projections for administered prices are 5.0% for 2024 and 4.0% for 2025.

Central Bank Board

On January 2, 2024, Rodrigo Alves Teixeira and Paulo Picchetti took office on the Central Bank board as Administrative Director and International Affairs and Corporate Risk Management Director, respectively. Rodrigo Alves Teixeira replaced former Administrative Director, Carolina Barros, who took office as Relationship, Citizenship, and Conduct Supervision Director succeeding Maurício Moura, whose mandate ended in December 2023. Paulo Picchetti replaced Fernanda Guardado, whose mandate ended in December 2023.

On August 28, 2024, Gabriel Galípolo was appointed by President Lula as President of the Central Bank to replace Roberto Campos Neto, whose mandate ends on December 31, 2024. The appointment requires Senate approval, with a vote scheduled to occur on October 8, 2024.

Foreign Exchange Rates

Foreign Exchange Rates

The Brazilian Real-U.S. Dollar exchange rate, as published by the Central Bank, was R$5.4412 to US$1.00 (sell side) on September 26, 2024.

Financial Institutions

BNDES

As of September 2024, BNDES ordinary payments from the loans provided by the National Treasury to the bank, including principal and interest, totaled R$3.18 billion.

On June 12, 2024, BNDES announced an increase in dividends to be paid to the National Treasury in 2024, from 25% to 50% of BNDES’s 2023 net profit.

In June 2024, the Central Bank published that the long-term interest rate (Taxa de Juros de Longo Prazo or TJLP, for its acronym in Portuguese), used for loans granted by BNDES up to December 31, 2017, increased from 6.67% to 6.91% per annum for the third quarter of 2024.

As of September 2024, the long-term rate (Taxa de Longo Prazo or TLP, for its acronym in Portuguese) applicable for new loans granted by BNDES beginning January 1, 2018, was IPCA plus 6.28% per annum.

For more information on the TJLP and the TLP interest rates, see “The Brazilian Economy” – “The Financial System” – “Financial Institutions” in this Exhibit D.

Banking Supervision

Loan Loss Reserves

As of July 2024, the level of credit operations in arrears for over 90 days in the Brazilian financial system was at 3.17%, a decrease of 0.02 percentage points compared to 3.19% in June 2024. As of July 2024, the level of credit operations in arrears with respect to credits granted to households in the Brazilian financial system was 3.68%, a 0.03 percentage point increase compared to 3.65% in June 2024. Arrears of credits provided to legal entities in the Brazilian financial system decreased in July 2024 compared to the prior month (from 2.46% to 2.34%).

On June 5, 2023, the Federal Government launched Desenrola Brasil, a debt renegotiation program for low-income individuals aiming to reduce delinquency rates. The program ended on May 20, 2024 and benefitted 15.06 million persons with a cumulative total of R$53.07 billion in debt renegotiation.

BALANCE OF PAYMENTS

As of July 31, 2024, the current account registered a deficit of US$34.76 billion (1.56% of GDP) for the preceding 12-month period. For the same period, (i) the capital account registered a deficit of approximately US$15.51 billion, (ii) the financial account registered a deficit of US$32.89 billion, and (iii) foreign direct investment amounted to US$71.79 billion (3.23% of GDP). As of August 2024, the volume of international reserves amounted to US$369.21 billion.

PUBLIC FINANCE

The following table sets forth revenues and expenditures of the Federal Government from 2020 through 2023 and the budgeted amounts for 2024 and 2025:

Table No. 2

Primary Balance of the Central Government(1)

(in billions of Reais)

	2020	2021	2022	2023	2024 Budget(5)	2025 Budget(6)
1 – Total Revenues	1,844.6	2,243.3	2,313.3	2,351.4	2,698.1	2,907.8
1.1 – RFB Revenues(2)	1,130.7	1,389.8	1,390.0	1,439.3	1,717.3	1,884.0
1.2 – Fiscal Incentives	(0.2)	(0.2)	(0.1)	(0.1)	(0.0)	(0.0)
1.3 – Social Security Net Revenues	507.9	535.4	535.7	592.7	650.6	713.9
1.4 – Non-RFB Revenues	206.3	318.2	387.7	319.5	330.2	310.0
2 – Transfers by Sharing Revenue	331.7	410.4	457.2	459.6	529.9	558.7
3 – Total Net Revenue	1,513.0	1,832.8	1,856.1	1,931.7	2,168.3	2,349.0
4 – Total Expenditures	2,452.9	1,874.9	1,809.7	2,162.6	2,229.6	2,389.5
4.1 – Social Security Benefits	836.5	825.6	797.0	913.4	923.1	1,007.2
4.2 – Personnel and Social Charges	404.2	382.5	337.9	369.4	373.8	413.2
4.3 – Other Mandatory Expenditures	908.7	356.3	303.5	362.4	372.8	419.8
4.4 – Discretionary expenditures – Executive branch	303.6	310.4	371.3	517.4	560.0	549.4
5 – Primary Balance(3)	(940.0)	(42.0)	54.9	(230.9)	(61.4)	(40.4)
6 – Methodological Adjustment	2.5	(0.4)	8.5	34.0	—	—
7 – Statistical Discrepancy	(4.9)	(0.5)	—	—	—	—
8 – Central Government Primary Balance(4)	(942.4)	(43.0)	54.9	(264.5)	(61.4)	(40.4)
9– Nominal Interest	(336.1)	(469.8)	(503.2)	(614.5)	(682.5)	(755.5)
10 – Central Government Nominal Balance(4)	(1,278.5)	(512.8)	(448.3)	(879.1)	(743.9)	(795.9)

Note:	Numbers may not total due to rounding

(1)	Consolidated accounts of (i) the National Treasury, (ii) Social Security System and (iii) the Central Bank.
(2)	Brazilian Federal Tax Authority (Receita Federal do Brasil or RFB).
(3)	Calculated using the “above the line” method, with respect to the difference between the revenues and expenditures of the public sector.
(4)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by positive numbers and deficits are represented by negative numbers.

(5)	Estimates in 2024 Annual Budget Law and revised by the 2025 Annual Budget Bill.
(6)	Estimates in 2025 Annual Budget Bill.

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and National Treasury.

The table below sets forth the expenditures of the Federal Government by function for 2020 through 2023 and the budgeted amounts for 2024. The figures in the table below are not directly comparable to those set forth in Table No. 2 above, entitled “Primary Balance of the Central Government”, given that the expenditures set forth in Table No. 2 were calculated in accordance with the International Monetary Fund (“IMF”) methodology, which does not include, among other things, debt service expenditures and certain financial investments (which, in turn, are accounted for in the numbers set forth in Table No. 3 below).

Table No. 3

Federal Government Expenditures by Function

(in billions of Reais)

	2020	2021	2022	2023	2024 Budget(1)
Legislative	6,305.4	6,428.5	6,633.8	7,365.9	10,598.5
Judiciary	31,448.0	31,549.4	34,872.3	37,498.9	48,099.8
Essential to Justice	6,635.8	6,663.2	7,091.9	7,997.3	9,814.4
Administration and Planning	22,229.0	22,503.6	23,632.6	24,683.6	32,143.9
National Defense	76,588.4	78,191.7	81,277.2	82,384.2	92,735.7
Public Security	9,872.1	9,613.5	10,981.9	12,396.6	16,684.7
Foreign Affairs	3,647.0	3,652.3	3,725.9	3,735.1	4,145.1
Social Assistance	412,348.8	161,127.0	196,869.6	265,421.4	278,708.5
Social Security	764,238.7	804,532.0	894,750.2	973,468.9	1,019,653.4
Health	151,122.6	161,392.8	136,174.1	160,708.5	219,826.8
Labor	75,874.9	65,833.2	92,364.2	95,331.6	107,774.1
Education	82,166.2	90,093.9	104,466.7	125,343.3	162,614.0
Culture	581.2	584.9	591.4	2,287.3	2,877.3
Citizenship Rights	885.8	597.6	662.3	792.2	2,180.7
Urban Planning	1,270.6	1,123.5	1,407.0	1,194.4	10,554.4
Housing	2.0	2.1	2.6	0.0	682.6
Sanitation	825.7	445.5	316.9	150.0	2,943.3
Environmental Management	3,433.2	2,894.1	2,851.6	3,826.5	15,412.3
Science and Technology	6,011.3	4,728.7	8,111.6	12,482.2	17,444.6
Agriculture	12,438.8	16,036.7	21,496.4	21,063.5	29,369.1
Agricultural Organization	1,287.8	983.3	1,403.2	2,493.7	3,305.5
Industry	1,458.4	1,471.1	1,560.2	1,838.3	2,271.5
Commerce and Services	6,908.7	1,683.3	1,574.5	2,084.6	6,199.2
Communications	1,491.0	1,961.2	3,023.8	2,371.2	3,014.3
Energy	1,223.9	1,568.1	1,241.1	1,019.4	1,290.7
Transportation	7,756.9	6,432.2	7,625.9	12,739.4	27,267.1
Sports and Leisure	101.7	213.9	293.0	350.7	2,337.0
Special Charges(2)	1,151,227.9	1,009,336.7	1,030,754.8	1,091,106.2	3,189,745.0
Contingency Reserve(3)	—	—	—	—	95,226.0
SubTotal	2,839,381.7	2,491,644.2	2,675,756.7	2,952,134.8	5,414,919.5
Refinancing Charges	723,323.4	1,399,617.9	1,425,069.6	1,106,064.7	—
Total	3,562,705.1	3,891,262.1	4,100,826.2	4,419,497.6	5,414,919.5

Note:	Numbers may not total due to rounding

(1)	Estimates in 2024 Annual Budget Law.
(2)

Special Charges includes expenses that cannot be associated with goods or services generated in the functioning of the Federal Government, including with respect to debt service, debt refinancing, reimbursements, indemnifications and other similar expenses.

(3)

The Contingency Reserve is outlined in the Annual Budget (Lei Orçamentária Anual) and may be used for additional lines of credit related to contingent liabilities, unexpected fiscal events and other unexpected events or risks.

Source: National Treasury.

2024 Budget

On January 22, 2024, the President enacted the 2024 annual budget law, totaling approximately R$5.5 trillion.

The 2024 Budgetary Guidelines Law set a nominal primary deficit of R$13.31 billion (0.12% of estimated GDP). The macroeconomic parameters contemplated by the law assume inflation at 3.55% and real GDP growth of 2.19% for 2024. According to the most recent Revenues and Expenditures Report, published in July 2024, the Federal Government now forecasts an inflation rate of 3.90% and 2.54% GDP growth in 2024. The Central Government primary result target in the 2024 budget is 0% of GDP.

The following table sets forth the assumptions that were included in the 2024 Budgetary Guidelines Law. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Table No. 4

Principal 2024 Budget Assumptions

As of January 2024
Gross Domestic Product
Nominal GDP (billions of Reais)	11,368.00
Real GDP Growth	2.19%
Inflation
Domestic Inflation (IPCA)	3.55%

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and Economic Policy Secretariat (Secretaria de Política Econômica).

2025 Budget

The 2025 Budgetary Guidelines Bill was sent to the National Congress on April 15, 2024. The bill forecasts a R$29.07 billion deficit (0.23% of GDP) for the central government in 2025, a R$14.37 billion deficit (0.11% of GDP) in 2026, a R$70.66 billion surplus (0.50% of GDP) in 2027, and a R$150.68 billion surplus (1.00% of GDP) in 2028. However, judicial decisions (ADIs No. 7064 and 7047) allow for the deduction from the fiscal target of R$39.85 billion in 2025 and R$47.46 billion in 2026. Considering these deductions, fiscal results for the central government are expected to present a surplus of R$10.78 billion (0.09% of GDP) in 2025 and a R$33.09 billion surplus (0.25% of GDP) in 2026. As of September 12, 2024, the bill had not yet been voted on by the Congress.

The table below sets forth the assumptions that were included in the 2025 Budgetary Guidelines Law. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Table No. 5

Principal 2025 Budget Assumptions

As of August 2024
Gross Domestic Product
Nominal GDP (billions of Reais)	12,382.92
Real GDP Growth	2.6%
Inflation
Domestic Inflation (IPCA)	3.30%

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and Economic Policy Secretariat (Secretaria de Política Econômica).

On August 30, 2024, the Federal Government sent the 2025 Annual Budget Bill to the National Congress for consideration.

Fiscal Balance

As of July 31, 2024, the consolidated public sector registered a primary deficit of R$21.3 billion. For the 12-month period ended July 31, 2024, the accumulated balance registered a deficit of R$257.7 billion (2.3% of GDP).

For the one-month period ended July 31, 2024, the Brazilian Social Security System registered a deficit of R$22.46 billion, 50.12% lower (in real terms) than the deficit registered during the one-month period ended July 31, 2023. For the 12-month period ended July 31, 2024, the deficit of the Brazilian Social Security System totaled R$324.37 billion (in real terms). At current market prices, the deficit accumulated in the 12-month period ended July 31, 2024 reached R$361.90 billion.

Golden Rule

Based on the most recent Revenues and Expenditures Report, published in July 2024, the projected margin for compliance with the Golden Rule (as defined in “Public Debt—Golden Rule”) in 2024 is R$15.1 billion.

PUBLIC DEBT

Public Debt Indicators

Public Sector Net Debt

As of July 31, 2024, Public Sector Net Debt was R$6,962.60 billion (61.90% of GDP) compared to R$6,186.18 billion (58.53% of GDP) as of July 31, 2023.

General Government Gross Debt

As of July 31, 2024, General Government Gross Debt was R$8,826.38 billion (78.48% of GDP) compared to R$7,685.54 billion (72.72% of GDP) as of July 31, 2023.

Federal Public Debt

The following table presents Brazil’s Federal Public Debt profile as of July 31, 2024:

Table No. 6

Federal Public Debt Profile

	As of July 31, 2024
	Jul-24			Jun-24			Jul-23
			%			%			%
Federal Public Debt (R$ bn)	R$	7,139.7	100.0%	R$	7,067.8	100.0%	R$	6,142.2	100.0%
Domestic	R$	6,822.0	95.6%	R$	6,754.2	95.6%	R$	5,913.3	96.3%
Fixed-rate	R$	1,518.0	21.3%	R$	1,597.0	22.6%	R$	1,506.2	24.5%
Inflation-linked	R$	2,090.7	29.3%	R$	2,061.7	29.2%	R$	1,855.7	30.2%
Selic rate	R$	3,209.4	45.0%	R$	3,091.7	43.7%	R$	2,530.7	41.2%
FX	R$	3.9	0.1%	R$	3.8	0.1%	R$	20.7	0.3%
Other	R$	0.0	0.0%	R$	0.0	0.0%	R$	0.0	0.0%
External (R$ bn)	R$	317.6	4.4%	R$	313.6	4.4%	R$	229.0	3.7%
Maturity Profile
Average Maturity (years)		4.0			4.0			4.1
Maturing in 12 months (R$ bn)		R$ 1,472.5			R$ 1,460.7			R$ 1,118.6
Maturing in 12 months (%)		20.6%			20.7%			18.2%

Source: National Treasury.

Public Debt Management

As of August 31, 2024, the budget execution was above the Golden Rule margin, in the amount of R$19.56 billion.

On September 4, 2024, the National Treasury announced the revision of the debt reference limits defined in the 2024 Annual Borrowing Plan, as set forth in the following table:

Table No. 7

Federal Public Debt 2023 Results and Original and Revised Annual Borrowing Plan 2024

	As of December 31, 2023	Original Reference Limits for 2024		Revised Reference Limits for 2024
		Minimum	Maximum	Minimum	Maximum
Stock of FPD (R$ Billion)
FPD	6,520.3	7,000.0	7,400.0	7,000.0	7,400.0
Composition - %
Fixed Rate	26.5%	24.0%	28.0%	22.0%	26.0%
Inflation Linked	29.8%	27.0%	31.0%	25.0%	29.0%
Floating Rate	39.7%	40.0%	44.0%	43.0%	47.0%
Exchange Rate	4.1%	3.0%	7.0%	3.0%	7.0%
Maturity Profile
Average Maturity (years)	4.0	3.8	4.2	3.8	4.2
% Maturing in 12 months	20.1%	17.0%	21.0%	17.0%	21.0%

Note:	Numbers may not total due to rounding.

Source: National Treasury.

The new limits indicate an increase in the proportion of floating-rate bonds (“LFT”) in the debt, while fixed-rate bonds (“LTN” and “NTN-F”) and inflation-linked bonds (“NTN-B”) are reduced. In the first half of 2024, the appetite for LFT increased due to uncertainties about the monetary policy in the United States. Such uncertainties affected emerging markets, putting pressure on exchange rates and increasing risk aversion. These factors impacted the yield curve and the demand for National Treasury bonds, with investors seeking lower-risk assets, such as LFT. Tax changes and changes in the behavior of economic agents also affected the NTN-B market, leading the National Treasury to act more cautiously. In this context and considering that LFTs bring gains in terms of longer average maturities, the Treasury decided to take advantage of the additional demand and increased the issuance of these bonds in relation to what was originally planned in the 2024 Annual Borrowing Plan. This strategy proved to be more relevant given the reduced space for NTN-B issuances, which are longer-term securities. In addition, it helped to maintain the cash position for debt management (the liquidity cushion) above the prudential level throughout the period.

Regional Public Debt (State and Municipal)

Federal Government Guarantees

As of July 31, 2024, the Federal Government had paid a total of R$70.15 billion in liabilities incurred by states and municipalities. The largest payments were attributed to (i) the State of Rio de Janeiro (R$37.8 billion), (ii) the State of Minas Gerais (R$18.0 billion), (iii) the State of Goiás (R$5.4 billion), (iv) the State of Rio Grande do Sul (R$3.0 billion), (v) the State of Maranhão (R$1.5 billion), and (vi) the State of Pernambuco (R$1.4 billion). The Federal Government is currently prevented by the STF from recovering on any guarantees granted to states that are under the Special Recovery Regime (as defined in “Special Recovery Regime” in the “Public Debt” section of the 2023 Annual Report). As of September 2024, the states in the Special Recovery Regime were Goiás, Rio de Janeiro, Rio Grande do Sul, and by judicial decision, Minas Gerais.

External Public Debt

Securities Offerings in 2024

On January 29, 2024, the Federal Government issued US$2.25 billion of its 6.125% Global Bonds due 2034 and US$2.25 billion of its 7.125% Global Bonds due 2054.

On June 27, 2024, the Federal Government issued US$2.0 billion of its 6.125% Global Bonds due 2032 pursuant to its Sovereign Sustainable Bond Framework. According to the Sovereign Sustainable Bond Framework, the allocation and impact reports will be published annually until the full allocation of the net proceeds of the sustainable bonds or their maturity, with the first publication within one year after the issuance and then subsequently every 12 months.

Rating Agencies

On May 1, 2024, the rating agency Moody’s changed Brazil’s sovereign long-term debt outlook from stable to positive, maintaining the credit rating at Ba2.

THE FEDERATIVE REPUBLIC OF BRAZIL

Geography and Population

Brazil is the fifth largest country in the world and occupies nearly half of the land area of South America, sharing borders with every country in South America except for Chile and Ecuador. Brazil is divided into 26 states and the Federal District, where the country’s capital, Brasília, is located. Brazil’s official language is Portuguese.

According to the 2022 demographic census conducted by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística or IBGE, for its acronym in Portuguese), from August 2022 through February 2023, Brazil’s estimated population was 203.1 million as of December 31, 2022.

According to the 2022 demographic census, the median age of the Brazilian population was 35 years in 2022. The following table sets forth the age distribution of the Brazilian population as of 2022:

Table No. 8

Brazilian Population Distribution by Age and Gender

Age	Number of Men	Percentage of Men	Number of Women	Percentage of Women
0-4 years	6,461,689	3.18%	6,243,171	3.07%
5-9 years	7,011,282	3.45%	6,738,158	3.32%
10-14 years	6,992,746	3.44%	6,682,215	3.29%
15-19 years	7,317,515	3.60%	7,058,427	3.48%
20-24 years	7,767,306	3.82%	7,699,157	3.79%
25-29 years	7,627,458	3.76%	7,842,265	3.86%
30-34 years	7,537,285	3.71%	7,935,832	3.91%
35-39 years	7,827,333	3.85%	8,345,458	4.11%
40-44 years	7,781,059	3.83%	8,291,111	4.08%
45-49 years	6,549,109	3.22%	7,091,003	3.49%
50-54 years	6,014,391	2.96%	6,584,190	3.24%
55-59 years	5,419,505	2.67%	6,149,601	3.03%
60-64 years	4,605,834	2.27%	5,338,555	2.63%
65-69 years	3,588,052	1.77%	4,288,180	2.11%
70-74 years	2,615,350	1.29%	3,243,186	1.60%
75-79 years	1,657,786	0.82%	2,189,593	1.08%
80-84 years	1,009,852	0.50%	1,465,178	0.72%
85-89 years	493,649	0.24%	835,554	0.41%
90-94 years	194,341	0.10%	385,388	0.19%
95-99 years	50,319	0.02%	114,859	0.06%
Over 100 years	10,570	0.01%	27,244	0.01%

Total Brazil	203,080,756

Source: IBGE.

According to the United Nations’ Human Development Report, published by the United Nations Development Programme, over the past three decades, Brazil has made significant progress in improving social welfare, measured by the Human Development Index (HDI). From 1990 to 2022, (i) life expectancy increased by 11.3% from 66.0 years in 1990 to 73.4 years in 2022; (ii) expected years of schooling and mean years of schooling increased, respectively, by 20.5% and 124.6%, from, respectively, 12.9 years and 3.7 in 1990 to 15.6 and 8.3 in 2022; and (iii) Gross National Income (GNI) per capita increased by 44.3%, from $10,131 in 1990 to $14,616 in 2022 (both measured in 2017 purchasing power parity dollars).

According to the World Bank, real GDP per capita adjusted for purchasing power parity rose by approximately 211% from US$6,618.55 in 1990 and by 36% from US$15,165.06 in 2018, to an estimated US$20,584.42 in 2023. Infant mortality decreased by more than 76% from 52.5 per 1,000 live births in 1990 and by 6.7% from 13.4 per 1,000 live births in 2018, to 12.5 per 1,000 live births in 2022. In addition, the reduction in inflation under the Federal Government’s stabilization program, the Plano Real, and the consequent reduction in the rate of erosion of purchasing power have improved the social welfare of many lower-income Brazilians, despite a slight deterioration between 2014 and 2016.

The following table sets forth comparative GDP per capita figures and other selected comparative social indicators:

Table No. 9

Social Indicators

	Brazil	Chile	Colombia	Mexico	U.S.
Real GDP per capita(1)	$20,584.4	$33,284.5	$21,548.0	$25,601.6	$81,695.2
Life Expectancy at Birth (Years)(2)	73.4	79.5	73.7	74.8	77.4
Infant Mortality Rate (Per 1,000 Births)(2)	12.5	5.4	10.6	11.0	5.4
Adult literacy rate(3)	94.7%	97.2%	95.6%	95.2%	n.a.

(1)

GDP per capita estimates here are derived from purchasing power parity (PPP) calculations with current international dollars. PPP GDP is gross domestic product converted to international dollars using purchasing power parity rates. An international dollar has the same purchasing power over GDP as the U.S. dollar has in the United States. Current values. Data refers to 2023.

(2)	Data refers to the most recent year available: 2022.
(3)	Data refers to the most recent year available (2022 for Brazil and Chile and 2020 for Colombia and Mexico).

Source: World Bank.

Form of Government

Brazil is a democratic federative republic. Its Constitution, enacted in 1988, grants broad powers to the Federal Government. Brazil’s 26 states and the federal district are designated as autonomous entities within the federative union and have all powers that the Constitution does not preempt. The Constitution reserves to the Federal Government the exclusive power to legislate in certain areas, such as monetary systems, foreign affairs and trade, social security, and national defense.

The Government

The Constitution provides for three independent branches of government: an executive branch, a bicameral legislative branch, and a judicial branch.

The executive branch is headed by the president, who is elected by direct vote for a four-year term and may only be re-elected for one subsequent term. Section II, Article 84, of the Constitution confers the President powers to appoint ministers and key executives in selected administrative positions. According to Articles 62 and 84 of the Constitution, the president may also issue executive orders (medidas provisórias), with the same scope and effect as legislation enacted by the National Congress. Executive orders (medidas provisórias) have immediate force of law for 60 days extendable for a single period of 60 days but are subject to National Congress confirmation. If confirmed by the National Congress, such orders are enacted as law. Executive orders (medidas provisórias) may not be used for certain matters, such as the implementation of multi-year plans and budgets, the seizure of financial or other assets, and any matters that the Constitution specifically requires the National Congress to regulate through law.

The legislative branch of the Federal Government consists of a bicameral National Congress composed of the Senate and the Lower House. The Senate is composed of 81 senators, elected for staggered eight-year terms. Each state and the Federal District may elect three senators. The Lower House has 513 deputies, elected for concurrent four-year terms. The number of deputies from each state is proportional to the size of its population, with each state (including the Federal District) entitled to a minimum of eight deputies and a maximum of 70 deputies, regardless of population size.

Judicial power is exercised by the STF, the federal regional courts, military courts, labor courts, electoral courts, and several lower-level courts. The STF has ultimate appellate jurisdiction over decisions rendered by lower federal and state courts on constitutional matters. The Superior Court of Justice (Superior Tribunal de Justiça or STJ, for its acronym in Portuguese) is responsible for standardizing the interpretation of federal law. The members of the STF and the STJ are appointed by the president and ratified by the Senate.

At the state level, executive power is exercised by governors elected for four-year terms, legislative power is exercised by state deputies also elected for four-year terms, and judicial power is vested in state courts, with the possibility of appeals being filed with the STJ and STF. At the local level, municipalities also hold certain autonomy and hold elections for four-year terms for both executive and legislative powers. Legislative power is exercised by local councils mostly concerning matters of local interest.

Political Developments

2022 Federal and State Elections

On July 18, 2022, during the election campaign period, former president Jair Bolsonaro held and broadcast through government media a meeting with foreign ambassadors in which he made allegations raising suspicions about the reliability of the vote-counting process.

On September 7, 2022, during the election campaign period, former president Jair Bolsonaro took part in the Brazilian Independence Day events in Brasilia. On September 9, 2022, the Superior Electoral Court (TSE, for its acronym in Portuguese) judge Benedito Gonçalves accepted an indictment by the Democratic Workers’ Party (PDT, for its acronym in Portuguese) that the former president’s participation in these events characterized abuse of political and economic power.

On October 30, 2022, in a second round of voting, Luiz Inácio Lula da Silva of the Workers’ Party (PT, for its acronym in Portuguese) was elected for a third term as president of the Republic of Brazil, an office he last held in 2010. In the Lower House, the Liberal Party (PL, for its acronym in Portuguese) elected the largest number of deputies winning 99 seats, followed by the coalition between PT, Green Party (PV, for its acronym in Portuguese) and Brazilian Communist Party (PC do B, for its acronym in Portuguese) with 81 deputies. In the Senate, the Social Democrat Party (PSD, acronym in Portuguese) elected the largest number of senators (15), followed by PL (13), and the Brazilian Democratic Movement party (MDB, for its acronym in Portuguese) (10). Next, both the PT coalition and União Brasil elected 9 senators.

On October 31, 2022, in the aftermath of the elections, supporters of former president Jair Bolsonaro protested against the election results with roadblocks and vandalism. On that same day, STF judge Alexandre de Moraes ordered the Highway Police to clear roadways and public streets under roadblocks. On November 3, 2022, the Highway Police stated that all the federal roadways had been unblocked.

On November 22, 2022, former president Jair Bolsonaro’s party PL challenged the election results alleging problems in electronic voting machines. The Superior Electoral Court (Tribunal Superior Eleitoral or TSE, for its acronym in Portuguese) refused the lawsuit, characterizing the allegations as fraudulent, and fined the party R$22.9 million.

On February 10, 2023, Cármen Lúcia, an STF judge, referred five lawsuits against former president Jair Bolsonaro to the Federal Regional Court of the 1st Region in the Federal District. The lawsuits, presented by members of the National Congress and civil society organizations, called for the investigation of the former president for statements threatening the Judicial branch and promoting an institutional rupture in the country during Independence Day celebrations on September 7, 2022.

On June 30, 2023, the TSE deemed former president Jair Bolsonaro ineligible to hold office for eight years. The former president was convicted for abuse of political power and misuse of media for holding, and broadcasting by government media, a meeting with foreign ambassadors on July 18, 2022, in which he made allegations raising suspicions about the reliability of the vote-counting process. On October 11, 2023, STF judge Dias Toffoli rejected two appeals presented by former president Jair Bolsonaro and the Liberal Party (Partido Liberal or PL, for its acronym in Portuguese) against the R$20,000 fine imposed by the TSE because of this conviction.

On October 31, 2023, the TSE convicted former president Jair Bolsonaro and Walter Braga Netto, candidates for the Presidency and Vice-Presidency of the Republic in the 2022 elections, for abuse of political and economic power in the Independence Day celebrations, held on September 7, 2022, in Brasilia and Rio de Janeiro. The decision deems them both ineligible to hold office for eight years, starting from the 2022 election day. The TSE also convicted them for conduct incompatible with their official duties, imposing fines of R$425,640 on Jair Bolsonaro and R$212,820 on Walter Braga Netto.

Cabinet Changes

On January 1, 2023, Luíz Inácio Lula da Silva took office as president and swore in the cabinet officials listed below, each of whom holds minister status:

Sônia Guajajara – Ministry of Indigenous Peoples

Rui Costa – Office of the President’s Chief of Staff

Flávio Dino – Ministry of Justice and Public Security

Fernando Haddad – Ministry of Finance

Simone Tebet – Ministry of Planning and Budget

Anielle Franco – Ministry of Racial Equality

Cida Gonçalves – Ministry of Women

José Múcio Monteiro – Ministry of Defense

Mauro Vieira – Ministry of Foreign Relations

Renan Filho – Ministry of Transportation

Jader Barbalho Filho – Ministry of Cities

Nísia Trindade – Ministry of Health

Margareth Menezes – Ministry of Culture

Ana Moser – Ministry of Sports

Carlos Fávaro – Ministry of Agriculture and Livestock

Camilo Santana – Ministry of Education

Alexandre Silveira – Ministry of Mines and Energy

André de Paula – Ministry of Fishing and Aquaculture

Luciana Santos – Ministry of Science, Technology, and Innovation

Marina Silva – Ministry of Environment and Climate Change

Esther Dweck – Ministry of Management and Innovation in Public Services

Carlos Lupi – Ministry of Social Security

Waldez Góes – Ministry of Integration and Regional Development

Alexandre Padilha – Secretariat of Institutional Relations

Paulo Pimenta – Secretariat of Social Communications

Daniela Carneiro – Ministry of Tourism

Silvio Almeida – Ministry of Human Rights

Márcio França – Ministry of Ports and Airports

Luiz Paulo Teixeira – Ministry of Agricultural Development and Family Agriculture

Juscelino Filho – Ministry of Communications

Wellington Dias – Ministry of Social Development

Luiz Marinho – Ministry of Labor and Employment

Márcio Macêdo – Office of the President’s Secretariat-General

Vinícius Marques Carvalho – General Compliance Office (CGU)

Jorge Messias – Attorney General’s Office (Advocacia Geral da União, or AGU for its acronym in Portuguese)

Gonçalves Dias – Institutional Security Bureau (Gabinete de Segurança Institucional, or GSI for its acronym in Portuguese)

Geraldo Alckmin – Ministry of Development, Industry, Trade, and Services

On April 19, 2023, Gonçalves Dias, head of the GSI, resigned after footage leaked of him in the presidential palace during the January 8, 2023 riot. On May 4, 2023, Marcos Antonio Amaro dos Santos took office as the new head of the GSI.

On May 24, 2023, the National Congress modified the executive order organizing President Lula’s cabinet. The modifications included reassigning indigenous land demarcation responsibility from the Ministry of Indigenous Peoples to the Ministry of Justice and reassigning rural land registry responsibility from the Ministry of Environment and Climate Change to the Ministry of Agriculture. The move shifts the socio-environmental administrative structure of President Lula’s administration by stripping the authority of the Ministry of Indigenous Peoples (MPI) to demarcate, or legally recognize, indigenous territories.

On July 14, 2023, Celso Sabino took office as Tourism Minister, replacing former Minister Daniela Carneiro.

On August 29, 2023, President Lula announced the creation of a new Ministry for Small and Medium Enterprises, the 38th Ministry in his administration. The Ministry will have the mandate to foster and strengthen small entrepreneurship in Brazil.

On September 13, 2023, Márcio França, former Ports and Airports Minister, took office as Minister of the newly created Ministry of Entrepreneurship, Microenterprise and Small Business. Silvio Costa Filho replaced Márcio França as Ports and Airports Minister, and André Fufuca took office as Sports Minister, replacing former Minister Ana Moser.

On December 18, 2023, Paulo Gonet took office as General Prosecutor of the Republic replacing former General Prosecutor Augusto Aras.

Federal Supreme Court

On August 3, 2023, Cristiano Zanin Martins took office as a judge of the STF replacing judge Ricardo Lewandowski, who retired.

On September 30, 2023, STF judge Rosa Weber retired. For more information on this topic, refer to the “Recent Developments” section.

Investigations into Anti-democratic Acts

On January 8, 2023, demonstrators invaded the Planalto presidential palace, the National Congress, and the STF in Brasilia, the capital of Brazil. About three hours after the invasion had begun, the police were able to gain control of the riot.

On January 9, 2023, Ibaneis Rocha, governor of the Federal District, was removed from office for a period of 90 days amid allegations that local forces under his control had intentionally failed to stop the invasion of key government buildings during the January 8, 2023 riot. On March 15, 2023, STF judge Alexandre de Moraes authorized Ibaneis Rocha to return to office. Investigations into his behavior are ongoing under Inquérito 4923.

On January 14, 2023, former Federal District Security Secretary, Anderson Torres, was arrested by the Federal Police on allegations of collaboration in the anti-democratic acts. On May 11, 2023, STF judge Alexandre de Moraes authorized Torres’ release from prison. Investigations into the allegations against him are ongoing under Inquérito 4923.

On February 14, 2023, the Federal Police began the sixth phase of investigation “Lesa Pátria” (or “crimes against the State”). This investigation seeks to identify who participated, financed or in some way encouraged the acts of vandalism that culminated in the plundering of the National Congress, Planalto presidential palace and Federal Supreme Court buildings on January 8, 2023. The accused could be charged with crimes such as coup d’etat, qualified damage to property (dano qualificado), criminal association and criminal incitement.

On March 20, 2023, the Prosecutor General’s Office (Procuradoria Geral da República or PGR, for its acronym in Portuguese) identified to the STF over 150 people accused of participating in the anti-democratic acts of January 8, 2023. The new complaint accuses 16 of executing a crime and 134 of instigating a crime. As of that date, 1,187 people had been criminally charged for the acts.

On May 25, 2023, the National Congress opened a parliamentary probe (Comissão Parlamentar Mista de Inquérito or CPMI, for its acronym in Portuguese) to investigate malfeasance and involvement in the January 8, 2023 anti-democratic acts.

On August 18, 2023, the Federal Police and the PGR launched the Incúria Operation to investigate the conduct of Federal District authorities during the January 8, 2023 anti-democratic acts. Among the officers preventively detained during the operation were the then-commander of the Military Police of the Federal District, Colonel Klepter Rosa Gonçalves, and his predecessor in office, Colonel Fábio Augusto Vieira, who was in command on January 8, 2023.

On September 13, 2023, the STF began the trial of criminal charges against defendants allegedly involved in the January 8, 2023 anti-democratic acts. The Court analyzes and judges each criminal offense individually based on the charges presented by the PGR. As of December 2023, 30 people had been tried and sentenced to up to 17 years imprisonment in cases related to the most serious crimes. An additional 29 criminal cases began trial in December 2023.

On October 18, 2023, the CPMI approved the commission’s final report, calling for the indictment of 61 people, including former president Jair Bolsonaro. The report was forwarded to the AGU, the PGR, the Federal Police, the STF, the Superior Electoral Court (Tribunal Superior Eleitoral or TSE, for its acronym in Portuguese), the Federal Audit Court (Tribunal de Contas da União or TCU, for its acronym in Portuguese) and the Federal Government Compliance Office (Controladoria Geral da União or CGU, for its acronym in Portuguese), in each case to deepen investigations and determine responsibilities.

For more information on this topic refer to the “Recent Developments” section.

Corruption Investigations

Multiple investigations into public corruption have been ongoing since 2014. The investigations, which initially targeted an alleged bribery, money laundering, and embezzlement scheme involving the provision of goods and services to Petrobras, a majority state-owned company, grew in scope to encompass wide-reaching anti-corruption investigations in many stages and later extended to other investigations involving the construction of sports arenas and other public contracts. Those investigations are still ongoing and could result in further developments.

On February 1, 2021, the Car Wash Operation (Operação Lava Jato) was incorporated into the Special Task Force to Combat Organized Crime (Grupo de Atuação Especial de Combate ao Crime Organizado or GAECO for its acronym in Portuguese) of the Federal Public Prosecutor’s Office (Ministério Público Federal or MPF, for its acronym in Portuguese). The GAECOs are permanent groups ready to assist members of the MPF responsible for major cases and complex investigations into criminal organizations, money laundering, corruption, international drug and arms trafficking, and illegal deforestation, among others.

On January 27, 2022, the Federal Court of the Federal District (Brasília) granted a motion to close pending criminal proceedings against then former President Lula relating to an apartment located in Guarujá, São Paulo (the “Triplex Case”), under which then former President Lula was accused of the charges of money laundering and active and passive corruption within the scope of the Car Wash Operation (Operação Lava Jato). The Triplex Case was dismissed by the Federal Court of the Federal District as a consequence of the annulment by the STF of all acts taken by then federal judge Sérgio Moro in the Lava Jato Operation.

On March 28, 2022, then-Minister of Education, Milton Ribeiro, asked for exoneration after the Federal Police (Policia Federal — PF, for its acronym in Portuguese) initiated an inquiry into alleged favoritism in the release of funds from the National Fund for the Development of Education (FNDE, for its acronym in Portuguese). On June 22, 2022, the Federal Police initiated Operation Paid Access (Operação Acesso Pago), culminating in an investigation against former Minister Ribeiro. A separate probe on this case, including alleged interference in Federal Police by former President Jair Bolsonaro, is ongoing under confidentiality measures in the STF (Inquérito 4896).

On August 11, 2023, the Federal Police launched Operation Lucas 12:2, an investigation into alleged criminal embezzlement and money laundering incidents. The individuals under investigation are suspected of using their positions to sell goods abroad illegally, which had been delivered by foreign authorities to representatives of the Brazilian Government in their official capacities. As part of the investigation, on August 17, 2023, STF judge Alexandre de Moraes authorized access to banking and other confidential information of former president Jair Bolsonaro and his wife Michelle Bolsonaro.

On September 9, 2023, STF judge Alexandre de Moraes approved the plea agreement of Mauro Cid, former assistant to former President Jair Bolsonaro, who had been under arrest since May 3, 2023, for an alleged criminal association to falsify official COVID-19 immunization records. He has also been investigated for involvement in illegally selling goods abroad.

Legislative Reforms

Tax Measures

On July 7, 2023, the Lower House passed a bill changing tax trial rules within Brazil’s Federal Administrative Council of Tax Appeals (Carf, for its acronym in Portuguese), which hears taxpayers’ administrative cases. The bill returns to the Ministry of Finance representative on the Carf tax appeal board, the final decision-making authority in cases of a tied vote between members of the initial panel hearing a case. In April 2020, with the approval of Law No. 13,988/20, the power had been awarded to the appealing taxpayer. On August 30, 2023, the bill was approved by the Senate and on September 21, 2023, it was enacted by the President, becoming Law No. 14,689/2023. The government expects this reversal to result in an increase of roughly R$59 billion in revenues in 2023.

On December 12, 2023, President Lula enacted Law No. 14,754/23, which alters rules on taxation to tax or increase the rates levied on exclusive funds (investment funds with a single shareholder) and investments in offshore funds. The initial version of the bill, proposed by the government, estimated that the measure would provide an increase of R$20 billion in revenues in 2024 but with the alterations made by the Lower House, this amount is expected to be lower. The Brazilian Federal Tax Authority will be responsible for the regulation necessary to implement the law.

On December 20, 2023, the National Congress enacted a tax reform. The main features of the reform include (i) merging four levies into value-added tax (VAT) rates managed in a dual format (partially federal and partially regional), and (ii) changing tax collection from a tax on production to a tax on consumption. The reform also provides for reduced tax rates on certain sectors of the economy, sets the ground for a cashback system, and increases tax rates on luxury vehicles and inheritances. Some of the matters provided for in the tax reform are subject to complementary laws (leis complementares) and ordinary laws to regulate them, such as the applicable tax rates and the cashback system.

Other Legislation

On January 7, 2022, a law establishing a new regulatory framework for fluvial transportation in Brazil went into effect. This new law seeks to (i) diversify Brazil’s transportation services through increased incentives, (ii) encourage further competition in transportation services, (iii) expand Brazil’s fleet for navigation, (iv) stimulate the development of the national naval industry, and (v) provide incentives for investments from operations in port facilities.

On June 23, 2022, then President Jair Bolsonaro approved Complementary Law No. 194, limiting ICMS tax rates (to 17% or 18%) for essential products and services, namely goods and services related to fuel, natural gas, electric energy, communications and public transportation. The law determined that states are entitled to financial compensation of tax collection losses deriving from these measures through (i) discount on their refinanced debt (owed to the Federal Government) installments and (ii) resources from the Federal Government share of the Financial Compensation for the Exploitation of Mineral Resources (Compensação Financeira pela Exploração de Recursos Minerais or CFEM, for its acronym in Portuguese). The latter is valid only for states that are regularly paying their debts towards the National Treasury, as well as any debts guaranteed by the National Treasury.

On July 14, 2022, the National Congress enacted Constitutional Amendment No. 123 which granted the Federal Government a R$41.25 billion waiver on the 2022 spending ceiling to increase social benefits (mainly Auxílio Brasil and Gas Aid), implement an aid to truck and taxi drivers, increase spending on food provided for low-income people, and reduce ethanol taxes.

In July 2022, the National Congress enacted Constitutional Amendment No. 124, establishing provisions for regulation of nursing professionals’ minimum wage level. In August 2022, Law No. 14,434 established minimum monthly wages of R$4,750 for nurses, R$3,325 for nursing technicians and R$2,375 for nursing assistants and midwives. In September 2022, STF suspended the law alleging that the source of funds for the expenditures was not properly determined by Law No. 14,434 as required by the Fiscal Responsibility Law. In December 2022, the National Congress enacted Constitutional Amendment No. 127 determining that the Federal Government would transfer Social Fund resources to regional governments to provide funding to comply with minimum wage payments to nursing professionals. The STF considered that this specification of the resources’ origin was still not sufficient.

On December 19, 2022, the Supreme Court declared the “Secret Budget”, a mechanism that authorized the budget rapporteur to allocate budget resources for unidentified lawmakers at their discretion, unconstitutional.

On December 21, 2022, the National Congress approved Constitutional Amendment No. 126, known as ‘Transition PEC’. The law authorized the elected government to a R$145 billion increase in the spending ceiling limit to fund expenses such as Bolsa Família, Gas Aid, Popular Pharmacy, and other public policies. This amount was also excluded from the golden rule compliance (which requires approval by the National Congress) and from the primary balance target. Three other expenditures were also exempted from the spending ceiling: (i) expenses with socio-environmental projects or related to climate change, such as those of the Amazon Fund, to be funded with donations from Norway and Germany, and with projects funded by resources obtained due to judicial or extrajudicial agreements related to environmental disasters (for example, the Brumadinho case); (ii) expenses of federal educational institutions and Scientific, Technological and Innovation Institutions (ICTs) funded by such institutions’ revenues, donations or agreements and contracts signed with states and municipalities or private entities; (iii) Federal Government expenses related to engineering works and services funded with resources provided by states and municipalities, such as works carried out by the Army engineering battalion on highways administered by regional governments.

The Transition PEC also exempted Bolsa Família and Gas Aid from the Fiscal Responsibility Law in 2023. The Fiscal Responsibility Law requires that the President, when proposing to increase government expenses, submit to the National Congress an estimate of the budgetary-financial impact of the suggested increase, as well as a proposed reduction in other expenses, or increase in other revenue streams, in order to guarantee macroeconomic stability and create the proper conditions for socioeconomic growth.

During this session, party leaders also agreed on the allocation of funds from the 2023 “Secret Budget”, which was deemed unconstitutional by the STF on December 19, 2022. The law determined that the funds, totaling R$19.4 billion, would be distributed as follows: R$9.85 billion (50.77%) of the budget, to be applied exclusively to public policy spending, and the remaining R$9.55 billion (49.23%) to be applied to individual amendments. The law also increased the total volume of parliamentary amendments from 1.2% to 2% of the Federal Government net current revenue beginning with the 2024 budget.

On January 1, 2023, President Lula signed a series of decrees and executive orders that change gun control policy, change policies on deforestation, maintain the federal tax exemption on fuels, restructure the Presidency of the Republic and its ministries, and keep the allowance under the Bolsa Família income transfer program at a monthly amount of R$600 per person, plus R$150 per child up to six years of age.

On March 31, 2023, the Minister of Finance, Fernando Haddad, announced the proposal for a new fiscal framework which aims to bring the fiscal deficit to zero by 2024. The proposal would limit the spending growth in each year to 70% of primary revenue over the past 12 months. Moreover, the increase in real public expenditures would be limited between 0.6% and 2.5% per year.

The proposal for a new fiscal framework was approved on May 24, 2023, by the Lower House and, later, on June 21, 2023, by the Senate. On August 22, 2023, the bill was approved by the National Congress and on August 31, 2023, it was enacted by the President. The new fiscal rule replaces the spending cap rule. For more information on the former spending cap, see “Public Finance” in this Exhibit D. This new framework combines a spending limit that is more flexible than the spending cap with a primary result target (result of public accounts net of interest on government debt). The increase in expenditures will be limited to a range between 0.6% and 2.5% above inflation per year and limited to 70% of the increase in revenue over the previous 12 months.

On September 13, 2023, the Lower House approved a bill that regulates sports betting, including increasing and redistributing tax and licensing revenues levied from these activities. On December 30, 2023, President Lula enacted the bill.

Foreign Affairs, International Organizations, and International Economic Cooperation

Brazil maintains diplomatic and trade relations with almost every nation in the world. It has been a member of the United Nations since 1945 and is an original member of the IMF, the World Bank, the World Trade Organization, the Inter-American Development Bank, the African Development Bank Group, the New Development Bank and the International Fund for Agricultural Development.

In addition, Brazil is a member of several other organizations, including, but not limited to, the Group of Twenty (G-20), Mercosur, and the BRICS. As the current chair of the G-20, Brazil has been hosting meetings of the group since December 1, 2023, which will include the G-20 Leaders’ Summit. In 2016, Brazil joined the Paris Club. Brazil also has several international bilateral agreements in place that promote economic cooperation.

Brazil signed the Paris Climate Change Agreement in 2016.

Brazil is currently negotiating to become a full Organization for Economic Cooperation and Development (OECD) member.

Mercosur is also currently negotiating a trade agreement with the European Union.

On March 29, 2023, the Central Bank of Brazil agreed with the Central Bank of China to permit commercial transactions between the two countries to be settled in Chinese currency.

Employment and Labor

Employment Levels

The Ministry of Labor (Ministério do Trabalho) reports Brazilian employment statistics regarding formal employment. Formal employment comprises employment that is registered with the Ministry of Labor, including temporary jobs. According to the Ministry of Labor Statistics Report, formal employment in Brazil increased by 3.50% during 2023 (equivalent to 1,483,631 jobs) as compared to 2022.

In the fourth quarter of 2023, Brazil’s unemployment rate was 7.4%, a decrease of 0.5 percentage points compared to the fourth quarter of 2022. The average unemployment rate for 2023 was 8.0%.

Wages

The budgetary guidelines bill for 2023 estimated a minimum monthly wage of R$1,294.00, assuming the forecasted National Consumer Price Index (“Índice Nacional de Preços ao Consumidor” or “INPC”) inflation of 3.30%. However, considering the INPC inflation forecast of 5.81% in 2022, on December 12, 2022, the Federal Government enacted an executive order to increase the minimum monthly wage to R$1,302.00, providing a real gain of around 1.50%. Thus, as of January 1, 2023, the minimum monthly wage was set at R$1,302.00, representing an increase of 7.42% compared to the 2022 minimum monthly wage of R$1,212.00.

As of May 1, 2023, the minimum monthly wage was adjusted to R$1,320.00, an increase of 1.38% relative to the April 2023 value (R$1,302.00) and of 8.91% relative to the December 2022 value (R$1,212.00). The minimum monthly wage for 2022 was set at R$1,212.00, an increase of 10.2% compared to 2021.

On August 28, 2023, Law No. 14,663, establishing a rule for real minimum wage adjustments, was enacted. Under the new rule, beginning January 1, 2024, minimum wages will be adjusted by the previous year’s inflation plus the GDP growth of two years prior.

On May 12, 2023, President Lula enacted a law (Law No. 14,581/2023) that allowed the Federal Government to transfer R$7.3 billion to states and municipalities in 2023 to fund the new nursing professionals’ minimum wage. The funding was provided by the capitalization of the Social Fund, created by Law No. 12,351/2010, to allocate resources from oil exploration to health and other social areas.

The real average monthly income for the fourth quarter of 2023 was R$3,032, which showed relative stability compared to the third quarter of 2023 (R$3,007) and an increase compared to the fourth quarter of 2022 (R$2,940).

Social Security

The law providing for reform of the Brazilian Social Security System went into effect on November 12, 2019. The law established new minimum retirement age requirements, a new minimum contribution period, and transition rules.

Under Brazil’s state-operated social security and pension system, employers are generally required to contribute 20% of each employee’s wages to the system monthly. In 2023, monthly benefits paid by Brazil’s state-operated social security and pension system increased by 7.9% compared to 2022.

As of January 10, 2023, the monthly lower and upper limits of social security pensions paid to private sector retirees were R$1,302.00 and R$7,507.49, respectively.

State-Owned Enterprises

Corporate Enterprises

Brazil has two types of state-owned enterprises: public enterprises and mixed-ownership companies. Public enterprises, which can exist in any legally permissible corporate form, are wholly owned by the states or the Federal Government and are created by specific laws to carry out economic activities. Examples of federal public enterprises are BNDES and the Federal Savings Bank (Caixa Economica Federal or “CEF”). Mixed-ownership companies are corporations majority-owned by the Federal Government or state governments. Petrobras and Banco do Brasil are examples of mixed-ownership companies.

Autonomous Institutions and Public Foundations

Brazil has autonomous institutions and public foundations. Autonomous institutions, such as the Central Bank and the Brazilian Securities Commission (Comissão de Valores Mobiliarios or CVM, for its acronym in Portuguese), carry out public functions that require decentralized financial and operational management. Public foundations are public non-profit entities with administrative autonomy that manage their own assets. Their expenses are financed by the Federal Government and other sources.

Privatizations

On July 12, 2021, the law authorizing the privatization of the state-owned electricity holding company Eletrobras (Law No. 14,182/2021 or the “Eletrobras Privatization Law”) went into effect. Eletrobras is considered the largest electricity company in Latin America. On February 15, 2022, the privatization was approved by the Federal Audit Court (Tribunal de Contas da União or TCU, for its acronym in Portuguese) and on February 22, 2022, Eletrobras’ shareholders approved the privatization model proposed by the company’s management, which involved a public offering of the company’s shares in Brazil and abroad to reduce the Federal Government’s participation in the voting capital to a percentage equal or lower than 45%. On May 18, 2022, the Federal Audit Court also approved, by 7 votes to 1, the privatization model of Eletrobras. This was the last pending step for the government to be able to carry out the privatization process of the company.

On June 9, 2022, Eletrobras priced its public offering of 697,476,856 common shares, including 9,783,100 American Depositary Shares (“ADSs”), without taking into consideration the overallotment option. The price per share to the public was set at R$42.00. The ADSs were offered and sold to the public at a price of U.S.$8.58 per ADS (including an ADS issuance fee of U.S.$0.05 per ADS). In addition, BNDES Participações S.A. (“BNDESPAR”), as a shareholder of Eletrobras, conducted a secondary offering of 69,801,516 shares owned by BNDESPAR at the same price as the primary offering. Settlement of the offerings occurred on June 14, 2022. As a result of these offerings, the Federal Government’s share in Eletrobras’ voting capital declined from 72% to 43% (considering direct control and other forms of participation). On June 14, 2022, the privatization of Eletrobras was officially completed with a ceremony at the B3 stock exchange.

Private Parties

Under Brazilian law, private parties may only engage in public activities with authorization of the Federal Government. Through public concessions, the Federal Government has authorized private parties to participate in areas formerly reserved to the Federal Government under the Constitution, including broadcasting and telecommunications, electric power service and facilities and hydroelectric power generation. Nuclear energy, as well as mining and processing of radioactive ores, minerals and their by-products, remain under the Federal Government’s monopoly. However, on December 29, 2022, then President Jair Bolsonaro approved Law No. 14,514, which introduced changes in the circumstances in which private companies may conduct activities involving nuclear minerals in association with the state-owned company Indústrias Nucleares do Brasil, including the extension of exploration license terms and allowing for more types of mineral rights to be used as collateral in financing transactions.

Environment

The Constitution grants citizens the right to a clean environment. It imposes duties on the Federal Government, the states, the Federal District and municipalities to protect the environment, take measures against pollution and protect fauna and flora. At the federal level, the Ministry of the Environment and Climate Change (Ministério do Meio Ambiente e Mudança do Clima) formulates and implements environmental policies, the National Council on the Environment (Conselho Nacional do Meio Ambiente or CONAMA, for its acronym in Portuguese) prepares environmental regulations, and the Institute of the Environment and Renewable National Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis or Ibama, for its acronym in Portuguese) supervises and oversees the application of environmental regulations.

Over the past four decades, Brazil has increased its efforts to improve the environment and ensure long-term sustainable economic development. The Federal Government’s efforts have focused on combating deforestation, promoting the recovery and reasonable use of biological diversity and expanding protected areas. The Brazilian Forest Code (Código Florestal Brasileiro), enacted in 2012, establishes rules designed to restore lands damaged due to non-compliance with preservation rules, in addition to legal reserves (portions of privately-owned land preserved for natural resources) and permanent preservation areas, which are subject to certain preservation requirements.

Sustainable development is also at the core of Brazilian foreign policy. In 2015, Brazil presented its Nationally Determined Contribution related to the Paris Climate Change Agreement, in which the Republic committed to reduce its greenhouse gas emissions by 37% in comparison to 2005, by 2025. In 2021, the Republic added the commitment to reduce its greenhouse emissions by 50% relative to 2005, by 2030, figuring among the few countries that have committed to target reduction for 2025 and 2030. In the 2021 NDC update, Brazil also committed to achieving neutral net emissions by 2050, which involves compensating total emissions with carbon capture sources, such as reforestation, biome recovery, and other technologies. The baseline indicator will be quantified based on total net emissions of greenhouse effect in the 2005 base years reported in the ‘National Inventory of Anthropogenic Emissions by Sources and Removal by Sinks of Greenhouse Gases not Controlled by the Montreal Protocol’. The Republic plans to adopt the most recent national greenhouse gas inventory available when assessing compliance with the NDC.

Brazil has one of the world’s largest reserves of tropical rainforest and freshwater biodiversity, and, according to the Ministry of Mines and Energy (Ministério de Minas e Energia), one of the cleanest energy consumption profiles in the industrialized world, with 89% of all energy capacity production derived from renewable sources as of December 2023.

Brazil is also the world’s second-leading producer of ethanol fuel.

On April 4, 2014, BP Energy do Brasil requested Ibama’s authorization to carry out oil and gas drilling tests in an offshore area located 500km from the mouth of the Amazon River, close to the states of Amapá and Pará. In December 2020, the exploratory rights of this block were transferred to Petrobras. Ibama denied the request, citing, among other reasons, that the documentation presented would not ensure the protection of the region’s biological diversity or the safety of indigenous communities. On May 25, 2023, Petrobras resubmitted the request to Ibama for a new evaluation, which is still pending. On August 22, 2023, the Attorney General’s

Office released a favorable opinion on granting the environmental licensing to Petrobras and suggested an agreement between Ibama and the Ministry of Mines and Energy. On August 23, 2023, Marina Silva, the Minister of Environment and Climate Change, stated that such an agreement is not possible because the matter is technical in nature.

On February 22, 2022, the Lower House approved a constitutional amendment (PEC No. 39/11) that transfers ownership of marine land from the Federal Government to its occupants. The transfer is expected to be free of charge if occupied by states and municipalities, and against payment, if occupied by private businesses or individuals. For more information on this topic, refer to the “Recent Developments” section.

On November 3, 2022, the Federal Supreme Court determined that the Federal Government should reactivate the Amazon Fund, originally created to raise funds and finance measures to protect the environment in the region. By decision of the Court, the Federal Government was granted a period of 60 days to comply with the measure. The fund was created in 2008 and receives donations from international institutions and governments to finance actions to prevent and combat deforestation in the Amazon. In 2019, Germany and Norway suspended transfers to new projects after the Brazilian government presented suggestions for changing the application of resources and extinguishing board fund management. On December 11, 2023, during the COP28 events, Norway announced the donation of US$50 million to the Amazon Fund.

On January 31, 2023, the Federal Government published a decree determining actions to face the emergency in public health and combat illegal mining in the indigenous Yanomami territory. The decree authorizes the Ministries of Defense, Health, Development and Social Assistance, Family and Fight against Hunger, and Indigenous Peoples to take measures and mobilize resources to address the situation.

On February 10, 2023, the Federal Police began implementing actions to interrupt the logistics of and eradicate illegal mining in indigenous Yanomami lands. The actions occur within Operation Liberation’s scope, which will continue until legitimacy is restored in Yanomami land.

On March 30, 2023, the Federal Revenue Service of Brazil published Normative Instruction No. 2,138, which makes the issuance of an electronic receipt for gold financial assets mandatory. This document registers operations with gold as a financial asset or exchange instrument. On April 4, 2023, the STF suspended, on a precautionary basis, a section of Law No. 12,844/2013 that had a presumption of legality of gold traded in Brazil and good faith of gold buyers. These measures are considered major advances in the fight against financial support for illegal gold mining activities, especially in regions such as the Amazon, and are expected to curb illegal actions that harm the environment, the Brazilian people and the country’s economy.

On August 8, 2023, President Lula and seven other Amazonian country members of the Amazonian Cooperation Treaty signed the Belém Declaration. The document contains 113 guidelines agreed by the signing nations and aims to play a central role in implementing the Amazon cooperation agenda.

On October 3, 2023, the Federal Government announced measures to mitigate the socio-environmental impact of the drought in the Amazonian region, caused by climate change. An amount of R$628 million was allocated for the dredging of the Madeira and Solimões rivers and providing humanitarian aid and reinforcement of firefighting, among other actions.

On November 9, 2023, the Ministry of Environment announced that from August 2022 to July 2023, the rate of deforestation in the Amazon decreased by 22.3% relative to the previous period (from August 2021 to July 2022), representing the largest drop in a decade.

On November 29, 2023, the Lower House approved a bill that sets a regulatory framework for the exploration of offshore wind energy production and concessions. The bill was sent to the Senate for approval.

On December 11, 2023, Brazil’s offer to host COP30 in 2025 was approved by consensus by the floor of COP28. The event will be held in Belém. It will be the first time that the Amazon, a biome essential for counteracting climate change, will host a UNFCCC COP.

Ecological Transformation Plan

In May 2023, the Federal Government initiated a project to develop a national sustainable taxonomy. In the first phase of the project, interministerial working groups defined priority topics and guidelines for the taxonomy and established an Action Plan, which was published in November 2023 and launched in December 2023 in COP 28.

The 2023/2024 Harvest (Safra) Plan is a Federal Government program which supports the agricultural sector, offering lines of credit, incentives and agricultural policies for rural producers, from family farmers to mega producers. To incentivize the strengthening of environmentally sustainable production systems, the Safra Plan offered a reduction in interest rates for the recovery of pastures and rewards for rural producers who adopt practices sustainable agricultural practices. The 2023/2024 Safra plan offered 26.8% more resources than the previous year’s plan.

On August 11, 2023, the Ministry of Finance presented the Ecological Transformation Plan, which aims to propel structural changes to the Brazilian economy and environment. The plan was coordinated by the Ministry of Finance and had the contribution and direct involvement of other ministries, such as the Ministry of Environment and Climate Change. The main measures of the Plan are the creation of a regulated carbon market, the issuance of sustainable sovereign bonds, the creation of a national taxonomy for sustainability, and the reformulation of the Climate Fund to finance activities involving technological innovation and sustainability. On December 1, 2023, the Minister of Finance publicized the Plan at the 2023 United Nations Conference on Climate Change (COP28).

On August 16, 2023, the Federal Government issued Decree No. 11,635, recreating the Environmental Conservation Support Program (Bolsa Verde). Originally established by Law No. 12,512 on October 14, 2011, the program was deactivated in 2016. In the new version of the program, Bolsa Verde will make quarterly payments of R$600.00 to families living in sustainable use conservation units (extractive reserves, national forests, and sustainable development reserves), in environmentally differentiated settlements of agrarian reform (forestry, agroextractive, and sustainable development) and in territories occupied by traditional peoples and communities, such as riverside communities, extractive communities, indigenous peoples, quilombolas, and others. Beneficiaries commit to taking care of the region where they live, using natural resources sustainably, and preserving the forest, in addition to helping monitor and protect these areas. In addition to the payments, they will have access to technical assistance, socio-environmental rural extension, environmental conservation, and socio-productive inclusion actions.

As part of the Ecological Transformation Plan, on December 21, 2023, the Lower House approved Bill No. 2,148/15 to create and regulate the carbon market in Brazil. The bill provides for creating the Brazilian Greenhouse Gas Emissions Trading System (SBCE, for its acronym in Portuguese), which is responsible for setting ceilings for emissions and establishing a carbon credit securities market. Since the bill was an addition of a Lower House proposal to a bill already approved by the Senate, it was sent to the Senate for another round of approval and is waiting for analysis.

On December 30, 2023, the Federal Government issued Executive Order (Medida Provisória) No. 1,205/2023, which launched the Green Mobility and Innovation Program (the “Mover” Program) for decarbonization in the transportation sector as part of the Ecological Transformation Plan. The Mover Program increases sustainability requirements for the automotive industry and stimulates the production of new technologies in the areas of mobility and logistics. As an executive order, the validity was immediate, but it required legislative approval within 60 days to remain in force. For more information on this topic refer to the “Recent Developments” section.

Brazil’s Sovereign Sustainable Bond Framework

The Federal Government established, through Decree No. 11,532, on May 16, 2023, the Sovereign Sustainable Finance Committee (CFSS, for its acronym in Portuguese), a permanent panel under the purview of the Ministry of Finance. On September 5, 2023, Brazil approved its sovereign sustainable bond framework (“Brazil’s Sovereign Sustainable Bond Framework” or the “Framework”), which contemplates that amounts at least equivalent to the net proceeds of sustainable sovereign bonds issued under the Framework may be allocated, through virtual allocation, to eligible expenditures in one of the following categories (subcategories defined in the Framework):

Environmental:

(i)	pollution prevention and control;

(ii)	renewable energy;

(iii)	energy efficiency;

(iv)	clean transport;

(v)	sustainable management of living and natural resources and land use;

(vi)	terrestrial and aquatic biodiversity;

(vii)	sustainable management of water and effluents;

(viii)	adaptation to climate change; and

(ix)	circular economy adapted products, production technologies and processes.

Social:

(i)	social-economic development and empowerment;

(ii)	food security and sustainable food systems;

(iii)	employment generation;

(iv)	access to affordable housing; and

(v)	access to basic infrastructure.

These categories have been defined in line with the International Capital Market Association’s (“ICMA”) Green Bond Principles 2021, Social Bond Principles 2023, and Sustainability Bond Guidelines 2021. The Framework also commits that any expenditures related to the following activities will be excluded from eligible categories:

(i)	government assistance and subsidies given to civil and military servants (housing assistance, pensions, retirement, medical and health plans, indemnity benefits);

(ii)	public utility advertising;

(iii)	indemnities or penalties linked to compliance with court decisions;

(iv)	alcohol for consumption, arms, tobacco or gambling industry;

(v)	weapons industry;

(vi)	planning or construction of airport infrastructure;

(vii)	planning or construction of maritime port infrastructure and maritime transport;

(viii)	highway planning or construction;

(ix)	mining;

(x)	inorganic or synthetic fertilizers, pesticides, or herbicides;

(xi)	extraction, transport, trade or generation of energy from mineral coal;

(xii)	extraction, transport, trade, generation of energy or production of fuels from oil, natural gas and derivatives;

(xiii)	construction, or generation of energy, from nuclear power plants;

(xiv)	any project or activity that directly or indirectly violates the rights of indigenous peoples, and traditional peoples and communities;

(xv)	any project or activity that is directly or indirectly linked to human rights violations, child labor and forced labor;

(xvi)	direct waste incineration; and

(xvii)	production or commercialization of any product or activity considered illegal under national or international laws or regulations, conventions and agreements signed by Brazil.

The Federal Government, through the CFSS, will publish updated information on the allocation of an amount equal to the net proceeds of any sustainable bonds issued under the Framework through full allocation and impact reports, as well as continuous monitoring of the assessment of eligible projects’ adherence to the Framework, as further indicated in the Framework.

In line with international market standards for issuances of sustainable bonds, the Federal Government submitted the Framework to external review by Morningstar Sustainalytics (“Sustainalytics”) to confirm its alignment with ICMA principles and guidelines. Sustainalytics is a company specializing in providing second-party opinions (“SPO”) for issuances of green, social and/or sustainability bonds. The SPO on this Framework is available on the National Treasury website.

On November 13, 2023, the Federal Government issued US$2.0 billion of its 6.250% Global Bonds due 2031, the first issuance of a sustainable bond by the Republic.

Education

The Federal Government provides centralized guidelines for public and private education at all levels and coordinates the National Board of Education, which evaluates and sets general rules on education. State and municipal governments are responsible for funding free public education for all children up to the completion of secondary education.

Primary and Secondary Education

Primary education has become almost universal for children in Brazil, according to the Ministry of Education (Ministério da Educação), and it continues to improve in terms of both quality and access. In primary schools, students have access to various support programs to ensure student retention, including the Family Grant (Bolsa Família), a conditional cash allowance program linked in part to school attendance. Public schools also provide free meals, textbooks, healthcare, and transportation. As of December 31, 2023, 26.1 million students attended the primary school system, and 7.7 million students attended the secondary school system.

In November 2023, the Federal Government launched the Pé-de-meia program, a financial and educational incentive program for Bolsa Família beneficiary students enrolled in public high schools. The program is aimed at promoting the completion of school and reducing social inequality among young people, stimulating social mobility. Upon proof of enrollment and attendance, students receive a monthly incentive payment of R$200 into a savings account, which can be withdrawn at any time, plus deposits of R$1,000 at the end of each year completed, which can only be withdrawn from the savings account after high school graduation. The program also provides an additional R$200 deposit for students who take the national exam for higher education admission (Exame Nacional do Ensino Médio or Enem, for its acronym in Portuguese). Considering the ten incentive installments, the annual deposits, and the additional R$200 for taking the Enem exam, the amounts can reach up to R$9,200 per student.

Higher Education

The University for All Program (Programa Universidade para Todos or PROUNI, for its acronym in Portuguese) awards full and partial scholarships to low-income students to attend institutions of higher education. Since its inception in 2004, PROUNI has granted 5.38 million scholarships.

Public Health

COVID-19

The Republic began administering a bivalent COVID-19 vaccine on February 27, 2023. This vaccine improves immunity against the original strain virus and against the Omicron variant. The vaccine has a safety and efficacy profile similar to that of monovalent vaccines. The bivalent booster doses were first given to people at higher risk of developing severe forms of COVID-19, such as persons over 60 years of age and people with disabilities; on April 24, 2023, it was extended to citizens older than 18 years old.

Dengue

On December 21, 2023, the Ministry of Health incorporated the dengue vaccine into the Unified Health System (Sistema Único de Saúde or SUS, for its acronym in Portuguese).

Wealth and Income Distribution

The stabilization of Brazil’s economy and lower inflation levels since 1994 have contributed to an increase in the purchasing power of the lower-income population in Brazil, despite a slight deterioration since 2014.

Brazil’s main social welfare program to address poverty is Bolsa Família. The program includes income transfer mechanisms, access to public services and initiatives for job placement. Until April 2022, the program focused on families with a monthly income per capita between R$89 and R$178. From 2003 to 2021, this conditional allowance program provided a monthly cash income to approximately 14.7 million families, subject to compliance with certain statutory requirements. In August 2021, the Federal Government launched Auxílio Brasil, a new flagship program for social transfers that replaced Bolsa Família. From November 2021 through December 2022, Auxílio Brasil covered around 18 million households and provided a basic monthly income of at least R$400.0 to each family included in the program, compared to an average of R$217.0 per family as of November 2021 under the former version of the Bolsa Família program. Cash transfers under Auxílio Brasil totaled R$69.5 billion in 2022.

On December 21, 2022, the National Congress enacted the Transition PEC (proposal to amend the Constitution), Constitutional Amendment No. 126/2022. This Constitutional Amendment added R$145 billion to the spending ceiling, R$70 billion of which was to be used as funding for the Auxílio Brasil (renamed back to Bolsa Família in 2023), adjusting the monthly allowance to R$600 per family with an additional R$150 per child under six years of age. Cash transfers under Bolsa Família totaled R$134.6 billion in 2023.

In February 2023, the Federal Government published an act resuming the Minha Casa, Minha Vida program, which had been replaced by the Casa Verde e Amarela program since August 2020. Minha Casa, Minha Vida is a housing initiative for low-income families. Minha Casa Minha Vida generated contracts of 6.1 million houses and delivered approximately 5.1 million houses at a total cost of R$552.8 billion between 2009 and September 2020. From 2019 to October 2022, about 1 million houses were delivered under the Casa Verde e Amarela initiative. In 2023, approximately 21 thousand houses were delivered and another 22 thousand houses that had their construction halted previously were resumed.

The Luz Para Todos Program aims to accelerate access to electricity services as part of government initiatives to combat energy poverty and promote a fair and inclusive energy transition. Between 2003 and February 29, 2024, the Luz Para Todos Program provided 3.7 million electricity connections, benefitting 17.4 million persons in rural residences and remote Amazonian regions. In 2023 alone, 64.5 thousand families benefited from the program with investments of R$1.4 billion.

Antitrust

Under Brazil’s antitrust legislation (the “Antitrust Law”), anticompetitive-conduct investigations, merger and acquisition controls and final antitrust regulatory approval are centralized in a single independent agency, the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica or CADE, for its acronym in Portuguese). The Antitrust Law sets forth general criteria for determining anti-competitive behavior, such as price fixing, predatory pricing, exclusive dealing arrangements and resale price maintenance.

All acts or transactions (regardless of form) are required to be submitted for antitrust approval if the act or transaction involves an entity or group with more than R$750 million in revenues in Brazil in the preceding fiscal year and a second entity or group with more than R$75 million in revenues in Brazil in the preceding fiscal year.

Anticompetitive practices may subject an entity to fines between 0.1% and 20% of the entity’s gross revenue for the fiscal year preceding the start of an antitrust investigation. If a company’s gross revenue cannot be assessed, it may be subject to a fine between R$50,000 and R$2.0 billion.

Anticorruption Laws

The Anticorruption Law, also known as the Clean Company Act, was enacted in 2013 to provide civil and administrative accountability of companies engaging in fraud, bribery and other corrupt practices. The principal innovations of the Anticorruption Law were: (i) companies can be held liable in cases of corruption, regardless of intent; (ii) significant administrative and judicial penalties may be imposed; (iii) fines may be reduced if companies cooperate in relevant investigations; and (iv) the law may be enforced by all levels of government and covers Brazilian companies acting abroad.

National Strategy to Combat Corruption and Money Laundering – ENCCLA

The ENCCLA program, coordinated by the Ministry of Justice and Public Security (Ministério da Justiça e Segurança Pública), seeks to prevent money laundering and corruption in general. The ENCCLA is made up of over 90 agencies, members of the three branches of government, public prosecutors and civilians acting directly and indirectly to prevent corruption and money laundering. The ENCCLA encourages joint action, collaboration and expertise-sharing among entities through its yearly plenary session and the creation of working groups to implement specific goals and targets. The program has led to several developments in the fight against money laundering and corrupt practices, including the modernization of money laundering legislation, the creation of various registries such as the Registry of the Financial System Clients managed by the Central Bank, the institution of nationwide training programs, the optimization of technology networks and the improvement of publicly available resources for combating money-laundering and corruption.

Financial Action Task Force

Brazil is a member of the Financial Action Task Force (“FATF”), a global body that sets international standards for fighting money laundering and the financing of drug trafficking, terrorism, arms trading, and cyber frauds, among other crimes. In February 2019, to comply with FATF recommendations, Brazil passed Law No. 13,810 (complemented by Decree No. 9,825 in June 2019) which altered the framework for freezing assets belonging to individuals and legal entities under United Nations Security Council sanctions, which includes, among other criminals, terrorist defendants (or their financial supporters) and persons involved in financing the proliferation of weapons of mass destruction. In November 2019, the Supreme Court confirmed the legitimacy of financial intelligence sharing of information in criminal investigations, suspending a previous provisional injunction that limited the use to judicially authorized lawsuits.

The Anti-Crime Law

In December 2019, a law with the aim of improving Brazil’s criminal, procedural and legislative framework (the “Anti-Crime Law”) was passed by the National Congress and enacted by the President. The Anti-Crime Law went into effect on January 23, 2020. The legislation increased the maximum sentence period from 30 to 40 years and extended retention of prisoners in federal prisons from 360 days to three years, renewable for another three years. It also set new rules for plea bargain agreements and the provision for immediate imprisonment after conviction by a jury.

Incentives for Private Investment

Technology

The Innovation Act (enacted in 2004 and updated in January 2016) encourages economic efficiency and the development and diffusion of technologies that have the potential to induce economic activity and improve competitiveness in international trade.

Intellectual Property

The Intellectual Property Law (enacted in 1996) regulates rights and obligations related to intellectual property and provides for the protection of these rights while counterbalancing social interest and technological and economic development. The statute protects inventions and utility models, industrial designs and trademarks.

Public-Private Partnerships

Brazilian law provides for two types of public-private partnerships: (i) contracts for concessions of public works or utility services and (ii) contracts for rendering services under which a public sector entity is the end-user. Public-private partnership contracts must be valued at a minimum of R$10 million, and their terms vary between five and thirty-five years, including any term extension. All contracts are awarded through a public bidding process.

National Policy for Regional Development

The National Policy for Regional Development (Política Nacional de Desenvolvimento Regional or “PNDR”) addresses regional inequalities by providing instruments to promote sustainable economic growth, income generation and improvement in the population’s quality of life. PNDR’s main source of financing comes from regional development funds, and the Federal Government. PNDR is monitored by the National Information System for Regional Development (Sistema Nacional de Informações do Desenvolvimento Regional) and is coordinated by the Ministry for Regional Development (Ministério da Integração e do Desenvolvimento Regional).

THE BRAZILIAN ECONOMY

Historical Background

In December 1993, with the aim of addressing the high inflation levels of the late 80s and early 90s, the Federal Government enacted the Plano Real economic program, which was highly successful in curtailing inflation, building a foundation for sustained economic growth and adopting fiscal austerity. The Plano Real was also designed to address persistent deficits in the Federal Government’s accounts, expansive credit policies and widespread, backward-looking indexation.

The Federal Government formally adopted inflation targeting as its monetary policy framework in 1999 in an environment shaped by the uncertainty of the impact of the devaluation of the Real in the Brazilian economy. Under the inflation-targeting regime, achievement of inflation targets is the main objective of the Central Bank’s monetary policy decisions.

In 2016, aiming to restore fiscal balance, a public spending cap was also adopted. In 2023, the spending cap was replaced by the sustainable fiscal framework. The new rules seek to keep expenses below revenues each year and require that any surpluses be used only for investments.

For more information, please refer to “Monetary Policy and Money Supply” in the “Financial System” section, and “Ceiling on Public Spending” in the “Public Finance” section.

COVID-19

After COVID-19 infections were reported in December 2019, the COVID-19 pandemic had a significant adverse impact on the global and Brazilian economy.

During the COVID-19 pandemic, Brazil adopted several measures in response to the COVID-19 outbreak aimed at preventing mass contagion and overcrowding of Brazilian health service facilities, including, among others, granting decision-making authority to local governmental entities (i.e., states and municipalities) with respect to measures to be taken in response to the outbreak and the coordination of repatriation flights for Brazilian residents abroad. Brazilian states and municipalities have taken extensive measures to limit the spread of the outbreak, including severe restrictions on business and economic activity. In April 2022, the Ministry of Health declared the end of the state of Public Health Emergency on the national level due to COVID-19, which had been in force since February 2020.

The Republic adopted several economic stimulus measures in reaction to the COVID-19 crisis. The expenditures related to such measures amounted to R$20.8 billion in 2022, R$121.4 billion in 2021 and R$524.0 billion in 2020. These measures included, among other things, (i) financial assistance to individuals and companies; (ii) the allocation of resources for medical treatment for Brazilian citizens and investments in appropriate protective equipment; (iii) the implementation of a plan for the purchase and administration of COVID-19 vaccines; (iv) adopting measures to support cash flows of Brazilian companies; (iv) granting support to local governments; and (v) strengthening and increasing credit lines to individuals and companies.

Economy in 2023

Throughout 2023, the Brazilian economy continued its recovery process from the impacts of the COVID-19 pandemic. The international economy, however, was marked by an increase in the general price level due to imbalances between the demand for goods and services and an increase in the demand for energy. Domestically, the Central Bank continued its monetary tightening cycle to combat persistent inflation, with an increase in the Selic rate. As a result, there was a reduction in inflation in 2023.

Domestic economic activity growth was maintained in 2023, with a 2.9% increase in GDP (after a 3.0% growth in 2022). These values followed a strong rebound in 2021 (a 4.8% increase in GDP compared to 2020) from the downturn in 2020 (a 3.3% decrease in GDP compared to 2019). The 2020 downturn was caused primarily by the economic and social impact of the COVID-19 pandemic. Previously, the Brazilian economy had recorded three consecutive years of moderate GDP growth (1.2% in 2019, 1.8% in 2018 and 1.3% in 2017).

In the first quarter of 2023, Brazil’s GDP increased at a rate of 1.2%, as compared to the fourth quarter of 2022. In the second and third quarters of 2023, GDP increased by 0.9% and 0.1% respectively, as compared to the corresponding previous quarter. In the fourth quarter of 2022, GDP contracted at a rate of 0.1%, as compared to the previous quarter.

Novo PAC

On August 11, 2023, President Lula launched a new growth acceleration program (Novo Programa de Aceleração do Crescimento or PAC, for its acronym in Portuguese) which is expected to invest R$1.7 trillion across all Brazilian states, R$1.4 trillion of which is to be invested from 2023 through 2026, and the remaining R$0.3 trillion is to be invested after 2026. These investments are composed of (i) R$371 billion in Federal Government resources; (ii) R$343 billion in state-owned companies’ resources; (iii) R$362 billion in financing; and (iv) R$612 billion in private sector resources. The program intends to foster joint and committed efforts towards ecological transition, neo-industrialization, socially inclusive growth, and environmental sustainability.

Gross Domestic Product

GDP is an aggregate measure of production equal to the sum of the market values of all final goods and services in a determined period of time.

The 2.9% GDP growth in 2023 was primarily due, on the supply side, to an increase in the agriculture sector (15.1%). The agriculture sector’s growth was driven largely by record production of soybeans and corn. Industry and services also grew by 1.6% and 2.4% respectively. Specifically, the mining, oil and gas subsector increased by 8.7%, mainly due to the increase in the extraction of oil and natural gas and iron ore; the financial activities, insurance and intermediation-related services subsector increased by 6.6%; and the public utilities subsector increased by 6.5%.

On the demand side, household consumption (3.1% growth) was the main driver of GDP growth. Gross fixed capital formation contracted (-3.0%), and government consumption grew (1.7%).

The following table sets forth Brazil’s GDP at current prices and expenditures for each of the years indicated:

Table No. 10

GDP at Current Prices – Demand Side

(In billions of Reais (R$), except percentages(1))

	2019		2020		2021		2022		2023
	R$	%	R$	%	R$	%	R$	%	R$	%
Final Consumption	6,290.2	85.1%	6,337.2	83.3%	7,202.1	79.9%	8,211.5	81.5%	8,852.9	81.5%
Gross Capital Formation	1,146.6	15.5%	1,226.3	16.1%	1,759.3	19.5%	1,823.2	18.1%	1,746.3	16.1%
Gross Fixed Capital Formation	1,143.2	15.5%	1,260.2	16.6%	1,614.8	17.9%	1,794.2	17.8%	1,795.5	16.5%
Changes in Inventories	3.4	0.0%	(33.9)	(0.4%)	144.6	1.6%	29.0	0.3%	(49.2)	(0.5%)
Exports of Goods and Services	1,043.6	14.1%	1,252.0	16.5%	1,722.2	19.1%	1,978.7	19.6%	1,966.1	18.1%
Imports of Goods and Services	1,091.2	14.8%	1,206.0	15.8%	1,671.5	18.5%	1,933.8	19.2%	1,709.2	15.7%
Gross Domestic Product	7,389.1	100%	7,609.6	100%	9,012.1	100%	10,079.7	100%	10,856.1	100%

Note: Numbers may not total due to rounding.

(1)	Percentages of total GDP.

Source: IBGE.

The following tables set forth the share of GDP by sector at current prices and real growth at current prices by sector for each of the years indicated:

Table No. 11

GDP at Current Prices – Supply Side

(In Billions of Reais (R$), Except Percentages(1))

	2019		2020		2021		2022		2023
	R$	%	R$	%	R$	%	R$	%	R$	%
Agriculture	310.7	4.2	434.6	5.7	591.1	6.6	581.3	5.8	677.6	6.2
Industry	1,385.8	18.8	1,484.3	19.5	1,993.8	22.1	2,300.1	22.8	2,416.9	22.3
Mining, Oil and Gas	182.8	2.5	193.6	2.5	424.9	4.7	476.7	4.7	395.4	3.6
Manufacturing	763.5	10.3	813.7	10.7	1,072.8	11.9	1,317.8	13.1	1,447.3	13.3
Construction	248.6	3.4	267.9	3.5	275.1	3.1	294.0	2.9	327.9	3.0
Public Utilities	190.9	2.6	209.1	2.7	221.0	2.5	211.6	2.1	246.3	2.3
Services	4,660.2	63.1	4,676.0	61.4	5,129.1	56.9	5,855.0	58.1	6,392.1	58.9
Retail Services	822.6	11.1	825.3	10.8	965.7	10.7	1,117.7	11.1	1,135.6	10.5
Transportation	284.5	3.8	273.2	3.6	304.0	3.4	279.4	2.8	338.0	3.1
Communications	218.9	3.0	237.6	3.1	264.5	2.9	291.2	2.9	321.4	3.0
Financial Services(1)	460.3	6.2	454.6	6.0	447.0	5.0	609.4	6.0	717.1	6.6
Other Services	1,148.3	15.5	1,082.4	14.2	1,229.4	13.6	1,421.3	14.1	1,588.9	14.6
Rental Services	619.6	8.4	656.0	8.6	699.5	7.8	770.2	7.6	838.2	7.7
Government(2)	1,106.1	15.0	1,146.9	15.1	1,219.0	13.5	1,365.8	13.6	1,453.0	13.4
Value Added at Basic Prices	6,356.7	86.0	6,594.9	86.7	7,714.0	85.6	8,736.5	86.7	9,486.6	87.4
Taxes	1,032.4	14.0	1,014.7	13.3	1,298.1	14.4	1,343.2	13.3	1,369.5	12.6
GDP	7,389.1	100.0	7,609.6	100.0	9,012.1	100.0	10,079.7	100.0	10,856.1	100.0

Note: Numbers may not total due to rounding.

(1)	Percentages of total GDP.
(2)	“Financial Services” includes financial intermediation, complementary social security and related services.
(3)	“Government Services” includes public education, health and administration services.

Source: IBGE.

Table No. 12

Real Growth (or Decline) at Current Prices by Sector

	2019	2020	2021	2022	2023
Real GDP	1.2%	(3.3%)	4.8%	3.0%	2.9%
Agriculture and Livestock	0.4%	4.2%	0.0%	(1.1%)	15.1%
Industry	(0.7%)	(3.0%)	5.0%	1.5%	1.6%
Mining, Oil and Gas	(9.1%)	0.9%	3.6%	(1.4%)	8.7%
Manufacturing	(0.4%)	(4.7%)	3.8%	(0.5%)	(1.3%)
Construction	1.9%	(2.1%)	12.6%	6.8%	(0.5%)
Public Utilities	2.6%	(1.0%)	1.5%	10.5%	6.5%
Services	1.5%	(3.7%)	4.8%	4.3%	2.4%
Retail Services	1.6%	(1.5%)	4.5%	0.9%	0.6%
Transport	0.1%	(12.7%)	6.5%	8.1%	2.6%
Communications	4.5%	2.1%	13.9%	5.2%	2.6%
Financial Intermediation	1.1%	3.3%	(0.7%)	(0.2%)	6.6%
Other Services	2.8%	(9.3%)	9.0%	11.4%	2.8%
Rental Services	2.4%	1.7%	1.9%	1.9%	3.0%
Government	(0.4%)	(4.5%)	2.6%	1.6%	1.1%

Source: IBGE.

Principal Sectors of the Economy

The principal sectors of the Brazilian economy are industry, services, and agriculture and livestock.

Industry

The industrial sector includes the mining, oil and gas, manufacturing, construction, and public utilities subsectors. The industrial sector expanded 1.6% in 2023, as compared to 2022.

As of December 31, 2023, the industrial sector represented 22.3% of Brazil’s GDP, a decrease of 2.4% as compared to 2022, when it represented 22.8% of Brazil’s GDP.

The following table sets forth the annual changes in industry production by category of use for the periods indicated:

Table No. 13

Annual Changes in Industry Production

(By Category of Use)

	2019	2020	2021	2022	2023
Capital Goods	(0.6)	(9.6)	28.0	(0.3)	(11.7)
Intermediate Goods	(2.2)	(1.0)	3.2	(0.7)	0.4
Consumer Goods	1.3	(9.0)	0.0	(0.8)	2.1
Durable Goods	2.1	(19.8)	1.9	(3.3)	1.3
Nondurable Goods	(2.4)	(3.0)	(0.6)	(0.4)	0.5

Source: IBGE.

Mining, Oil and Gas

The mining, oil and gas subsector grew 8.7% in 2023, after contracting by 1.4% in 2022. This subsector represented 3.6% of GDP in 2023.

I. Oil and Gas

The National Oil and Gas Agency (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis or ANP, for its acronym in Portuguese) is an independent regulatory agency linked to the Ministry of Mines and Energy, which regulates the oil and gas industries in Brazil. The ANP is responsible for conducting public tender offers for drilling, oil and gas concessions in defined areas or blocks. The concession regime covers roughly 98% of the Brazilian sedimentary basin.

In 2010, the Federal Government implemented a mixed regime for Brazilian oil and gas production, regulating concessions and production-sharing agreements. The Federal Government (i) granted Petrobras the right to explore up to five billion barrels of oil equivalent (“BOE”) in certain areas of the pre-salt fields not subject to concession; and (ii) established a production-sharing regime for oil and gas exploration and production in pre-salt fields not under concession and other areas designated as strategic areas by the Federal Government (the “Production Sharing Regime”). Prior to 2016, Petrobras was required to be the exclusive operator of any pre-salt deep-water field, subject to a minimum 30% Petrobras participation interest. Under the Production Sharing Regime, the National Energy Policy Council (Conselho Nacional de Política Energética or CNPE, for its acronym in Portuguese), prior to conducting a public bid, gives Petrobras a preference right to act as the operator of any pre-salt deep-water field at a minimum consortium interest of 30%. If Petrobras does not exercise its preference right, exploration and production rights for the blocks are subsequently offered under public bids. Winning bids are determined based on which bidder offers the Federal Government the highest share of excess oil, also known as “profit oil.”

On April 9, 2021, the new regulatory framework for natural gas, which establishes a competitive market for natural gas with the aim of attracting new investments to the sector, reducing costs, and reducing the consumption of natural gas, became effective.

Brazilian production reached approximately 1,242 million barrels of oil and 54.7 billion cubic meters of natural gas in 2023, which represents an increase of 12.6% in oil production and an increase of 8.6% in natural gas production compared to 2022.

Between 2009 and 2023, oil production grew by 74.4%, while natural gas production grew by 158.6%. The significant increase in oil and gas production can be attributed to the discovery of new production areas, which led to an increase in proven reserves.

The average annual daily oil and gas production from the pre-salt layer reached an average of 3.3 million BOE per day in 2023, a 13.0% increase in comparison to 2022. Pre-salt layer production represents approximately 76.1% of total oil production in Brazil.

In 2023, there was a 9.3% decrease in revenues from oil and gas royalties, when compared to 2022. Revenues from exploration and production of oil and gas decreased 35.5% compared to 2022.

II. Ethanol and Biodiesel.

As the world’s largest producer of sugarcane ethanol, and with the largest fleet of flexible-fuel vehicles, Brazil stands out as a world reference in bioenergy. The Federal Government has continuously supported the development, production, and distribution of ethanol fuel as an alternative to petroleum. In 2017, a law was approved launching a National Biofuel Policy (RenovaBio) to promote biofuels and contribute to commitments undertaken by Brazil as part of the Paris Agreement.

The ANP also regulates ethanol production and distribution in Brazil. Ethanol production requires several activities such as development of special sugarcane varieties, crop techniques, flexible-fuel engine technology, processing, storage, and distribution. Recently, research has been focused on the development of sugarcane varieties, second-generation ethanol, and optimization of agricultural and industrial production processes. In 2023, national production of anhydrous and hydrated ethanol reached 35.4 million cubic meters, an increase of 15.3% compared to production in 2022. In 2022, national production of anhydrous and hydrated ethanol reached 30.7 million cubic meters, an increase of 2.1% compared to production in 2021.

The Federal Government also promotes biodiesel production and its use as a sustainable energy source through the National Program for the Production and Use of Biodiesel (Programa Nacional de Produção e Uso do Biodiesel). Biodiesel production reached 7.5 million cubic meters in 2023, an increase of 20.4% when compared to production in 2022. Biodiesel production reached 6.3 million cubic meters in 2022, a decrease of 7.6% when compared to production in 2021.

Manufacturing

The manufacturing subsector contracted by 1.3% in 2022, following a 0.5% contraction in 2022. The negative performance was caused mainly by the decline in the manufacture of chemicals, machinery and equipment, metallurgy products, and automotive industry products. The manufacturing subsector represented 13.3% of GDP in 2023, implying a 2.0% expansion when compared to 2022.

Public Utilities

Electricity prices are regulated by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica or ANEEL, for its acronym in Portuguese) following a tariff flag system for electricity generation. The green, yellow, or red flags (levels 1 and 2) indicate whether energy will cost more or less depending on the generation conditions. The green flag corresponds to regular tariff price charged under regular hydrological conditions, and the yellow and red flags result in additional charges on top of regular tariffs, in case of moderate or severe water scarcity conditions.

Following favorable hydrological conditions, on April 15, 2022, ANEEL replaced the red flag tariff with the green flag tariff. On December 29, 2023, ANEEL decided to maintain the green flag tariff for January 2024, which means that no additional charges have been imposed on electricity bills.

The public utilities subsector (electricity and gas, water, sewage, and urban cleaning) maintained strong growth of 6.5% in 2023 after expanding by 10.5% in 2022, corresponding to 2.3% of GDP in 2023.

On July 12, 2023, after negotiations with the National Congress, President Lula issued a series of decrees revoking earlier decrees which had modified the Sanitation and Sewage Regulatory framework adopted in 2020. Among the controversial points of the earlier decrees had been the expansion of the possibility of private investment in basic sanitation projects due to the end of a 25% limit on private participation in undertakings in public sanitation projects. The new decrees reestablished the 25% limit and also allowed state-owned companies to intervene without bidding in metropolitan regions.

Construction

The construction subsector experienced a 0.5% contraction in 2023, following 6.8% growth in 2022. The construction subsector represented 3.0% of GDP in 2023.

Services

Services, which includes retail, transportation, communications, financial services, rental services, and government subsectors such as public education, public health and public services in general, represented 58.9% of Brazil’s GDP in 2023. The services sector expanded by 2.4% in 2023, after growing by 4.3% in 2022.

I. Transportation.

i. Roads

Brazil has a road network of approximately 1.7 million kilometers, of which approximately 12.4% is paved, according to the National Confederation of Transportation (Confederação Nacional do Transporte). Most paved roads are maintained by federal and state authorities, while the vast majority of unpaved roads are under the responsibility of municipal authorities.

ii. Railroad

Between 2009 and 2023, freight traffic on railways in Brazil increased from 245.5 billion paid metric tons times kilometers travelled (Revenue Tonne Kilometres or RTK, for its acronym in Portuguese) to 389.5 billion RTKs, an increase of 58.7%. Brazil’s railway system currently consists of approximately 30.7 thousand kilometers.

On December 23, 2021, Law No. 14,273 establishing a new regulatory framework for rail transportation went into effect. This law was designed to facilitate private investments in the construction of railways, in the use of idle railway networks and in the provision of rail transport services. The main modification was the provision for authorization contracts in railway concessions.

iii. Air

Major Brazilian cities are served by both domestic and international airlines, and many smaller communities benefit from scheduled service by domestic airlines. Infraero is a state-owned enterprise that manages airports that are not granted under concessions to private companies. In 2023, there were 35.2 million airline passengers in the airports managed by Infraero, a decrease of 2.7% compared to 2022. In 2022, there were 36.2 million airline passengers in the airports managed by Infraero, a decrease of 4.0% compared to 2021.

The National Civil Aviation Agency (Agência Nacional de Aviação Civil) is responsible for monitoring the airports and managing airport concession contracts. In 2011, a government program was designed to improve and revamp the airport infrastructure of the country. Through that program, the Federal Government has granted concessions to private companies to run the major airports in the country.

iv. Water

In 2023, around 1.3 billion tons of products passed through Brazilian ports, an 8.3% increase in comparison to 2022. In 2022, around 1.2 billion tons of products passed through Brazilian ports, a 1.0% reduction in comparison to 2021. Brazil’s main ports are located in the cities of Rio de Janeiro, Santos, Paranaguá, Rio Grande and São Sebastião. Of the 36 maritime public ports managed by the Ministry of Ports and Airports (Ministério dos Portos e Aeroportos), 18 are supervised by, granted to or operated by state and municipal governments. The other 17 are administered directly by companies that are majority-owned by the Federal Government plus the port of Ladário, which is in the process of being granted to the state of Mato Grosso.

II. Telecommunications.

The Brazilian Telecommunication Regulatory Agency (Agência Nacional de Telecomunicações or ANATEL, for its acronym in Portuguese) is the agency responsible for regulating the telecommunications sector. Although linked to the Ministry of Communications, ANATEL is administratively independent and financially autonomous. The telecommunications sector includes telecommunications services (including fixed-line and mobile telephony and internet access providers), computer services (including software development and data processing), audiovisual services (including cable TV programming and advertising and merchandising for TV and radio) and other services.

As of December 31, 2023, an aggregate amount of 342.1 million in telecommunications service contracts were active, representing an increase of 1.1% as compared to 2022. As of December 31, 2022, an aggregate amount of 338.5 million in telecommunications service contracts were active, representing a decrease of 0.3% as compared to 2021. Mobile telephone service contracts represented the majority (74.9%) of telecommunications service contracts in 2023.

Agriculture and Livestock

Brazil’s agriculture and livestock sector is among the most productive and competitive in the world, according to the United States Department of Agriculture (“USDA”). According to data from the Food and Agriculture Organization of the United Nations (“FAO”), in 2022 Brazil was the world’s largest producer and exporter of coffee, soybeans and raw sugarcane. It is also the leading exporter of boneless cattle and chicken meat.

The agriculture and livestock sector, which represented approximately 6.2% of Brazil’s GDP in 2023, expanded by 15.1% in 2023, after a contraction of 1.1% in 2022. This strong expansion can be attributed mainly to record production of soybeans (27.1% increase) and corn (19.0% increase).

In 2023, agricultural exports amounted to approximately US$166.5 billion, accounting for 49.0% of Brazil’s total exports. In 2022, agricultural exports amounted to US$158.9 billion or 47.5% of Brazil’s total exports. Among the main products exported in 2023, soybeans accounted for 19.8% of Brazil’s total exports; meats accounted for 6.9% and forest products accounted for 4.2%.

THE FINANCIAL SYSTEM

General

Brazil’s financial system consists of public- and private-sector financial institutions. As of December 31, 2023, the Brazilian financial system included 128 private multi-service banks, 17 private commercial banks, 9 private investment banks, and numerous savings and loan, brokerage and leasing financial institutions. A significant portion of the activities of federal and state banks involves lending Federal Government funds to industrial, agricultural and building development companies.

The main authorities that regulate Brazilian financial institutions are: (i) the CMN, the highest-level federal agency responsible for Brazil’s monetary and credit policies; (ii) the Central Bank, responsible for the implementation of CMN’s regulations and policies, and the regulation and supervision of the Brazilian financial system; and (iii) the CVM, responsible for the supervision, regulation, and development of the Brazilian capital markets.

In 2023, the average leverage of the Brazilian banking system was approximately 4.2 times shareholders’ equity, and Brazilian private sector financial institutions were generally well capitalized. Public sector banks, which play an important role in the Brazilian banking industry, accounted for 42.3% of the banking system’s total demand deposits and 38% of total assets as of December 2023.

Institutional Framework

Brazilian monetary and credit policies are formulated by the CMN with the principal objective of promoting Brazilian monetary stability, in addition to economic and social development. The CMN issues general guidelines for the operation of the national financial system and is responsible for (i) adapting the volume of money supply to the conditions of the economy; (ii) regulating the internal and external value of currency and the equilibrium of the balance of payments; (iii) guiding investments of funds of financial institutions; (iv) promoting the improvement of institutions and financial instruments; (v) ensuring liquidity and solvency of financial institutions; (vi) coordinating monetary, credit, budgetary and internal and external public debts; and (viii) setting inflation targets and tolerance intervals. The CMN is managed by its three members: the Minister of Economy, the Secretary of Finance, and the President of the Central Bank.

The Central Bank is responsible for ensuring the stability of the Brazilian Real’s purchasing power and a solid and efficient financial system, and it implements the monetary, currency, and credit policies established by the CMN. Within the Central Bank, the Monetary Policy Committee (COPOM, for its acronym in Portuguese) establishes the guidelines for monetary policy and sets the short-term interest rate target. The Central Bank is managed by a board of directors. The President of the Central Bank and directors are appointed by the president of the Republic, subject to confirmation by the Senate. On February 24, 2021, Complementary Law No. 179, known as the Central Bank Independence Law, which was intended to limit political interference over the Central Bank, became effective. Complementary Law No. 179 established four-year terms for the President of the Central Bank and directors in cycles that do not coincide with the President of the Republic’s term. Thus, the President of the Central Bank appointed by the President takes office on January 1st of the third year in office of the President of the Republic, after approval by the Senate. The eight directors appointed by the President, subject to Senate approval, take office in staggered terms, with two appointments per year, starting on the first year of the President of the Republic’s term.

Central Bank Board

On July 12, 2023, Gabriel Muricca Galípolo and Ailton de Aquino Santos took office at the Central Bank as Monetary Policy Director and Director of Supervision, respectively.

On October 30, 2023, Minister of Finance Fernando Haddad announced the appointment of Rodrigo Alves Teixeira to the position of Relationship, Citizenship and Conduct Supervision Director; and Paulo Picchetti to the position of International Affairs Director on the Central Bank board. For more information on this topic, please refer to the “Recent Developments” section.

Monetary Policy and Money Supply

Selic

The federal funds rate in Brazil is the Selic interest rate, which is the average interest rate on overnight inter-bank loans backed by government securities registered in the Special System of Clearance and Custody (Selic).

The Selic interest rate is the main monetary policy instrument available to the Central Bank. The monetary policy transmission mechanisms are the channels through which changes in the Selic affect the behavior of other economic variables, mainly prices and output. Monetary policy affects prices in the economy by influencing (i) the decision between consumption and investment by families and companies, (ii) the exchange rate, (iii) the price of assets, and (iv) credit availability, among others.

When the Selic rate rises, real interest rates also tend to rise. The increase in the real interest rate, in turn, can lead to a decrease in investments by companies and a decrease in consumption by families—which, in turn, tends to reduce the demand for goods and services in the economy, contributing to the reduction of inflation.

The COPOM sets the target for the Selic rate, and it is up to the Central Bank’s open market desk to keep the daily Selic rate at the target level. In December 2023, the Selic rate was reduced from 12.25% to 11.75% per year. The Selic rate target had been stable at 13.75% per year from August 2022 through July 2023. From August to December 2023, it was reduced by 0.5 percentage points in every COPOM meeting. For more information on this topic, refer to the “Recent Developments” section.

Inflation

Brazil adopted an inflation-targeting monetary policy framework in 1999. The CMN sets annual inflation targets and tolerance intervals based on the IPCA, Brazil’s principal inflation index, while the Central Bank uses monetary policy instruments, mainly the Selic rate, to achieve the inflation targets.

The following table sets forth the IPCA for the periods indicated:

Table No. 14

Broad National Consumer Price Index (IPCA)

(Trailing Twelve Months)

December 2019	4.31
December 2020	4.52
December 2021	10.06
December 2022	5.79
December 2023	4.62

Source: IBGE.

As of December 31, 2023, accumulated IPCA for the previous 12 months was 4.62%, which is 117 basis points below the accumulated IPCA of 5.79% registered in 2022. The 2023 result was mainly influenced by transportation prices, which increased by 7.14% and had the greatest impact (1.46 percentage points) on annual inflation. health and personal care prices increased by 6.58%, and housing prices increased by 5.06%, with impacts of 0.86 percentage points and 0.77 percentage points, respectively. Food and beverages, the group with the greatest weight in the IPCA, had an increase in prices of 1.03% in 2023.

As a result, official inflation was above the target set by the CMN for 2023, which was 3.25%, but was within the tolerance range of 1.75%-4.75%.

From 2006 to 2018, the CMN established an inflation target of 4.50%, with a tolerance range of plus or minus 2.00 percentage points, which was narrowed in 2017 to plus or minus 1.50 percentage points. From 2018 to 2024, inflation targets were set to be reduced by 0.25 percentage points, annually, from 4.50% in 2018 to 3.00% in 2024. The inflation target for 2025 was set at 3.00%. Historically, the Central Bank met its inflation targets, except for the years of 2001, 2002, 2003, 2015, 2017, 2021 and 2022.

Open Market Operations

The Central Bank periodically intervenes in the overnight funds market to provide liquidity and maintain the Selic rate near the target rate. Among other strategies to control liquidity levels, the Central Bank performs open market transactions, including definitive or resale and repurchase agreements (operações compromissadas), which are indexed to the Selic rate.

Open market operations totaled R$1,205,385 million (11.1% of GDP) in 2023, compared to R$919,583 million (9.1% of GDP) in 2022.

Swap Transactions

As part of its mandate to preserve the floating exchange rate regime and financial stability, the Central Bank may intervene occasionally to ensure the smooth functioning of the foreign exchange market by conducting foreign exchange swaps auctions. Since 2002, these auctions are all cleared or registered with the B3 S.A. for transparency. For more information on B3 S.A. refer to “Brazilian Stock Exchange” in subsection “Securities Markets”. The Central Bank generally enters into two types of swap contracts: (i) exchange swaps with periodic adjustments (Swap Cambial com Ajuste Periódico), which are based on the difference between the effective interest rate of interbank deposits and the Brazilian Real-U.S. Dollar exchange rate; and (ii) exchange swaps with periodic adjustments based on one-day repurchase agreements, which are based on the difference between the Selic rate and the Brazilian Real-U.S. Dollar exchange rate. B3 assumes all credit risk arising from these swap transactions.

The volume of swaps decreased to R$478.2 billion in December 2023 from R$513.9 billion in December 2022.

Reserve Requirements and Money Supply

The Central Bank sets mandatory reserve requirements for all depositary institutions, commercial banks, multi-service banks, investment banks, development banks and savings and loan financial institutions. These reserve requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits, time deposits, debt assumption transactions, automatic reinvestment deposits, funding transactions, repurchase agreements and export notes. For example, financial institutions are generally required to deposit 21% of their average daily balance of demand deposits in excess of R$500 million in a non-interest-bearing account with the Central Bank.

The following table sets forth selected information regarding changes in the monetary base and money supply for the periods indicated:

Table No. 15

Percentage Increases/Decreases in Monetary Base and Money Supply

	2019	2020	2021	2022	2023
Monetary Base(1)	4.8%	36.3%	(5.2%)	2.6%	0.7%
M1(2)	9.1%	43.2%	1.9%	(1.2%)	(0.2%)
M2(3)	8.7%	29.0%	8.1%	18.2%	15.7%

(1)	“Monetary Base” represents Central Bank liabilities including, but not limited to, currency and deposits held by commercial banks.
(2)	“M1” represents currency plus demand deposits.
(3)	Preliminary data. “M2” represents M1 plus special interest-bearing deposits, savings deposits and securities issued by custodian institutions.

Source: Central Bank.

Foreign Exchange Rates and Exchange Controls

Foreign Exchange Policy

In Brazil, the CMN sets the foreign exchange policy to be implemented by the Central Bank. The CMN establishes the guidelines for the financial relationships between Brazil and the rest of the world, the foreign exchange market operations, the rules for the flow of international capital to the country, and the management of international reserves.

On December 30, 2021, a new legal framework for the Foreign Exchange Market went into effect, aiming to improve the business environment in Brazil, to expand the use of Brazilian currency in international transactions and to open space for Brazilian banks and financial institutions to invest in funds in Brazil or abroad.

One of the mechanisms through which the Federal Government influences inflows of foreign capital is the Financial Transactions Tax (Imposto sobre Operações Financeiras or IOF, for its acronym in Portuguese). The IOF is levied on credit transactions, foreign exchange transactions, insurance transactions and transactions involving securities at varying rates.

The following table sets forth certain information regarding Brazil’s foreign exchange transactions:

Table No. 16

Foreign Exchange Transactions

(In Millions of U.S. Dollars)

	2019	2020	2021	2022	2023
Commercial	17,475	23,250	8,092	21,481	49,071
Financial	(62,244)	(51,173)	(3,669)	(24,714)	(37,581)
Total	(44,768)	(27,923)	4,423	(3,233)	11,491

Note: Numbers may not total due to rounding.

Source: Central Bank.

Foreign Exchange Rates

In 1999, the Federal Government adopted a floating exchange rate for the Real. The following table sets forth certain exchange rate information reported by the Central Bank for the sale of U.S. Dollars, expressed in nominal Reais, for the periods indicated:

Table No. 17

Commercial Exchange Rates

(R$/US$1.00 (Sell Side))

	2019	2020	2021	2022	2023
Average for Period(1)	3.95	5.16	5.40	5.17	5.00
End of Period	4.03	5.20	5.58	5.22	4.84
% Change (End of Period)	4.0%	28.9%	7.4%	(6.5%)	(7.2%)

Note: Numbers may not total due to rounding.

(1)	Weighted average of the exchange rates on business days during the period.

Source: Central Bank.

The Federal Reserve Bank of New York reports an average noon buying rate for the Real. The Federal Reserve has indicated that Brazil’s average exchange rates for 2023 and 2022 were R$4.9946 per US$1.00 and R$5.1605 per US$1.00, respectively. Further, the 2021 and 2020 rates were R$5.3958 per US$1.00 and R$5.1587 per US$1.00, respectively. See “Recent Developments—Financial System—Foreign Exchange Rates” for information on 2024 exchange rates.

Financial Institutions

Public Sector Financial Institutions

Brazil’s main public sector financial institutions are Banco do Brasil, BNDES and CEF.

Banco do Brasil. Banco do Brasil, one of Brazil’s largest multi-service banks, is a mixed-ownership company, with the Federal Government holding a majority of its voting shares. It primarily functions as a private multi-service bank, but also has some lending programs that implement certain public policies. It is also the principal mechanism through which the Federal Government implements its rural credit policy. On December 31, 2023, Banco do Brasil (i) had assets of R$2.1 trillion; (ii) had shareholders’ equity of R$163.6 billion; and (iii) was the second largest bank in Latin America as measured by total assets.

BNDES. BNDES, a development bank wholly owned by the Federal Government, is primarily engaged in providing long-term financing to the Brazilian private sector. BNDES is the main recipient of loans from the National Treasury and also receives loans from governmental funds, such as the Merchant Marine Fund (Fundo da Marinha Mercante) and the Amazônia Fund (Fundo Amazônia). As of December 31, 2023, BNDES and entities under its control had assets of approximately R$721.5 billion and shareholders’ equity of approximately R$151.3 billion. In 2023, BNDES prepaid R$1.81 billion of its outstanding loans to the National Treasury. The ordinary payments including principal and interest totaled R$4.77 billion in 2023.

Beginning January 1, 2018, the BNDES contracts reference rate changed from TJLP (Taxa de Juros de Longo Prazo) to TLP (Taxa de Longo Prazo). The TLP is composed by the sum of a fixed rate with the underlying inflation measured by the IPCA. This fixed rate is calculated monthly based on the three-month average real rate of the 5-year domestic inflation-linked bond of the Republic (the NTN-B). TJLP will remain applicable for the contracts related to the operations approved by the BNDES Board before January 1, 2018, until the maturity of the relevant loans. Thus, TJLP is still calculated and disclosed quarterly by the Central Bank at the last business day of the month prior to each quarter of the calendar year.

CEF. CEF is a savings bank, wholly owned by the Federal Government. It is primarily involved in deposit-taking and financing for housing and related infrastructure and may be used by the Federal Government to provide social services. Its main activities relate to raising funds through savings accounts, escrow and time deposits and investment in loans substantially linked to housing. CEF’s assets as of December 31, 2023, were approximately R$1.8 trillion and its shareholders’ equity was approximately R$93.2 billion.

Other Financial Institutions.

Other federal financial institutions include the Bank of the Amazon (Banco da Amazônia), with the mission of promoting development in the Amazon region, and the Bank of the Northeast of Brazil (Banco do Nordeste do Brasil), which is almost wholly owned by the Federal Government and has the mission of promoting sustainable development in northeastern Brazil.

Private Sector Financial Institutions

Brazil permits the establishment of multi-service banks, which are licensed to provide a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services, including fund management and real estate finance.

Brazil’s private sector financial institutions include commercial banks, investment banks, multi-service banks and other financial institutions. Brazil’s 17 private sector commercial banks and 128 private multi-service banks with commercial portfolios are engaged in wholesale and retail banking. They are particularly active in taking demand deposits and lending for short-term working capital purposes. Brazil’s 9 private investment banks are engaged primarily in collecting time deposits, specialized lending and underwriting securities. As of December 31, 2023, the combined shareholders’ equity of the private sector banking institutions in Brazil was R$760.5 billion.

Banking Supervision

The Central Bank implements the CMN’s currency and credit policies and supervises financial institutions according to the following objectives: (i) evaluate risks assumed by, and management capacity of, financial institutions; (ii) verify compliance with applicable norms and laws; (iii) stimulate the dissemination of information by financial institutions; and (iv) supervise conduct with the objective of combating financing of terrorists and preventing money laundering.

Along with public and private banking institutions, the Central Bank supervises credit, finance, and investment companies; savings banks and credit unions, including stock exchanges; insurance and capitalization companies; and individuals or entities who carry out activities performed by financial institutions, among others. The Central Bank also oversees the operations of the national rural credit system and of the housing finance system, monitors the registration of foreign capital and exchange transactions and monitors the granting of credit to the public sector.

In addition, the Central Bank is responsible for maintaining financial stability in Brazilian markets. In 2011, the Central Bank created the Financial Stability Committee (Comitê de Estabilidade Financeira) with the main objective of monitoring financial stability and establishing guidelines and strategies to mitigate risks to the financial system.

Financial System Solvency

Since 2010, the Central Bank has issued several resolutions and guidelines to implement the most recent recommendations of the Basel Committee on Banking Supervision regarding the capital structure of financial institutions (“Basel III”). Implementation of the new capital structure in Brazil commenced on October 1, 2013, and has been following the agreed international schedule for the process.

Results through 2023 of the Central Bank’s periodic stress tests of the Brazilian financial system indicate that it maintains adequate shock absorbing capacity as a result of its present capital levels.

Derivatives and Investment Securities

Derivatives and investment securities are subject to various financial reporting requirements issued by the Central Bank. Securities held by financial institutions are required to be classified into certain categories, with such classifications determining mark to market requirements and accounting treatment. Financial institutions are also subject to specific hedge accounting rules regarding derivatives transactions, including monthly mark-to-market (“OTC”) requirements, classification requirements, and requirements to disclose certain information, including strategy. The CMN authorizes financial institutions to enter a wide range of non-standard options in the over-the-counter market as long as the derivative is registered in the OTC market or in a system organized by authorized institutions.

Deposit Insurance

Since 1995, Brazil has maintained a deposit insurance system through the Credit Guarantee Fund (Fundo Garantidor de Crédito or FGC, for its acronym in Portuguese), a non-profit civil association that provides guaranties. The deposit insurance system protects creditors in the event of intervention, non-judicial liquidation, bankruptcy, or other insolvency of an institution. Except for credit cooperatives, the participants in the FGC are all financial institutions and savings and loan associations.

The FGC, whose guaranties cover up to R$250,000 per person of covered claims, guarantees demand deposits, savings deposits, time deposits (in both book entry and certificated form), bills of exchange, real estate bonds, mortgage bonds and agribusiness credit bills, among other liabilities.

The CMN also allows financial institutions to issue Time Deposits with Special Guarantee (Depósitos a Prazo com Garantia Especial or DPGE, for its acronym in Portuguese), which are guaranteed by the FGC by up to R$40 million. The DPGEs serve as a key source of funds used by small- and medium-sized banks in Brazil.

As of December 31, 2023, the total equity of the FGC was R$125.4 billion.

Loan Loss Reserves

The CMN has a nine-category classification system for loans and other extensions of credit, which are assigned ratings ranging from AA to H based on perceived credit risk of the borrower or guarantor and the nature of the credit transaction. The ratings are initially assigned when the extension of credit is made and thereafter are re-evaluated on a monthly basis.

Credit operations classified as problematic assets in the Brazilian financial system decreased to 6.8% (December 2023) from 6.9% (December 2022) of the outstanding credit. The delinquency rate (percentage of operations in arrears for over 90 days) in the Brazilian financial system increased to 3.18% in December 2023 from 2.99% in December 2022. The delinquency rate of legal entities (percentage of operations in arrears for over 90 days) in the Brazilian financial system increased to 2.45% in December 2023 from 1.69% in December 2022, while the delinquency rate of households decreased to 3.66% in December 2023, from 3.88% in December 2022.

On June 5, 2023, the Federal Government launched Desenrola Brasil, a debt renegotiation program for low-income individuals aiming to reduce delinquency rates. The program was executed in three phases. Phases 1 and 2 began on June 17, 2023, and Phase 3 began on October 9, 2023. Phase 1 was targeted at individuals whose income was no more than twice the minimum monthly wage or people who were enrolled in social benefits programs such as Bolsa Familia. In this phase, debts were grouped and auctioned in a platform where financial institutions who offered the highest bid would have debts paid or renegotiated with a government guarantee. Phase 2 was targeted at individuals with monthly income up to R$20,000.00 and did not depend on a government guarantee. Instead, in exchange for debt discounts, financial institutions were authorized to use presumed tax credits. During Phase 3, a platform was launched for the refinancing of bank and consumer debts of up to R$5,000 for debtors earning up to two minimum monthly wages. On December 11, 2023, the program was extended through March 31, 2024. For more information on this topic refer to the “Recent Developments” section.

Foreign Currency Loans

Financial institutions in Brazil are permitted to borrow foreign currency-denominated funds in the international markets either through direct loans or through the issuance of debt securities. Central Bank Resolution No. 278, dated December 31, 2022, regulates the entry of foreign capital into Brazil, which must be registered with the Central Bank. Pursuant to the Central Bank resolution, financial institutions may borrow foreign currency-denominated funds in the international markets for the purpose of investment in the domestic market, without regard to minimum periods of amortization and retention of the funds in Brazil. Instead, other measures, such as changing the IOF tax rates, may also be used by the Federal Government to influence short-term capital flows.

Payment Settlement System

Payment orders in the Reserves Transfer System (Sistema de Transferência de Reservas) cannot be processed unless there is a sufficient balance in the paying institution’s reserve account. To avoid payment interruptions, the Central Bank introduced an intra-day credit line backed by National Treasury securities. There is no financial cost for this line, as long as repayment is made the same day; payments not made on the same day are treated as overnight loans for which a penalty rate is charged to the institution with the overdraft. This real-time gross settlement system is intended to prevent intra-day overdrafts from being created in the payment system.

Foreign Banks

Currently, foreign banks may only operate in Brazil with prior authorization by the Central Bank. Foreign banks are subject to the same rules, regulations, and requirements applicable to Brazilian financial institutions.

As of December 31, 2023, there were 126 foreign-controlled or foreign-affiliated banks operating in Brazil and 20 other banks in Brazil with significant foreign participation. As of December 2023, foreign bank participation reached 15.6% in total assets and 15.7% in shareholders’ equity of the Brazilian financial system.

Securities Markets

Securities Regulation

The CVM, an autonomous, independent and decentralized agency linked to the Federal Government, implements the policies of the CMN relating to the organization and operation of the Brazilian securities market. It is responsible for regulating Brazil’s stock exchanges, protecting investors and shareholders against fraud or manipulation with respect to securities traded on Brazilian stock exchanges and promulgating accounting and reporting rules to ensure public access to information on issuers and their traded securities. The CVM’s main objectives are to: (i) promote the development of the stock market; (ii) promote the efficiency and regular operation of the stock and over-the-counter markets; (iii) protect the holders of securities and market investors against irregularities in the issuance of securities; (iv) ensure public access to information on traded securities and issuers; and (v) continuously monitor the activities and services of the securities market.

Brazilian Stock Exchange

B3 S.A. – The Brasil, Bolsa, Balcão (formerly BM&FBOVESPA) stock exchange is one of the world’s largest financial market infrastructure providers by market value. B3 was established in March 2017 when the securities, commodities and futures exchange activities of BM&FBOVESPA were combined with the activities of Cetip, a provider of financial services for the organized OTC market.

The table below sets forth certain indicators of market activity on B3:

Table No. 18

Market Activity on B3

	2019		2020		2021		2022		2023
Number of Listed Companies		391		407		463		448		446
Market Capitalization (in billions of U.S. Dollars)	US$	844.8	US$	811.6	US$	906.0	US$	883.8	US$	1,388.8
Market Volume(1) (in billions of U.S. Dollars)	US$	821.5	US$	1,325.2	US$	1,583.1	US$	1,493.6	US$	1,946.8

(1)	Exchange rate (sell side) at the last business day of December 31 of each year.

Source: B3.

BALANCE OF PAYMENTS

The balance of payments records a country’s economic transactions with the rest of the world over a one-year period. The following table sets forth information regarding Brazil’s balance of payments for each of the periods indicated:

Table No. 19

Balance of Payments(1)

(In Millions of U.S. Dollars)

	2019	2020	2021	2022	2023
Current Account	(68,022)	(28,208)	(46,358)	(48,253)	(30,828)
Balance on Goods	26,547	32,370	36,363	44,153	80,582
Exports	225,800	210,707	284,012	340,328	344,432
Imports	199,253	178,337	247,648	296,175	263,849
Services	(38,481)	(24,657)	(26,957)	(39,618)	(37,596)
Primary Income Balance	(57,272)	(38,264)	(58,971)	(56,530)	(74,695)
Secondary Income Balance	1,184	2,344	3,207	3,742	880
Capital Account(2)	369	4,141	225	245	328
Financial Account	(67,347)	(16,260)	(50,168)	(46,760)	(29,334)
Direct Investment	(46,355)	(41,254)	(30,200)	(41,252)	(35,978)
Net acquisition of financial assets	22,820	(3,467)	16,239	33,355	28,252
Net incurrence of liabilities	69,174	38,270	46,441	74,606	64,230
Portfolio Investments	19,216	12,882	(7,881)	2,919	(7,344)
Net acquisition of financial assets	8,995	11,002	15,382	(142)	4,485
Net incurrence of liabilities	(10,221)	(1,881)	23,263	(3,061)	11,829
Financial derivatives and employee stock options	1,673	5,397	(960)	(2,031)	(7,994)
Other Investments	(15,827)	21,430	(25,092)	888	610
Net acquisition of financial assets	(5,552)	1,628	10,805	24,675	20,145
Net incurrence of liabilities	10,275	(19,802)	35,898	23,787	19,535
Reserve Assets	(26,056)	(14,232)	13,967	(7,284)	21,372
Net Errors and Omissions	304	7,806	(4,035)	1,248	1,167

Note: Numbers may not total due to rounding.

(1)	Figures calculated in accordance with methodology set forth in the International Monetary Fund—Balance of Payments and International Investment Position Manual - Sixth Edition (“IMF BPM6”).
(2)	Includes migrant remittances.

Source: Central Bank.

Current Account

Brazil has had current account deficits since 2007. In 2023, the current account deficit represented 1.31% of GDP, a decrease from the 2.47% of GDP deficit registered in 2022, mainly driven by the US$36.4 billion increase in the trade surplus and the US$2.0 billion reduction in the services deficit, partially offset by increases in the primary and secondary income deficit.

Balance of Goods

The following table provides information on the principal foreign trade indicators for the periods specified:

Table No. 20

Principal Foreign Trade Indicators

	2019	2020	2021	2022	2023
Exports
$ in millions	225,800	210,707	284,012	340,328	344,432
% change(1)	(5.7%)	(6.7%)	34.8%	19.8%	1.2%
% of GDP	12,0%	14.6%	17.7%	17.4%	15.8%
1,000 tons	678,108	697,447	700,387	740,648	801,976
% change(3)	(3.9%)	2.9%	0.4%	5.7%	8.3%
Imports
$ in millions	199,253	178,337	247,648	296,175	263,849
% change(1)	1.6%	(10.5%)	38.9%	19.6%	(10.9%)
% of GDP	10.6%	12.3%	15.4%	15.2%	12.1%
1,000 tons	153,405	143,980	178,411	173,485	169,353
% change(3)	1.3%	(6.1%)	23.9%	(2.8%)	(2.4%)
Exports/Imports(2)	(1.1)	(1.2)	1.1	1.1	1.3
Trade Balance
$ in millions	26,547	32,370	36,364	44,153	80,582
% change(1)	(38.8%)	21.9%	12.3%	21.4%	82.5%
% of GDP	1.4%	2.2%	2.3%	2.3%	3.7%
GDP ($ in millions)	1,872,800	1,475,529	1,670,493	1,951,572	2,173,526

Note: Numbers may not total due to rounding.

(1)	Percentage change from previous year.
(2)	Percentage change in volume, by weight.
(3)	Exports divided by imports.

Source: Central Bank and Ministry of Development, Industry, Trade and Services.

Exports

Since 2009, the largest market for Brazilian products has been Asia, followed by the European Union. The following table sets forth certain information regarding the destination of Brazil’s exports for the periods indicated:

Table No. 21

Exports by Region (FOB Brazil)(1)

(In Millions of U.S. Dollars, Except for Percentages(2))

	2019		2020		2021		2022		2023
Asia (ex-Middle East)	93,231	42.2%	99,253	47.4%	130,336	46.4%	139,616	41.8%	152,443	44.9%
China, Hong Kong and Macau	65,840	29.8%	70,121	33.5%	89,944	32.0%	90,771	27.2%	105,766	31.1%
ASEAN (3)	11,848	5.4%	14,183	6.8%	19,330	6.9%	23,903	7.2%	24,395	7.2%
Others	6,662	3.0%	7,060	3.4%	9,852	3.5%	12,116	3.6%	10,021	3.0%
Japan	5,432	2.5%	4,127	2.0%	5,539	2.0%	6,620	2.0%	6,620	1.9%
South Korea	3,450	1.6%	3,762	1.8%	5,671	2.0%	6,206	1.9%	5,641	1.7%
Europe	39,533	17.9%	37,317	17.8%	48,295	17.2%	63,307	18.9%	57,631	17.0%
European Union	29,968	13.6%	27,642	13.2%	36,533	13.0%	50,893	15.2%	46,299	13.6%
Others	7,947	3.6%	8,152	3.9%	10,175	3.6%	10,455	3.1%	9,989	2.9%
Russia	1,619	0.7%	1,524	0.7%	1,587	0.6%	1,959	0.6%	1,343	0.4%
South America	27,952	12.6%	22,659	10.8%	34,052	12.1%	43,951	13.2%	42,922	12.6%
Mercosur	14,749	6.7%	12,403	5.9%	16,990	6.1%	21,764	6.5%	23,562	6.9%
Andean Community of Nations	5,642	2.6%	4,681	2.2%	8,224	2.9%	10,693	3.2%	9,433	2.8%
Others	7,560	3.4%	5,575	2.7%	8,839	3.1%	11,494	3.4%	9,927	2.9%
North America	37,996	17.2%	29,530	14.1%	41,628	14.8%	49,886	14.9%	51,259	15.1%
United States of America	29,716	13.4%	21,471	10.3%	31,145	11.1%	37,438	11.2%	36,915	10.9%
Mexico	4,898	2.2%	3,829	1.8%	5,560	2.0%	7,051	2.1%	8,572	2.5%
Canada	3,382	1.5%	4,230	2.0%	4,922	1.8%	5,397	1.6%	5,772	1.7%
Middle East	10,812	4.9%	8,797	4.2%	12,074	4.3%	17,147	5,1%	15,002	4.4%
Africa	7,536	3.4%	7,865	3.8%	9,479	3.4%	12,758	3.8%	13,168	3.9%
Central America and Caribbean	3,282	1.5%	2,937	1.4%	3.979	1.4%	6,012	1.8%	5,698	1.7%
Non- declared	15	0.0%	10	0.0%	2	0.0%	144	0.0%	389	0.1%
Oceania	770	0.3%	812	0.4%	969	0.3%	1,314	0.4%	1,181	0.3%
Total	221,127	100.0%	209.180	100.0%	280.815	100.0%	334,136	100.0%	339,696	100.0%

Note: Numbers may not total due to rounding.

(1)	According to the MERCOSUL Common Nomenclature (Nomenclatura Comum do MERCOSUL or NCM, for its acronym in Portuguese).
(2)	Percentages of total exports.
(3)	Association of Southeast Asian Nations.

Source: Ministry of Development, Industry, Trade and Services.

The following table sets forth certain information regarding exports by product categories for the periods indicated:

Table No. 22

Brazilian Exports (FOB)(1)

(In Millions of U.S. Dollars, except for percentages(2))

	2019		2020		2021		2022		2023
Agriculture	43,047	19.5%	45,155	21.6%	55,141	19.6%	74,787	22.4%	81,485	24.0%
Mining and quarrying	50,585	22.9%	49,052	23.4%	80,046	28.5%	76,199	22.8%	78,973	23.2%
Manufacturing	126,361	57.1%	114,073	54.5%	144,127	51.3%	181,401	54.3%	177,076	52.1%
Other Products	1,134	0.5%	901	0.4%	1,501	0.5%	1,748	0.5%	2,161	0.6%
Total	221,127	100.0%	209,180	100.0%	280,815	100.0%	334,136	100.0%	339,696	100.0%

Note:	Numbers may not total due to rounding.

(1)	According to the Brazilian adoption of the International Standard Industrial Classification of All Economic Activities (ISIC).
(2)	Percentages of total exports.

Source: Ministry of Development, Industry, Trade and Services.

The following table sets forth certain information regarding exports by major commodity groups for the periods indicated:

Table No. 23

Exports (FOB Brazil)(1)

(In Millions of U.S. Dollars, Except for Percentages(2))

	2019		2020		2021		2022		2023
Livestock and animal products	16,889	7.6%	17,198	8.2%	19,734	7.0%	25,663	7.7%	24,053	7.2%
Vegetable products	40,437	18.3%	42,307	20.2%	51,999	18.5%	71,337	21.3%	78,481	23.5%
Oils, fat and waxes of animals and plants	1,031	0.5%	1,215	0.6%	2,753	1.0%	4,972	1.5%	3,573	1.1%
Food, beverage and tobacco	19,903	9.0%	22,767	10.9%	25,335	9.0%	32,977	9.9%	39,608	11.9%
Mineral products	56,723	25.7%	54,339	26.0%	87,802	31.3%	90,312	27.0%	91,509	27.4%
Chemical products and derivatives	10,174	4.6%	8,943	4.3%	11,433	4.1%	14,012	4.2%	12,193	3.6%
Plastic and rubber, and derivatives	4,705	2.1%	3,858	1.8%	5,233	1.9%	5,856	1.8%	4,913	1.5%
Fur, leather and derivatives	1,232	0.6%	1,040	0.5%	1,497	0.5%	1,301	0.4%	1,197	0.4%
Wood, wood charcoal and derivatives	2,905	1.3%	3,140	1.5%	4,496	1.6%	4,727	1.4%	3,421	1.0%
Paste of wood, paper and derivatives	9,535	4.3%	7,773	3.7%	8,698	3.1%	11,194	3.4%	10,415	3.1%
Textile materials and derivatives	3,556	1.6%	4,039	1.9%	4,477	1.6%	4,833	1.4%	4,039	1.2%

	2019		2020		2021		2022		2023
Shoes, hats, etc	1,097	0.5%	746	0.4%	1,054	0.4%	1,484	0.4%	1,277	0.4%
Articles of stone, ceramic, glass, etc	1,722	0.8%	1,586	0.8%	2,170	0.8%	2,207	0.7%	1,928	0.6%
Natural pearls, precious stones, etc	4,245	1.9%	5,469	2.6%	6,265	2.2%	5,637	1.7%	4,085	1.2%
Common metals and derivatives	15,362	6.9%	12,189	5.8%	19,018	6.8%	22,443	6.7%	20,439	6.1%
Machineries and equipments, electric materials, etc	15,649	7.1%	11,299	5.4%	14,440	5.1%	16,740	5.0%	18,597	5.6%
Transport materials	13,180	6.0%	9,286	4.4%	11,671	4.2%	15,527	4.6%	16,755	5.0%
Scientific instruments and equipments	1,044	0.5%	675	0.3%	863	0.3%	986	0.3%	1,174	0.4%
Weapons and ammunition	368	0.2%	314	0.2%	377	0.1%	443	0.1%	590	0.2%
Goods and diverse products	973	0.4%	937	0.4%	1,324	0.5%	1,277	0.4%	1,187	0.4%
Objects of art, collection and antiques	389	0.2%	60	0.0%	175	0.1%	207	0.1%	263	0.1%
Special transactions	8	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Total	221,127	100.0%	209,180	100.0%	280,815	100.0%	334,136	100.0%	339,696	100.0%

Note:	Numbers may not total due to rounding.

(1)	According to the NCM.
(2)	Percentages of total exports.

Source: Ministry of Development, Industry, Trade and Services.

In 2023, soy product exports represented 15.7% of all Brazilian exports, and petroleum and bituminous minerals and crude oils represented 12.5% of all Brazilian exports. These items are exported to a wide range of commercial partners, with China being the most significant in value.

To provide export financing under the terms and conditions prevailing in the international market, the Federal Government established the Export Financing Program (Programa de Financiamento às Exportações or PROEX, for its acronym in Portuguese). There are two forms of credit assistance available under the program: direct financing and interest rate equalization. Direct financing can be provided to Brazilian exporters (supplier’s credit) or to foreign importers (buyer’s credit); direct financing may also be provided for the production of goods and services for export. Interest rate equalization is a form of credit assistance through which PROEX pays for part of the charges associated with a loan granted by another financial institution through equalization payments, making the net financial burden of the loan compatible with those available on the international market. The financing period of the program ranges from 180 days to 15 years.

The PROEX budget for 2024 is R$3.25 billion, the same as in 2023.

Imports

The following table sets forth certain information regarding the sources of Brazil’s imports for the periods indicated:

Table No. 24

Imports by Region (FOB Brazil)(1)

(In Millions of U.S. Dollars, Except for Percentages(2))

	2019		2020		2021		2022		2023
Asia (ex-Middle East)	62,552	33.6%	57,930	36,5%	78,158	35.6%	94,501	34.7%	83,304	34.6%
China, Hong Kong and Macau	36,640	19.7%	35,371	22.3%	48,341	22.0%	61,572	22.6%	53,922	22.4%
ASEAN(3)	8,943	4.8%	7,276	4.6%	9,536	4.3%	9,957	3.7%	9,267	3.8%
Others	7,180	3.9%	6,595	4.2%	10,027	4.6%	12,209	4.5%	10,160	4.2%
Japan	4,740	2.5%	4,191	2.6%	5,146	2.3%	5,300	1.9%	5,129	2.1%
South Korea	5,050	2.7%	4,497	2.8%	5,108	2.3%	5,463	2.0%	4,827	2.0%
Europe	45,981	24.7%	39,342	24.8%	51,483	23.5%	60,330	22.1%	63,352	26.3%
European Union	34,943	18.8%	30,318	19.1%	38,262	17.4%	44,263	16.2%	45,423	18.9%
Others	7,323	3.9%	6,276	4.0%	7,522	3.4%	8,214	3.0%	7,916	3.3%
Russia	3,716	2.0%	2,747	1.7%	5,699	2.6%	7,853	2.9%	10,013	4.2%
South America	22,258	12.0%	18,180	11.4%	26,617	12.1%	29,844	10.9%	28,296	11.8%
Mercosur	14,568	7.8%	11,980	7.5%	17,363	7.9%	18,572	6.8%	17,090	7.1%
Andean Community of Nations	3,258	1.8%	2,989	1.9%	4,591	2.1%	5,550	2.0%	5,712	2.4%
Others	4,432	2.4%	3,211	2.0%	4,664	2.1%	5,721	2.1%	5,494	2.3%
North America	42,318	22.8%	33,662	21.2%	46,521	21.2%	61,753	22.7%	46,876	19.5%
United States of America	34,774	18.7%	27,876	17.6%	39,385	18.0%	51,304	18.8%	37,959	15.8%
Mexico	5,106	2.7%	3,862	2.4%	4,561	2.1%	5,283	1.9%	5,541	2.3%
Canada	2,437	1.3%	1,923	1.2%	2,575	1.2%	5,165	1.9%	3,376	1.4%
Middle East	5,101	2.7%	4,337	2.7%	7,330	3.3%	13,236	4.9%	8,226	3.4%
Africa	5,596	3.0%	3,664	2.3%	6,432	2.9%	8,523	3.1%	7,194	3.0%
Central America and Caribbean	751	0.4%	787	0.5%	1,293	0.6%	1,375	0.5%	1,099	0.5%
Non- declared	346	0.2%	249	0.2%	346	0.2%	305	0.1%	355	0.1%
Oceania	1,026	0.6%	636	0.4%	1,229	0.6%	2,745	1.0%	2,090	0.9%
Total	185,928	100.0%	158,787	100.0%	219,408	100.0%	272,611	100.0%	240,793	100.0%

Note:	Numbers may not total due to rounding.

(1)	According to the NCM.
(2)	Percentages of total imports.
(3)	Association of Southeast Asian Nations.

Source: Ministry of Development, Industry, Trade and Services.

By virtue of being a member country of Mercosur, Brazil imposes a tariff that can vary 2 percentage points from 0% up to 20% on imported goods from non-Mercosur countries (“Mercosur Common Customs Tariff”, Tarifa Externa Comum or TEC, for its acronym in Portuguese). However, member countries are entitled to a list of products that, at their discretion, will temporarily not be subject to the TEC. The list of exceptions allowed to each member country are as follows: Argentina, up to 100 products until December 31, 2028; Brazil, up to 100 products until December 31, 2028; Paraguay, up to 649 products until December 31, 2030; and Uruguay, up to 225 products until December 31, 2029. For such products included on the list of exceptions, each member country may impose higher or lower tariffs, as compared to the TEC. The maximum import tariff imposed by Brazil on products included on the list of exceptions was 55%. Up to 20% of the products on the list can be changed every six months. Venezuela has been suspended from Mercosur since August 5, 2017.

The following table sets forth certain information regarding imports by end-use category for the periods indicated:

Table No. 25

Brazilian Imports (FOB)(1)

(In Millions of U.S. Dollars, Except for Percentages(2))

	2019		2020		2021		2022		2023
Capital goods	25,653	13.8%	24,174	15.2%	24,368	11.1%	26,358	9.7%	21,069	8.7%
Consumption goods	24,838	13.4%	21,201	13.4%	24,017	10.9%	28,338	10.4%	30,277	12.6%
Oil and Fuel	22,170	11.9%	13,935	8.8%	26,093	11.9%	45,023	16.5%	40,969	17.0%
Intermediate goods	113,138	60.9%	99,416	62.6%	144,851	66.0%	172,741	63.4%	148,352	61.6%
Others	129	0.1%	61	0.0%	80	0.0%	150	0.1%	125	0.1%
Total	185,928	100.0%	158,787	100.0%	219,408	100.0%	272,611	100.0%	240,793	100.0%

Note:	Numbers may not total due to rounding.

(1)	According to the NCM.
(2)	Percentages of total imports.

Source: Central Bank, with underlying information provided by the Ministry of Development, Industry, Trade and Services.

The following table sets forth certain information regarding imports by major commodity groups for the periods indicated:

Table No. 26

Imports (FOB Brazil)(1)

(In Millions of U.S. Dollars, Except for Percentages(2))

	2019		2020		2021		2022		2023
Livestock and animal products	2,252	1.2%	1,929	1.2%	2,244	1.0%	2,801	1.0%	3,114	1.3%
Vegetable products	4,564	2.5%	4,649	2.9%	5,610	2.6%	6,110	2.2%	5,380	2.2%
Oils, fat and waxes of animals and plants	915	0.5%	1,226	0.8%	1,591	0.7%	1,781	0.7%	1,464	0.6%
Food, beverage and tobacco	3,223	1.7%	2,966	1.9%	3,124	1.4%	3,256	1.2%	3,372	1.4%
Mineral products	27,344	14.7%	16,839	10.6%	32,305	14.7%	51,595	18.9%	38,429	16.0%
Chemical products and derivatives	37,904	20.4%	35,635	22.4%	51,627	23.5%	70,612	25.9%	52,951	22.0%
Plastic and rubber, and derivatives	10,399	5.6%	9,288	5.8%	13,859	6.3%	14,733	5.4%	13,357	5.5%
Fur, leather and derivatives	498	0.3%	307	0.2%	401	0.2%	575	0.2%	648	0.3%
Wood, wood charcoal and derivatives	125	0.1%	120	0.1%	151	0.1%	139	0.1%	151	0.1%
Paste of wood, paper and derivatives	1,187	0.6%	968	0.6%	1,153	0.5%	1,229	0.5%	1,245	0.5%
Textile materials and derivatives	5,407	2.9%	4,345	2.7%	5,178	2.4%	5,952	2.2%	5,799	2.4%
Shoes, hats, etc	550	0.3%	427	0.3%	451	0.2%	566	0.2%	652	0.3%
Articles of stone, ceramic, glass, etc	1,322	0.7%	1,237	0.8%	1,647	0.8%	1,753	0.6%	1,773	0.7%
Natural pearls, precious stones, etc	759	0.4%	731	0.5%	1,032	0.5%	972	0.4%	691	0.3%
Common metals and derivatives	10,826	5.8%	9,811	6.2%	16,067	7.3%	15,773	5.8%	16,088	6.7%
Machineries and equipment, electric materials, etc	49,521	26.6%	45,253	28.5%	56,962	26.0%	65,475	24.0%	63,328	26.3%
Transport materials	20,799	11.2%	15,883	10.0%	17,419	7.9%	19,693	7.2%	22,003	9.1%
Scientific instruments and equipment	6,235	3.4%	5,397	3.4%	6,385	2.9%	7,140	2.6%	7,714	3.2%
Weapons and ammunition	57	0.0%	132	0.1%	159	0.1%	208	0.1%	185	0.1%
Goods and diverse products	2,014	1.1%	1,636	1.0%	2,037	0.9%	2,236	0.8%	2,425	1.0%
Objects of art, collection and antiques	26	0.0%	8	0.0%	7	0.0%	13	0.0%	25	0.0%
Total	185,928	100.0%	158,787	100.0%	219,408	100.0%	272,611	100.0%	240,792	100%

Note:	Numbers may not total due to rounding.

(1)	According to the NCM.
(2)	Percentages of total imports.

Source: Ministry of Development, Industry, Trade and Services.

Financial Account

Foreign Investment

In 2023, foreign direct investment in Brazil totaled US$62.0 billion (2.85% of GDP) compared to US$74.6 billion (3.82% of GDP) in 2022.

The following table sets forth information regarding foreign direct and portfolio investment in Brazil for each of the years indicated:

Table No. 27

Foreign Direct and Portfolio Investment in Brazil(1)

(In Millions of U.S. Dollars)

	2019	2020	2021	2022	2023
Portfolio
Net acquisition of financial assets	8,995	11,002	15,382	(142)	4,485
Net incurrence of liabilities	(10,221)	(1,881)	23,263	(3,061)	11,829
Total	19,216	12,882	(7,881)	2,919	(7,344)
Direct
Net acquisition of financial assets	22,820	(3,467)	16,239	33,355	28,252
Net incurrence of liabilities	69,174	38,270	46,441	74,606	64,230
Total	(46,355)	(41,737)	(30,201)	(41,252)	(35,978)

Note:	Numbers may not total due to rounding.

(1)	Figures calculated in accordance with methodology set forth in the IMF BPM6.

Source: Central Bank.

Other than in 2010, and from 2012 through 2014, external financing needs (which are defined as the difference between the current account deficit and net foreign direct investment) have generally been negative since January 2002, as rising foreign direct investments have been greater than the current account deficit.

The following table sets forth the external financing needs of Brazil for each of the years indicated:

Table No. 28

External Financing Needs

(In Millions of U.S. Dollars)

	2019	2020	2021	2022	2023
Current Account Deficit	68,022	28,208	46,358	48,253	30,828
Foreign Direct Investment	69,174	38,270	46,441	74,606	64,230
External Financial Needs	(1,153)	(10,063)	(83)	(26,354)	(33,402)

Note:	Numbers may not total due to rounding.

Source: Central Bank.

Reserve Assets

International Reserves

The Central Bank publishes the volume of international reserves using two metrics: cash (the most widely used metric) and international liquidity. The international liquidity metric includes, in addition to the assets considered in the cash metric: (i) securities repurchase agreements (introduced in January 2002); and (ii) U.S. Dollars receivable by the Central Bank from banks as a result of loans that the Central Bank issued in foreign currency to provide liquidity.

The following table sets forth Brazil’s international reserves, according to the international liquidity metric for calculating international reserves, for each of the years indicated below:

Table No. 29

International Reserves (International Liquidity Metric)

(In Millions of U.S. Dollars)

	2019	2020	2021	2022	2023
Total Official Reserves	366,884	362,020	363,704	337,703	355,034

Source: Central Bank.

According to the cash metric for calculating international reserves, Brazil’s total official reserves increased from US$324.7 billion in 2022 to US$355.0 billion in 2023. The following table sets forth certain information regarding Brazil’s international reserves, according to the cash metric for calculating international reserves, for each of the years indicated below:

Table No. 30

International Reserves (Cash Metric)

(In Millions of U.S. Dollars)

	As of December 31, 2023
	2019	2020	2021	2022	2023
Convertible Currency Reserves	339,345	332,000	309,370	271,893	316,992
Bills/Bonds	331,869	313,463	294,405	263,905	300,304
Money and deposits	7,476	18,537	14,965	7,988	16,689
Balance of Reserves at the IMF	3,048	4,578	4,474	4,413	4,146
Gold(1)	3,296	4,101	7,581	7,585	8,609
Special Drawing Rights	4,050	4,234	19,284	18,853	19,189
Other reserve assets(2)	7,145	10,706	21,495	21,959	6,098
Total Official Reserves(3)	356,884	355,620	362,204	324,703	355,034

Note:	Numbers may not total due to rounding.

(1)	Includes available financial gold inventory plus time deposits.
(2)	Includes financial derivatives, loans to nonbank nonresidents (includes export credit), reverse repo (securities borrowed with other securities used as collateral) and others.
(3)	Calculated according to cash metric.

Source: Central Bank.

PUBLIC FINANCE

General

Brazil’s consolidated public sector account includes the accounts of the three tiers of government (federal, state, and municipal), the Central Bank and the public Social Security System.

Consolidated Public Sector Fiscal Performance

The primary goals of the Federal Government’s fiscal policy are to promote the balanced management of public resources, to ensure the maintenance of economic stability and sustained growth, and to be socially equitable. To fulfill its goals, acting in accordance with its monetary, credit and exchange policies, the Federal Government seeks to create the necessary conditions for the gradual decline of Brazil’s Public Sector Net Debt to GDP ratio, the reduction of Brazil’s interest rates, and the improvement of Brazil’s public debt profile. Accordingly, every year, a primary balance target is established with the goal of ensuring the economic conditions necessary for the maintenance of sustained growth, which includes the long-term sustainability of public debt. The primary balance targets are fixed in nominal terms.

The budgetary guidelines law for 2023 (the “2023 Budgetary Guidelines”) set a nominal primary deficit of R$68.9 billion for the Federal Government and R$65.9 billion for the central government, except that the following expenses, in the aggregate amount of R$241.25 billion, were exempt for the purposes of the nominal primary deficit of the central government: R$145.0 billion from the Transition PEC; R$3.9 billion from financial support to the cultural industry; and R$92.4 billion from court-ordered debt.

Regarding fiscal target compliance, Decree No. 11,811/2023 predicted a primary result for the Federal Government with a deficit of R$202.9 billion accumulated up to the third quarter of 2023, of which R$198.4 billion corresponded to the central government’s deficit and R$4.5 billion corresponded to the deficit of state-owned companies. Laws No. 14,436/2022 (LDO 2023), LC No. 101/2000 (Fiscal Responsibility Law – LRF) and EC No. 126/2022 provided for the possibility of deducting from the primary result target the impacts arising from: (i) transactions involving court-ordered debt (precatórios) referred to in §11 and § 21 of art. 100 of the Federal Constitution, (ii) federal transfers to states and municipalities to face the social and economic consequences in the cultural sector arising from public calamities or pandemics, and (iii) the expenses resulting from the increase in the limit for primary expenses of the Executive Branch by R$145.0 billion for the 2023 financial year. Considering these expenses resulted in an estimated deduction of R$149.2 billion for the purposes of determining the Federal Government’s primary result target for 2023. However, these deductions were further increased by R$92.4 billion through the judgment of ADIs No. 7,064 and No. 7,047 and the approval of an extraordinary credit by Executive Order (Medida Provisória) No. 1,200, on December 20, 2023, for the payment of precatórios equivalent to the liabilities generated in 2022 and 2023 and the forecasted values for 2024. By the end of December 2023, the Federal Government presented a primary deficit of R$265.2 billion (R$30.1 billion less than the deficit forecast by Decree No. 11,811/2023 of R$295.3 billion). Of this difference, R$26.3 billion is due to a lower primary deficit for the Central Government, while R$3.8 billion is due to a lower deficit for federal state-owned companies. When analyzing the results in comparison to the target established by LDO 2023 (deficit of R$68.9 billion) combined with the total deductions (R$241.3 billion), the Federal Government presented a fiscal result of R$45.0 billion above target.

Fiscal Balance

Brazil measures both an overall balance and a primary balance, calculated according to the official statistical guidelines of the IMF. The overall balance is the difference between Brazil’s aggregate revenue (including investments) and total expenditures (including interest costs) in a given period (“Public Sector Borrowing Requirements”). The primary balance is the overall balance excluding nominal interest payments levied on net debt.

The following table sets forth the Public Sector Borrowing Requirements for the five-year period ending on December 31, 2023:

Table No. 31

Public Sector Borrowing Requirements(1)

(In Billions of Reais (R$), Except Percentages(2))

	2019		2020		2021		2022		2023
	R$	% of GDP	R$	% of GDP	R$	% of GDP	R$	% of GDP	R$	% of GDP
Overall	429.2	5.8%	1,015.4	13.3%	383.7	4.3%	460.4	4.6%	967.4	8.9%
Central Government	399.0	5.4%	1,011.9	13.3%	443.2	4.9%	448.3	4.4%	879.1	8.1%
Federal Government(3)	413.0	5.6%	1,029.9	13.5%	428.3	4.8%	431.0	4.3%	813.6	7.5%
Central Bank	(14.0)	(0.2%)	(17.9)	(0.2%)	14.9	0.2%	17.3	0.2%	65.5	0.6%
Regional Governments	36.0	0.5%	1.1	0.0%	(61.8)	(0.7%)	13.6	0.1%	80.7	0.7%
Public Enterprises(4)	(5.9)	(0.1%)	2.4	0.0%	2.3	0.0%	(1.5)	0.0%	7.7	0.1%
Nominal interest	367.3	5.0%	312.4	4.1%	448.4	5.0%	586.4	5.8%	718.3	6.6%
Central Government	310.1	4.2%	266.7	3.5%	407.3	4.5%	503.2	5.0%	614.5	5.7%
Federal Government(3)	324.7	4.4%	285.2	3.7%	393.0	4.4%	486.4	4.8%	549.5	5.1%
Central Bank	(14.6)	(0.2%)	(18.5)	(0.2%)	14.3	0.2%	16.8	0.2%	65.0	0.6%
Regional Governments	51.2	0.7%	39.8	0.5%	35.9	0.4%	78.6	0.8%	98.3	0.9%
Public enterprises(4)	6.0	0.1%	6.0	0.1%	5.2	0.1%	4.6	0.0%	5.4	0.0%
Primary	61.9	0.8%	703.0	9.2%	(64.7)	(0.7%)	(126.0)	(1.2%)	249.1	2.3%
Central Government	88.9	1.2%	745.3	9.8%	35.9	0.4%	(54.9)	(0.5%)	264.5	2.4%
Federal Government	(124.9)	(1.7%)	485.6	6.4%	(212.1)	(2.4%)	(316.7)	(3.1%)	(42.1)	(0.4%)
Central Bank	0.6	0.0%	0.5	0.0%	0.6	0.0%	0.5	0.0%	0.5	0.0%
Social Security	213.2	2.9%	259.1	3.4%	247.3	2,7%	261.3	2.6%	306.2	2.8%
Regional Governments	(15.2)	(0.2%)	(38.7)	(0.5%)	(97.7)	(1.1%)	(64.9)	(0.6%)	(17.7)	(0.2%)
Public Enterprises(4)	(11.8)	(0.2%)	(3.6)	0.0%	(2.9)	0.0%	(6.1)	(0.1%)	2.3	0.0%
GDP ($)	7,389.1	—	7,609.6	—	9,012.1	—	10,079.7	—	10,856.1	—

Note:	Numbers may not total due to rounding.

(1)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by negative numbers and deficits are represented by positive numbers.

(2)	Percentages of GDP.
(3)	Includes Social Security System.
(4)	Excludes Petrobras and Eletrobras.

Source: Central Bank.

Public Spending Caps

On August 31, 2023, after approval by the National Congress, a new fiscal framework was enacted by the President. The new fiscal rule replaces the spending cap rule. This new framework combines a spending limit that is more flexible than the spending cap with a primary result target (result of public accounts net of interest on government debt). The increase in expenditures is limited to a range between 0.6% and 2.5% above inflation per year and limited to 70% of the increase in revenue over the previous 12 months.

On December 16, 2021, the National Congress enacted Constitutional Amendment No. 114/21 altering some of the fiscal responsibility rules and paying scheme of precatórios. Precatórios are court-ordered debt. The Constitutional Amendment allowed the payment of precatórios in installments and established an annual limit for precatórios payments from 2022 through 2026. Once the cap is reached, precatórios payments are rolled over to the following fiscal years. All precatórios issued, however, continue to be due. On November 30, 2023, the STF granted authorization to the Federal Government to take out an extraordinary credit to pay overdue accumulated court-ordered debt (precatórios), the estimate of which ranged between R$90 billion and R$95 billion. According to the legislation, extraordinary credits, normally used to cover emergency expenses, are outside the spending limit of the new fiscal framework. The STF also authorized the exclusion of these payments from the calculation of the primary result target.

Budget Process

The Constitution guarantees the funding of three types of government expenditures: revenue-sharing with states and municipalities; salaries and pensions for government employees; and repayment of public debt.

The Constitution requires that three laws be passed as part of the budget process: the Multi-Year Plan (Plano Plurianual), the Budgetary Guidelines (Lei de Diretrizes Orçamentárias) and the Annual Budget. The budget processes at the state and municipal levels are substantially similar.

Multi-Year Plan

The Multi-Year Plan sets government priorities for a four-year period and must contain the Federal Government’s expenditure goals. The Multi-Year Plan is initiated by the executive branch. The Multi-Year Plan proposal must be submitted to the National Congress by August 31 of the first year of a presidential term. It becomes effective in the second year of the presidential term and expires in the first year of the next presidential term.

The Multi-Year Plan for the years 2024 through 2027 was enacted on January 11, 2024. The plan is anchored in six priorities under which are 88 programs oriented by the view of “a democratic, fair, developed and environmentally sustainable country, where all people live with quality, dignity and respect for diversity.” During the four years, total spending is estimated to amount to R$13.2 trillion. The financing of this investment would come from the Annual Budget, the state-owned enterprises investment budget and other sources of funds such as tax waivers, global expenditure plans, government credit agencies and public-private partnerships.

Budgetary Guidelines

The Budgetary Guidelines set the macroeconomic and fiscal targets for the Federal Government and non-financial enterprises. Additionally, the Budgetary Guidelines include historical data about how the budget was executed in the preceding two fiscal years and projections for the following two years.

The Budgetary Guidelines are initiated by the Federal Budget Secretariat (Secretaria de Orçamento Federal or SOF, for its acronym in Portuguese) in the Ministry of Planning and Budget, and are then sent to the President for potential revisions. The proposal must be submitted to the National Congress by April 15 of each year. The National Congress may approve the proposal or alter any item before the Budgetary Guidelines are submitted to the President by July 17 of each year. The President may veto any provision, but the National Congress may override the Presidential veto by a two-thirds majority vote.

Annual Budget

The Budgetary Guidelines provide a basis for preparing the Annual Budget. After conferral with each ministry, the SOF finalizes a federal budget proposal and submits it to the President, who may revise the proposal. The President must submit the Annual Budget proposal to the National Congress by August 31 of each year. By December 22 of each year, the National Congress must submit to the President its approved budget. It may propose revisions but may not alter items relating to the payment of external debt incurred by the Federal Government. The President is granted fifteen days to review and sign the budget, and the approved Annual Budget becomes effective as of January 1st of the following year. The presidential veto process mirrors the veto process for the Budgetary Guidelines.

The President must issue a budget implementation decree (Decreto de Programação Orçamentário-Financeiro) within 30 days of National Congress’ enactment of the annual budget. The implementation decree provides a monthly schedule of revenues and expenditures, which can be subsequently revised every two months in light of actual revenues. Within 30 days after the end of each two-month period, the Federal Government publishes a summary report of the budget execution and an evaluation report on revenues and expenditures. If the Federal Government finds that certain budgeted amounts may prevent achievement of the primary balance target, it will limit expenditures accordingly.

Petrobras and Eletrobras

Petrobras, the state-controlled oil company, was removed from the calculation of the primary balance beginning in 2009. Eletrobras, the state-controlled electricity holding company (partially privatized in 2022), was also removed from the calculation of the primary balance in 2010. Petrobras and Eletrobras were removed because they follow corporate governance rules similar to private publicly listed companies, with autonomy to raise capital in foreign and domestic markets.

Budget

For information on the budgets for 2024 and 2025, please refer to “—2024 Budget” and “—2025 Budget” in the “Recent Developments” section.

Federal Government Programs

Investment Partnership Program

The Investment Partnership Program (Programa de Parcerias de Investimentos or PPI, for its acronym in Portuguese) was created by Law No. 13,334 in 2016 and executes high priority infrastructure projects, whereby partnerships between the Federal Government and private investors and operators are fostered.

As of September 2024, the PPI has concluded 242 projects.

Novo PAC

On August 11, 2023, President Lula launched a new growth acceleration program (Novo Programa de Aceleração do Crescimento or PAC, for its acronym in Portuguese) which is expected to invest R$1.7 trillion across all Brazilian states, R$1.4 trillion of which is to be invested from 2023 through 2026, and the remaining R$0.3 trillion is to be invested after 2026. These investments are composed of (i) R$371 billion in Federal Government resources; (ii) R$343 billion in state-owned companies’ resources; (iii) R$362 billion in financing; and (iv) R$612 billion in private sector resources. The program intends to foster joint and committed efforts towards ecological transition, neo-industrialization, socially inclusive growth, and environmental sustainability.

Taxation and Revenue Sharing Systems

The Federal Government collects taxes on personal and corporate income, industrial products (through the Imposto sobre Produtos Industrializados or IPI, for its acronym in Portuguese), rural property (through the Imposto sobre a Propriedade Territorial Rural or ITR, for its acronym in Portuguese), financial transactions (through the IOF), Social Security and import and export tariffs. States and the Federal District collect taxes on motor vehicles, circulation of goods and services and transfers of property rights, while municipalities collect taxes on urban property, services and transfers of property rights.

The gross tax burden in 2023 was 32.44% of GDP, as compared to 33.07% of GDP in 2022. The total amount of tax revenue collected in 2023 was R$3,521.3 billion. Of this amount, 67.8% was collected by the Federal Government, 25.0% was collected by the states and 7.2% was collected by municipalities. Taxes in 2023 were derived mainly from the Federal Income Tax (Imposto de Renda or “Income Tax”) (22.6%), the Tax on the Circulation of Goods and Transportation and Communication Services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação or ICMS, for its acronym in Portuguese) (19.9%);); Pension Contributions (Contribuição para o RGPS and Contribuição para o RPPS) (19.9%); and the Contribution for the Financing of Social Security (Contribuição para Financiamento da Seguridade Social or COFINS, for its acronym in Portuguese) (8.1%).

Income Tax

For corporate and other legal entities, the basic tax rate is 15%. The surtax on taxable net income exceeding R$20,000 is 10%. The tax related to social welfare (Contribuição Social Sobre o Lucro Líquido or CSLL, for its acronym in Portuguese) levied on net profit is 9% with respect to business entities in general. For financial institutions, CSLL levied on net profit is 15%.

For financial transactions on the fixed and variable income market, the income tax rates for Brazilian citizens are progressive at the following rates: 15% for investments with terms longer than 720 days; 17.5% for investments with terms of up to 720 days; 20% for investments with terms of up to 360 days and 22.5% for investments with terms of up to 180 days.

Tax treatment of non-resident investors in Brazilian financial and capital investments differs depending on the origin of the funds. Investors from countries that do not have “favored taxation” status will have the right to Brazilian tax benefits, provided they fulfill the conditions established by the regulations of the CMN. Income tax in these cases follows specific rules, and income tax rates range from 0% to 15%. In the case of investments from countries that are not subject to an income tax of 20% or more, the above-mentioned tax benefits do not apply. Instead, such investments are subject to the same rules governing domestic investors.

On August 28, 2023, President Lula enacted Law No. 14,663, which determined that income tax rates for individuals were to be adjusted for 2023 in accordance with the following table:

Table No. 32

Income Tax Rates for 2023

Annual Income	Tax Rate
Up to R$24,511.92	Zero
From R$24,511.93 up to R$33,919.80	7.5
From R$33,919.81 up to R$45,012.60	15.0
From R$45,012.61 up to R$55,976.16	22.5
Above R$55,976.16	27.5

Source: Brazilian Federal Tax Authority (Receita Federal do Brasil).

Simples Nacional

Small companies are eligible to participate in Simples Nacional, which enables them to pay a single unified tax based on their level of gross revenues, rather than paying several different taxes. The Simples Nacional became effective on July 1, 2007, and it merged six different Federal taxes (Corporate Income Tax, IPI, CSLL, COFINS, PIS and Social Security), one state tax (ICMS) and one municipal tax (Imposto Sobre Serviço or ISS, for its acronym in Portuguese).

Revenue Sharing

The Federal Government is required by the Constitution to transfer 50% of the proceeds from the IPI and Corporate Income Tax as follows: (i) 21.5% to the states and Federal District Participation Funds; (ii) 25.5% to the municipalities participation funds; and (iii) 3% to the financing programs for the productive sectors in the North, Northeast and Central West Regions. The Federal Government must also transfer 10% of the proceeds of the IPI to the states and Federal District, pro rata, according to their respective exports of manufactured products.

The Constitution also mandates the sharing with states and municipalities of certain other types of taxes collected by the Federal Government, such as the income tax or the ITR. Likewise, states must share revenue from certain taxes with municipalities, such as automobile and property taxes. In addition, all of the revenues derived from IOF levied on transactions in gold as a financial asset are allocated among municipalities (70%) and the state, Federal District or federal territory of origin (30%).

Required Investment in Education and Health

The Federal Government must dedicate at least 18% of annual tax revenues to education. States, municipalities, and the Federal District must invest at least 25% of their annual tax revenues in education.

The Federal Government must allocate at least the same amount to public health investments and services as it did in the previous fiscal year. It is also required to increase funding for public health by an amount corresponding to the difference between the GDP in the prior year and the projected GDP for the new fiscal year. States and the Federal District must contribute at least 12% of their annual revenues to health investments. Municipalities must contribute at least 15% of their annual revenues to health investments. For as long as the current ceiling on public spending is in place, the minimum limits of investment in education and health will be increased by the inflation of the previous year.

Fiscal Responsibility Law

The Fiscal Responsibility Law (enacted in 2000) establishes a comprehensive framework intended to prevent fiscal imbalances. The law applies to each level of government, as well as to government-controlled funds, quasi-sovereign entities, and state-owned enterprises.

The Fiscal Responsibility Law requires bi-monthly evaluations of fiscal targets, with non-compliance triggering cuts in expenditure authorizations. Increases in expenditures must be accompanied by estimates of their budgetary and financial impact, a declaration of compliance with the multi-year plan, budgetary guidelines and annual budget, and a description of the means through which the expenditures will be financed. Tax exemptions must also be accompanied by estimates of their budgetary and financial impact. Personnel expenditures are limited as a percentage of net current revenues to 50% for the Federal Government, 60% for the states and 60% for municipalities.

Exceptions to the Fiscal Responsibility Law are severely limited. Limits on public sector debt and on borrowing are subject to review by the President in the case of economic instability or monetary and foreign exchange shocks. Deadlines to re-establish equilibrium will be extended in the case of shortfalls in economic growth. In case of an officially recognized state of emergency, the limits will be temporarily suspended.

A Senate resolution passed in 2001 defined the global limits for the consolidated net indebtedness of states and municipalities. Specifically, a state’s debt cannot be higher than 200% of its net current revenue and a municipality’s debt cannot exceed 120% of its net current revenue.

Fiscal Crime Law

The Fiscal Crime Law (Lei de Crimes Fiscais), also enacted in 2000 to complement the Fiscal Responsibility Law, amended Brazil’s Penal Code and certain other laws to provide penalties for borrowing in excess of authorized limits, ordering expenditures not authorized by law and administrative infractions concerning public finance laws.

PUBLIC DEBT

General

Public debt in Brazil is regulated by the Fiscal Responsibility Law and other laws issued by the Federal Government, which provide the structural framework for public finance and debt management in Brazil. The Annual Budget, adopted in accordance with the Budgetary Guidelines, provides additional regulations for the applicable fiscal year.

The Constitution grants the Senate broad powers to regulate public debt. All external financial transactions of the Federal Government, the states, the Federal District and municipalities are required to be authorized by the Senate, which also sets global limits for the amount of consolidated public debt and debt securities of the Federal District, the states and municipalities, in addition to limits for domestic and external loans and guarantees by the Republic. The Constitution also empowers the Senate to provide terms and conditions of internal and external financial transactions of the Federal Government, among others. State constitutions and municipal constitutions (lei orgânica municipal) set public debt limits at the regional level and authorize legislative branches at various levels of government to further limit public debt.

The Ministry of Finance has overall responsibility to manage the Federal Government’s domestic and external public debt through the National Treasury, which manages securities operations and issues rules governing the auction of public securities. Pursuant to the Fiscal Responsibility Law, the Ministry of Finance is required to verify compliance of all public loan facilities with their terms and conditions.

The National Treasury is the sole issuer of public bonds in Brazil and is authorized, under a program issued by the Senate, to issue an aggregate of US$100.0 billion in foreign debt securities or liability management transactions, such as repurchases, exchanges and financial derivatives, the proceeds of which are used solely for payment of the National Treasury’s federal public debt. In addition, the Central Bank, which is prohibited from issuing public bonds under the terms of the Fiscal Responsibility Law, buys and sells federal public debt securities on the secondary market using National Treasury bonds as collateral, exclusively for the purpose of conducting monetary policy.

Public Debt Indicators

There are three principal indicators of public debt reported in Brazil: (i) General Government Gross Debt, published by the Central Bank; (ii) Public Sector Net Debt, also published by the Central Bank; and (iii) Federal Public Debt, published by the National Treasury.

The overall public sector account balance reached 8.91% of GDP in 2023, with interest on debt corresponding to 6.62% of GDP.

Public Sector Net Debt

Public Sector Net Debt includes domestic and external debt incurred by (i) the Federal Government (including the Central Bank); (ii) state and municipal governments; and (iii) non-financial state-owned enterprises (excluding Petrobras and Eletrobras, which was partially privatized in 2022), each net of international reserves. The Brazilian government relies on Public Sector Net Debt as the principal measure of indebtedness used to make economic policy decisions, as it most closely reflects the status of public sector indebtedness and the Federal Government’s fiscal policies.

General Government Gross Debt

General Government Gross Debt (“GGGD”), the majority of which is comprised of domestic debt, includes debt incurred by the Federal Government and state and municipal governments, whether owed to the private sector or to the financial public sector. This category excludes debt incurred by state-owned enterprises and the Central Bank (other than open-market transactions in the financial sector). General Government Gross Debt also excludes liabilities owed by any governmental entity to another entity whose liabilities are otherwise included in GGGD. As a result, debt represented by public securities held by agencies, federal public funds and other federal entities are disregarded.

In 2023, domestic debt constituted 88.1% of General Government Gross Debt.

In 2023, net external assets were R$658.5 billion (6.1% of GDP), as compared to R$680.6 billion (6.8% of GDP) in 2022.

The following table sets forth Public Sector Net Debt and General Government Gross Debt for each of the periods indicated below:

Table No. 33

Public Sector Debt

(In Billions of Reais (R$), Except Percentages(1))

	2019		2020		2021		2022		2023
Net public sector debt (A= B+K+L)	4,041.8	54.7%	4,670.0	61.4%	4,966.9	55.1%	5,658.0	56.1%	6,612.8	60.9%
Net general government debt (B=C+F+I+J)(2)	4,231.8	57.3%	4,973.1	65.4%	5,359.7	59.5%	5,691.8	56.5%	6,521.4	60.1%
Gross general government debt (C=D+E)(3)	5,500.1	74.4%	6,615.8	86.9%	6,966.9	77.3%	7,224.9	71.7%	8,079.3	74.4%
Domestic debt (D)	4,802.7	65.0%	5,793.3	76.1%	5,998.9	66.6%	6,320.0	62.7%	7,119.7	65.6%
Securities debt market(4)	3,644.1	49.3%	4,325.5	56.8%	4,774.8	53.0%	5,154.0	51.1%	5,655.0	52.1%
Central Bank repo operations(5)	951.5	12.9%	1,235.8	16.2%	981.4	10.9%	919.6	9.1%	1,205.4	11.1%
Other debts	207.0	2.8%	232.1	3.0%	242.7	2.7%	246.4	2.4%	259.4	2.4%
External debt (E)	697.5	9.4%	822.4	10.8%	968.0	10.7%	904.9	9.0%	959.6	8.8%
Federal government	563.3	7.6%	654.4	8.6%	795.9	8.8%	749.6	7.4%	820.5	7.6%
States government	119.7	1.6%	147.8	1.9%	149.6	1.7%	133.7	1.3%	116.9	1.1%
Local governments	14.4	0.2%	20.3	0.3%	22.5	0.2%	21.6	0.2%	22.1	0.2%
Asset of general government (F=G+H)	(2,234.1)	(30.2%)	(2,332.6)	(30.7%)	(2,655.2)	(29.5%)	(2,768.9)	(27.5%)	(2,671.1)	(24.6%)
Domestic assets (G)	(2,233.9)	(30.2%)	(2,332.4)	(30.7%)	(2,654.8)	(29.5%)	(2,768.7)	(27.5%)	(2,670.9)	(24.6%)
Of federal government in Central Bank	(1,438.8)	(19.5%)	(1,452.6)	(19.1%)	(1,736.5)	(19.3%)	(1,830.7)	(18.2%)	(1,654.8)	(15.2%)
Credits with official financial institutions(6)	(222.3)	(3.0%)	(217.2)	(2.9%)	(146.0)	(1.6%)	(70.7)	(0.7%)	(67.8)	(0.6%)
Worker assistance fund (FAT)	(292.8)	(4.0%)	(316.9)	(4.2%)	(348.1)	(3.9%)	(372.9)	(3.7%)	(402.5)	(3.7%)
Other assets	(280.0)	(3.8%)	(345.7)	(4.5%)	(424.2)	(4.7%)	(494.5)	(4.9%)	(545.8)	(5.0%)
External assets (H)	(0.2)	0.0%	(0.2)	0.0%	(0.4)	0.0%	(0.2)	0.0%	(0.2)	0.0%

	2019		2020		2021		2022		2023
Available Central Bank portfolio (I)(7)	937.2	12.7%	690.0	9.1%	1,048.0	11.6%	1,235.9	12.3%	1,113.2	10.3%
Exchange Equalization (J)(8)	28.7	0.4%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%
Central Bank net debt (K)	(245.9)	(3.3%)	(367.2)	(4.8%)	(449.5)	(5.0%)	(88.7)	(0.9%)	44.0	0.4%
Debt	3,121.2	42.2%	3,478.8	45.7%	3,534.6	39.2%	3,715.6	36.9%	4,008.3	36.9%
Monetary Base	316.6	4.3%	410.2	5.4%	409.2	4.5%	419.7	4.2%	422.7	3.9%
Repo operations	951.5	12.9%	1,235.8	16.2%	981.4	10.9%	919.6	9.1%	1,205.4	11.1%
Commercial bank deposits	414.4	5.6%	380.1	5.0%	407.5	4.5%	545.7	5.4%	725.4	6.7%
National Treasury operating account	1,438.8	19.5%	1,452.6	19.1%	1,736.5	19.3%	1,830.7	18.2%	1,654.8	15.2%
Assets	(3,367.1)	(45.6%)	(3,845.9)	(50.5%)	(3,984.1)	(44.2%)	(3,804.3)	(37.7%)	(3,964.3)	(36.5%)
Federal securities in Bacen	(1,888.7)	(25.6%)	(1,925.8)	(25.3%)	(2,029.4)	(22.5%)	(2,155.5)	(21.4%)	(2,318.6)	(21.4%)
External assets	(1,422.0)	(19.2%)	(1,826.1)	(24.0%)	(1,915.8)	(21.3%)	(1,600.4)	(15.9%)	(1,631.0)	(15.0%)
Other assets	(56.4)	(0.8%)	(94.0)	(1.2%)	(39.0)	(0.4%)	(48.5)	(0.5%)	(14.7)	(0.1%)
Public enterprises net debt (L)(9)	55.8	0.8%	64.1	0.8%	56.7	0.6%	54.9	0.5%	47.4	0.4%
Domestic debt	63.8	0.9%	67.9	0.9%	69.3	0.8%	79.0	0.8%	71.4	0.7%
Domestic assets	(23.6)	(0.3%)	(22.9)	(0.3%)	(29.3)	(0.3%)	(39.3)	(0.4%)	(37.2)	(0.3%)
Net external debt	15.6	0.2%	19.1	0.3%	16.7	0.2%	15.2	0.2%	13.2	0.1%
GDP(10)	7,389.1	—	7,609.6	—	9,012.1	—	10,079.7	—	10,856.1	—

Note: Numbers may not total due to rounding.

(1)	Percentages of GDP.
(2)	Includes federal, states and local governments debt with other economic agents.
(3)	Excludes Federal Public Debt (“FPD”) securities in the Central Bank and includes Central Bank repo operations.
(4)	Includes FPD held by the National Treasury as well as other securitized credits. Excludes investments within and among government levels and any securities under the Exports Guarantee.
(5)	Includes repo operations carried out in the extra-market segment.
(6)	Includes credits granted to BNDES.
(7)	Share of FPD securities available for sale equals the difference between the FPD securities held by the Central Bank and outstanding repo operations.
(8)	Equalization of the financial result of exchange reserves operations and foreign exchange derivatives operations carried out by the Central Bank.
(9)	Excludes Petrobras and Eletrobras (partially privatized in 2022).
(10)	Accumulated GDP in the previous twelve months, in current prices.

Source: Central Bank.

Federal Public Debt

Federal Public Debt measures domestic and external debt incurred by the Federal Government only. It is comprised of (i) domestic federal public debt (Dívida Pública Federal Doméstica or DFPD, for its acronym in Portuguese), issued in local currency; and (ii) external federal public debt (Dívida Pública Federal Externa or EFPD, for its acronym in Portuguese), issued in foreign markets, mainly in foreign currency.

The following table sets forth Federal Public Debt for each of the periods indicated below:

Table No. 34

Federal Public Debt Indicators(1)

	2019	2020	2021	2022	2023
Stock of FPD Held By Public (R$ Billion)	4,248.9	5,009.6	5,613.7	5,951.4	6,520.3
Domestic	4,083.2	4,766.2	5,348.9	5,699.0	6,268.9
External	165.7	243.5	264.7	252.5	251.5
Stock of FPD Held By Public (% of GDP)
Domestic	55.3%	62.6%	59.4%	56.5%	57.7%
External	2.2%	3.2%	2.9%	2.5%	2.3%
FPD Profile (%)
Fixed Rate	31.0%	34.8%	28.9%	27.0%	26.5%
Inflation Linked	26.0%	25.3%	29.3%	30.3%	29.8%
Floating Rate	38.9%	34.8%	36.8%	38.3%	39.7%
Exchange Rate	4.1%	5.1%	5.0%	4.5%	4.1%
FPD Maturity Structure
Average Maturity (Years)	4.0	3.6	3.8	3.9	4.0
Average Life (Years)	5.4	4.8	5.2	5.2	5.3
Percentage Maturing in 12 Months (%)	18.7%	27.6%	21.0%	22.1%	20.1%
GDP (R$ Billion)	7,389.1	7,609.6	9,012.1	10,079.7	10,856.1

Note:	Numbers may not total due to rounding.

(1)	Includes National Treasury’s domestic and external debt.

Source:	Ministry of Finance and National Treasury.

Public Debt Management

In managing the Federal Public Debt, the National Treasury seeks to meet the Public Sector Borrowing Requirements at the lowest possible long-term financing cost, while maintaining adequate risk levels. Since 2001, it has published an Annual Borrowing Plan, including guidelines for managing Federal Public Debt, such as (i) gradually replacing floating rate bonds with fixed rate or inflation-linked instruments; (ii) consolidating the share of exchange rate-linked instruments of outstanding debt, in accordance with long-term limits; (iii) relaxing the maturity structure, with special attention to short-term debt; (iv) increasing the average maturity of the outstanding debt; (v) developing the yield curve in both domestic and external markets (i.e. to issue benchmark bonds in the internal and external markets to provide price references to markets and enhance liquidity in the primary and secondary markets); (vi) increasing the liquidity of federal public securities on the secondary market; (vii) broadening the investor base; and (viii) improving the External Federal Public Debt profile through issuances of benchmark securities, buybacks and structured operations.

The 2023 Annual Borrowing Plan (“2023 Annual Borrowing Plan”), like the previous Annual Borrowing Plans, focused on the replacement of floating-rate securities with fixed-rate and inflation-linked securities.

The following table sets forth the federal debt results for each of the years indicated below, and the reference limits provided in the 2023 Annual Borrowing Plan:

Table No. 35

Federal Public Debt Results and Annual Borrowing Plan 2023

	As of December 31, 2022	As of December 31, 2023	Reference Limits for 2023
			Minimum	Maximum
Stock of FPD (R$ Billion)
FPD	5,951.4	6,520.3	6,400.0	6,800.0
Composition - %
Fixed Rate	27.0%	26.5%	23.0%	27.0%
Inflation Linked	30.3%	29.8%	29.0%	33.0%
Floating Rate	38.3%	39.7%	38.0%	42.0%
Exchange Rate	4.5%	4.1%	3.0%	7.0%
Maturity Profile
Average Maturity (years)	3.9	4.0	3.8	4.2
% Maturing in 12 months	22.1%	20.1%	19.0%	23.0%

Note:	Numbers may not total due to rounding.

Source: National Treasury.

Golden Rule

The Golden Rule is a fiscal rule used widely in the public finance context that only allows debt issuances to finance capital spending, and not current expenses (“Golden Rule”). The purpose of this rule is to prevent future generations from carrying the financial burden of current ones.

The Golden Rule is provided for in the Constitution (Article 167, item III), including the prerogative of the Federal Government to request the opening of additional or special credits in exceptional circumstances, in each case to be approved by an absolute majority in National Congress. In addition, noncompliance with the Golden Rule may be considered a crime of responsibility by the President. Compliance with the Golden Rule is verified at the end of the fiscal year.

In 2023, the Federal Government complied with the Golden Rule with a surplus of R$50.75 billion.

Internal Public Debt

Internal Public Debt Policy

The National Treasury monitors market conditions with the goal of ensuring the proper functioning of the Federal Government bond market. During periods of high volatility in the financial markets, the National Treasury may conduct offerings to purchase government debt securities in order to stabilize the market, including through auction processes.

Internal Public Debt Levels

In 2023, issuances totaled R$1,365.3 billion and redemptions totaled R$1,405.5 billion, leading to net redemptions of R$40.2 billion. As a result, the outstanding domestic debt increased by 10.0% to R$6,268.9 billion as of December 2023 from R$5,699.0 billion as of December 2022.

The aggregate amount of federal domestic securities debt held by the Central Bank increased from R$2,155.5 billion (21.4% of GDP) in 2022 to R$2,318.6 billion (21.4% of GDP) in 2023. A significant portion of this portfolio was used as collateral in Central Bank repurchase operations, amounting to R$1,205.4 billion (11.1% of GDP) in 2023. For more information, refer to “Monetary Policy and Money Supply” in the “The Financial System” section.

External Public Debt

External Public Debt Policy

The current macroeconomic fundamentals and a comfortable volume of external reserves have allowed the National Treasury to adopt a qualitative approach to the external debt strategy, which translates into actively seeking to improve the external debt yield curve by issuing and consolidating ten- and thirty-year benchmark bonds in the USD global market, with increasing liquidity and lower costs for the Republic. The National Treasury has an early buyback program for external debt securities (“Early Buyback Program”), pursuant to which bonds that do not adequately reflect current borrowing costs are taken out of circulation. This strategy also mitigates the refinancing risk of such debt. The National Treasury has not made any repurchases pursuant to the Early Buyback Program in recent years (compared to repurchases between 2007 and 2014 averaging US$2.3 billion in face value annually). The decrease in repurchases is primarily related to the reduction in the outstanding amount of these securities over the past several years and the reduced frequency of external issuances by the National Treasury, which are natural consequences of the maintenance of a qualitative external debt strategy.

Through issuances in international markets and advanced purchases of foreign currency, the National Treasury expects to have sufficient cash to cover all external debt maturities in 2024.

External Public Debt Levels

In 2023, the outstanding amount of external federal public debt reached R$251.5 billion (US$51.9 billion), of which R$207.6 billion (US$42.9 billion) was debt securities and R$43.9 billion (US$9.1 billion) was contractual debt. The variation was mainly due to the depreciation of the Real against the basket of currencies that make up the stock of external debt.

The following table sets forth a summary of external federal debt for the periods indicated:

Table No. 36

External Federal Public Debt

(In Billions of Reais (R$), Except Percentages)

	2019	2020	2021	2022	2023
External Federal Public Debt(1)	165.7	243.5	264.7	252.5	251.5
EFPD (% of GDP)	2.2%	3.2%	2.9%	2.5%	2.3%
Securities	150.4	222.7	228.6	212.2	207.6
Global US$	135.0	205.4	217.8	203.8	199.2
Euro	4.6	6.5	—	—	—
Global BRL	10.8	10.8	10.8	8.4	8.4
Contractual	15.3	20.8	36.1	40.3	43.9
Multilateral Organizations	3.5	4.0	18.5	23.0	26.4
Private Financial Institutions/Gov. Agencies	11.9	16.7	17.6	17.3	17.5

Note:	Numbers may not total due to rounding.

(1)	Values first converted to US$ and then converted to R$ at the spot foreign exchange rate as of the last day of the relevant month.

Source: National Treasury.

Securities Offerings in 2023

On April 5, 2023, the Federal Government issued US$2.25 billion of its 6.000% Global Bonds due 2033.

On November 20, 2023, the Federal Government issued US$2.0 billion of its 6.250% Global Bonds due 2031, the first issuance of sustainable bonds by the Republic. According to Brazil’s Sovereign Sustainable Bond Framework, the allocation and impact reports will be published annually until the full allocation of the net proceeds of the sustainable bonds or their maturity, with the first publication within one year after the issuance and the subsequent every 12 months.

Regional Public Debt (State and Municipal)

Management

In 1997, after the deterioration of the financial situation of the states and state banks in the aftermath of the launch of the Plano Real, the Federal Government established a fiscal consolidation program for subnational governments. The fiscal consolidation program provided criteria for the consolidation, refinancing and bailout of subnational debt (state or municipal) and established targets that regional governments are required to follow with regards to financial debt, primary result, personnel expenses, investments, revenues and privatizations. Payments for renegotiated debt are guaranteed by the tax revenues of regional governments collected by the Federal Government and voluntary transfers from the Federal Government to regional governments. Upon a default by a subnational entity to the Federal Government, the Federal Government can enforce guarantees by withholding transfers of tax revenues or voluntary transfers.

The CMN has taken various measures to limit expansion of credit in the public sector, including by limiting the ability of state-level public sector financial entities to access additional indebtedness.

Complementary Law No. 156, enacted on December 28, 2016, authorized restructuring of debt owed by states to the Federal Government under the following circumstances: (i) extension of the maturity of the relevant state debt for up to 20 years; (ii) granting a six-month grace period for the payment of interest; and (iii) gradually increasing the total amount for each installment due after the grace period. The impact in revenue loss for the Federal Government as of 2023 amounts to R$359.5 billion, in constant prices, adjusted by the December 2023 CPI.

Special Recovery Regime

In May 2017, regulation aimed at helping states facing serious fiscal imbalances was enacted (the “Special Recovery Regime”). The Special Recovery Regime contemplates the creation of a plan for each such state that (i) identifies the fiscal situation of the state; (ii) details relevant adjustment measures to be implemented; (iii) assesses the impact of the relevant measures; and (iv) sets forth deadlines for the adoption of such plan. Each plan has a maximum term of three years and may only be extended once.

The main benefit provided to the states by the Special Recovery Regime is a grace period and favorable conditions for the payment of their financial debt for a period of up to nine years. Relevant adjustment measures may include limiting primary expenses, conducting a privatization program, reduction of tax benefits and increase in social security contributions.

In January 2021, the rules of the Special Recovery Regime were updated by Complementary Law No. 178 of 2021. The updates included changes to the rules of eligibility for obtaining debt waivers, the benefits received, and the fiscal adjustment measures required. Under Complementary Law No. 178 eligibility rules, the program is available to states that cumulatively present (i) consolidated debt above net current revenue; (ii) current expenses greater than 95% of current revenue; and (iii) liability stock larger than cash position.

As a result of the innovations implemented by Complementary Law No. 178, the States of Rio de Janeiro, Goiás and Rio Grande do Sul completed the process of joining the Special Recovery Regime and are executing the respective Tax Recovery Plans. As of December 31, 2023, the State of Minas Gerais was in the process of preparing to join the Special Recovery Regime. See “Recent Developments” for updates with respect to the Special Recovery Regime.

Federal Government Guarantees

The Federal Government also guarantees certain loans to Brazilian sub-national governments. These loans are counter-guaranteed by collateral, including permitted transfers and the sub-national government’s revenues. The outstanding balance of guarantees granted by the Federal Government decreased to R$269.3 billion in 2023 from R$276.9 billion in 2022. Factors such as loan agreement disbursements, price indexes (for domestic debt) and exchange rate variation have an impact on the outstanding balance of guarantees.

As of December 31, 2023, the Federal Government had paid liabilities incurred by the states and municipalities in the approximate amount of R$64.0 billion, of which (i) R$2.4 billion was paid in 2016; (ii) R$4.1 billion was paid in 2017; (iii) R$4.8 billion was paid in 2018; (iv) R$8.4 billion was paid in 2019; (v) R$13.3 billion was paid in 2020; (vi) R$9.0 billion was paid in 2021; (vii) R$9.8 billion was paid in 2022; and (viii) R$12.3 billion was paid in 2023. For additional information on this topic, please refer to “Recent Developments—Public Debt— Regional Public Debt (State and Municipal)—Federal Government Guarantees”.

On July 26, 2023, the Ministry of Finance launched the New Federative Cooperation Cycle (Novo Ciclo de Cooperação Federativa), a set of measures aiming to strengthen the relationship between federal and local governments. The initiative includes, among other measures, (i) adjustments to the CAPAG, the credit rating methodology, which is used to assess financial sustainability status of subnational governments that seek to qualify to obtain a National Treasury guarantee for new borrowings; (ii) reduction of the minimum population requirement for adhesion to the Plan of Fiscal Balance Progress (Plano de Promoção do Equilíbrio Fiscal or PEF, for its acronym in Portuguese) from 1 million inhabitants to 200 thousand inhabitants, so that smaller municipalities can benefit from PEF, which grants National Treasury guarantees in exchange for the municipality’s commitment to and compliance with fiscal consolidation measures; (iii) reduction of the minimum limit to guaranteed credit operations from R$30 million to R$20 million, or R$10 million in the case of public-private partnerships; (iv) incentives to financial institutions that provide credit guaranteed by the Federal Government to subnational governments; (v) improvements in the Fiscal Recovery Regime including incentives for early exit of the regime, waivers for real growth of expenditures in case of compliance with the fiscal targets of the previous year, increasing of credit operations limits aimed at liability management, granting of Federal Government guarantees for public-private partnerships that reduce existing costs and the possibility of extending the regime from 9 to 12 years; (vi) altering Article 35 of the Fiscal Responsibility Law to allow public banks to grant full guarantees to public-private partnership financial commitments instead of only for the amortization; and (vii) improvements in the Fiscal Responsibility Law to adopt prudential measures in case of cash mismatch by subnational governments.

Contingent Liabilities

In addition to regular federal domestic securities debt issuances, the Federal Government may assume and restructure liabilities resulting from the disposal or winding-up of state-owned enterprises, subsidies and adjustments made prior to privatization processes. In the past, such liabilities have been restructured to synchronize their maturity dates with the payment capacity of the National Treasury, as well as to lengthen the maturity of public debt and to make transactions more transparent.

The Federal Government closely monitors its contingent liabilities. As required by the Fiscal Responsibility Law, the Budgetary Guidelines Law for each year contains an annex that provides information regarding fiscal risks and projections for the subsequent two years in terms of primary balances, debt stock, and revenue and expenditure aggregates.

The main contingent liability monitored by the Federal Government concerns the Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais or “FCVS”). The creditors of this debt are the agents of the Housing Financial System (or their assignees) who signed financing agreements with mortgagees, especially in the 1970s and 1980s. Such agreements held salary equivalence clauses and coverage of the FCVS debtor balance.

External Debt Restructuring and Debt Record

Since its Brady Plan style restructuring on April 15, 1994, twenty-nine years ago, Brazil has timely serviced its external debt without defaults.

Rating Agencies

On July 26, 2023, the credit rating agency Fitch upgraded Brazil’s long-term foreign currency sovereign credit rating from BB- to BB, with a stable outlook. On July 28, 2023, DBRS Inc. (DBRS Morningstar) upgraded Brazil’s long-term foreign currency sovereign credit rating to BB from BB (low) with a stable trend.

On December 19, 2023, the rating agency Standard & Poor’s upgraded Brazil’s sovereign long-term debt rating from BB- to BB with a stable outlook.

For more information on this topic, refer to the “Recent Developments” section.

TABLES AND SUPPLEMENTARY INFORMATION

Table No. 37

External Direct Debt of the Federal Government(1)

(In Millions of Currency of Denomination)

Type	Interest	Issue Date(2)	Final Maturity	Currencies(3)	Principal Amount Outstanding at Dec 31, 2023	Interest(4)
Multilateral Organizations
World Bank	Variable	10-Feb-10	1-Feb-37	USD	20.3	6.33%
World Bank	Variable	13-Jan-11	1-Dec-39	USD	51.0	5.58%
World Bank	Variable	22-Jun-10	1-Dec-38	USD	2.6	5.58%
World Bank	Variable	12-Apr-12	1-Nov-41	USD	129.4	5.58%
World Bank	Variable	31-May-11	1-May-40	USD	24.7	5.58%
World Bank	Variable	20-Nov-12	1-Jun-41	USD	15.0	5.58%
World Bank	Variable	25-Sep-12	1-Sep-29	USD	33.5	5.58%
World Bank	Variable	28-Dec-17	1-Jun-56	USD	4.7	5.58%
World Bank	Variable	9-Jan-19	1-Dec-37	USD	3.0	7.23%
World Bank	Variable	19-Nov-18	1-Jun-44	USD	180.6	7.08%
World Bank	Variable	10-Dec-21	1-May-43	USD	3.1	7.38%
World Bank	Variable	17-Aug-21	1-Mar-31	USD	997.5	6.38%
				Total (World Bank)	1,465.3
IDB	Variable	22-Feb-08	1-Jul-25	USD	4.3	3.50%
IDB	Variable	22-Feb-08	1-Jul-26	USD	10.6	3.50%
IDB	Variable	9-Jul-09	1-Mar-30	USD	0.7	5.59%
IDB	Variable	8-Nov-10	1-Sep-30	USD	1.9	5.59%
IDB	Variable	3-Nov-10	1-Dec-32	USD	2.9	5.59%
IDB	Variable	9-May-13	1-Jan-32	USD	2.4	5.59%
IDB	Variable	20-Dec-10	1-Dec-30	USD	65.8	5.59%
IDB	Variable	8-Feb-11	1-Jun-30	USD	1.4	5.59%
IDB	Variable	14-Mar-14	1-Nov-32	USD	3.8	5.59%
IDB	Variable	11-Jul-14	1-Sep-33	USD	6.8	5.59%
IDB	Variable	9-Mar-15	1-Jun-28	USD	3.8	5.59%
IDB	Variable	15-Dec-14	1-Nov-28	USD	6.3	6.49%
IDB	Variable	17-Jul-18	1-Nov-47	USD	132.3	5.59%
IDB	Variable	18-Feb-20	1-May-48	USD	120.7	6.39%
IDB	Variable	7-Dec-20	1-Sep-48	USD	3.8	6.39%
IDB	Variable	23-Jun-21	1-Sep-45	USD	1,000.0	6.48%
IDB	Variable	24-Jun-22	1-Sep-46	USD	200.0	6.48%
				Total (IDB)	1,567.6
Others	Variable	20-Feb-15	01-Jun-41	USD	1.7	3.93%
Others	Variable	24-Feb-15	01-Jun-41	EUR	7.5	3.93%
Others	Variable	03-Feb-21	01-Dec-40	USD	347.0	5.38%
Others	Variable	05-Feb-21	01-Mar-50	USD	997.5	5.93%
Others	Variable	13-Dec-23	01-Dec-53	USD	1000.0	6.83%
		Total Others (from Multilateral Organizations)			2,353.8
Total (Multilateral Organizations)					5,386.6
Foreign governments
Governments Agencies	Variable	20-Oct-10	1-Apr-28	JPY	6.0	5.39%
Governments Agencies	Variable	8-Oct-19	1-Oct-39	USD	58.7	3.56%
Governments Agencies	Variable	8-Oct-19	1-Oct-39	SEK	861.4	2.19%
Governments Agencies	Variable	8-Oct-19	1-Oct-39	USD	41.2	3.56%

Type	Interest	Issue Date(2)	Final Maturity	Currencies(3)	Principal Amount Outstanding at Dec 31, 2023	Interest(4)
Governments Agencies	Variable	8-Oct-19	1-Oct-39	SEK	1,304.3	2.19%
Governments Agencies	Variable	11-Nov-22	1-May-37	EUR	386.9	4.55%
Total (Foreign Governments)					2,658.5
BONDS
Bonds (GLOBAL)
Global 24	6.60%	22-Mar-01	1-Apr-24	USD	1,038.9	6.60%
Global 25	8.75%	27-Oct-15	1-Feb-25	USD	722.6	1.77%
Global 25B	4.25%	20-Sep-22	1-Jan-25	USD	4,300.0	8.75%
Global 25C	2.88%	10-Jun-20	1-Jun-25	USD	1,692.5	4.25%
Global 26	6.00%	22-Sep-22	1-Apr-26	USD	2,176.2	6.00%
Global 27	10.13%	9-Jun-97	1-May-27	USD	275.5	10.13%
Global 27	10.13%	27-Mar-98	1-May-27	USD	574.8	10.13%
Global 28	4.63%	13-Oct-17	1-Jan-28	USD	2,974.5	10.13%
Global 29	4.50%	28-Mar-19	1-May-29	USD	1,932.3	4.50%
Global 30	12.25%	22-Sep-22	1-Jan-30	USD	325.6	12.25%
Global 30B	3.88%	10-Jun-20	1-Jun-30	USD	3,205.5	3.88%
Global 31	3.75%	7-Jul-21	1-Sep-31	USD	1,500.0	3.88%
Global 31ESG	6.50%	20-Nov-23	1-Jan-31	USD	2,077.6	6.50%
Global 33	6.00%	13-Apr-23	1-Oct-33	USD	2,252.0	6.15%
Global 34	8.25%	22-Oct-14	1-Jan-34	USD	1,612.4	8.25%
Global 37	7.13%	9-Nov-15	1-Jan-37	USD	1,787.8	7.13%
Global 41	5.63%	6-Mar-15	1-Jan-41	USD	2,051.1	5.63%
Global 45	5.00%	1-Aug-14	1-Jan-45	USD	2,692.0	5.00%
Global 47	5.63%	22-Sep-22	1-Feb-24	USD	2,789.3	5.63%
Global 50	4.75%	14-Nov-19	1-Jan-50	USD	3,079.3	4.75%
Global BRL 24	8.50%	27-Apr-12	1-Jan-24	BRL	650.3	8.50%
Global BRL 28	10.25%	29-Sep-22	1-Jan-28	BRL	1,000.6	10.25%
				Total (Globals)	40,711.4
TOTAL (BONDS)					40,711.4
Commercial Banks
Import Financing Credits with
Guarantee of Foreign Governments	5.50%	16-Nov-10	1-Jun-28	EUR	84.4	5.50%
Import Financing Credits without
Guarantee of Foreign Governments	5.10%	21-Oct-10	1-Jun-31	EUR	290.5	5.10%
Import Financing Credits without
Guarantee of Foreign Governments	5.50%	8-Nov-10	1-Jun-29	EUR	496.3	5.50%
Import Financing Credits without
Guarantee of Foreign Governments	Variable	18-Jul-05	1-Dec-24	USD	0.2	4.88%
Loans	Variable	1-Sep-00	1-Apr-35	GBP	0.1	4.64%
Loans	Variable	24-Jun-21	1-Sep-40	EUR	221.1	5.44%
Total (Commercial Banks)					1,092.5
Others
Import Financing Credits without
Guarantee of Foreign Governments	Variable	15-Apr-97	1-May-27	USD	5.8	8.42%
Total (Others)					5.8
Total			Total Amount		49,854.7

Note: Numbers may not total due to rounding.

(1)	Does not include debt incurred by the Central Bank.
(2)	In the case of multiple tranches, the date refers to the first issuance of the security.
(3)	Currencies other than U.S. dollars translated into U.S. dollars by the exchange rate (selling) as of December 31, 2022.
(4)	In the case of variable rates, the interest rate refers to the last coupon paid.

Source: Central Bank.

Table No. 38

External Debt Guaranteed by the Federal Government(1)

(In Millions of U.S. Dollars)

Type	Interest	Issue Date	Final Maturity	Currencies	Amount Disbursed	Principal Amount Outstanding as of Dec 31, 2023
I. To Public Entities
Multilateral Organizations
World Bank	Various	Various	Various	Various	19,829	13,908
Inter-American Development Bank (IDB)	Various	Various	Various	Various	23,512	13,753
International Monetary Fund (IMF)	Various	Various	Various	SDR	4,044	18,073
Others	Various	Various	Various	Various	3,812	2,249
				Total (Multilateral Organizations)		47,983
Foreign Governments
Import Financing Credits	Various	Various	Various	Various	248	30
Original Loans	Various	Various	Various	Various	1,263	475
				Total (Foreign Governments)		505
Commercial Banks
Import Financing Credits without Guarantee of Foreign Governments	Various	Various	Various	Various	553	12
Loans	Various	Various	Various	Various	556	252
				Total (Commercial Banks)		264
				Total for Public Entities		48,752
II. To Private Companies
Loans(2)	Various	Various	Various	Various	0	0
III. Intercompany Loans
	Various	Various	Various	Various	0	0
				Total for Private Entities		0
				Total for Public and Private Entities		48,752

Note: Numbers may not total due to rounding.

(1)	Currencies other than U.S. Dollars are translated into U.S. Dollars with reference to the exchange rate (sell side) on December 31, 2023.
(2)	Includes privatized companies.

Source: Central Bank.

Table No. 39

Internal Securities Debt of the Republic

(In Millions of U.S. Dollars(1))

Name	Index(1)	Interest Rate	Issuance Date	Final Maturity	Outstanding as of Dec 31, 2023
National Treasury Letters (NTL)	Fixed	— (2)	Various (Feb 2018-Jul 2023)	Various (Jan 2024-Jan 2029)	$263,019
National Treasury Notes (NTN)
A Series		$$6.00%	(Dec 1997)	(Apr 2024)	$3,665
B Series	IPCA	6.00%	Various (Nov 2001-Jan 2023)	Various (Aug 2024-Aug 2060)	$382,930
B1 Series	IPCA	— (2)	Various (Jan 2023-Aug 2023)	Various (Jan 2026-Dec 2084)	$341
C Series	IGP-M	6% and 12%	(Jan 2001)	(Jan 2031)	$15,948
F Series	Fixed	10%	Various (Jan 2014-Jan 2022)	Various (Jan 2024-Jan 2033)	$92,509
I Series		$0% and 12%	(Apr 2001)	Various (Jan 2024-Jul 2037)	$335
P Series	TR	6.00%	Various (Jan 2008-Jan 2014)	Various (Jan 2024-Jan 2030)	$53
Financial Treasury Letters (FTL)	Overnight	—	Various (Jan 2018-Jul 2023)	Various (Mar 2024-Sep 2029)	$533,065
National Treasury Certificate (CTN)	IGP-M	12%	Various (Feb 2004-Aug 2004)	Various (Feb 2024-Aug 2024)	$22
Financial Treasury Certificate (CFT)
A Series	IGP-DI	6% and 12%	(Sep 1998)	(Sep 2028)	$340
B Series	TR	6.00%	(Jan 2015)	(Jan 2030)	$9
D Series		$0% and 6%	Various (May 2001-Apr 2002)	(May 2031)	$362
E Series	IGP-M	Various	Various (Dec 2000-Jan 2018)	Various (Dec 2030-Jan 2048)	$1,237
Securitized Credits	IGP-DI	Various	(Jan 1992)	(Jul 2040)	$2
	TR	Various	(Jan 1997)	Various (Jan 2024-Jan 2027)	$959
Public Debt Certificate (CDP)	TR	Various	Various (Mar 1998-Mar 2002)	Various (Mar 2028-Mar 2032)	$0
Agrarian Debt Securities (TDA)	TR	Various	Various	Various (Jan 2024-May 2035)	$79
Total					$1,294,872

Note: Numbers may not total due to rounding.

(1)	Amounts in Reais are translated into U.S. Dollars with reference to the exchange rate (sell side) on December 31, 2023.
(2)

Securities indexed to each indicated rate/index: Overnight = Central Bank’s overnight rate; IPCA = Extended National Consumer Price Index; IGP-M = General Price Index (market based); $ = U.S. dollar exchange rate; TR = Index based on average daily rate of certificates of deposit issued by certain major Brazilian banks; and IGP-DI = General Price Index (internal availability).

(3)	Zero-coupon securities issued at a discount from their face amount.

Source: National Treasury.